FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☑	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Quarterly Results of Telefónica Group: January – December 2010	2

TELEFONICA GROUP
Financial Highlights
•	In 2010, Telefónica Group delivered solid results, reflected in the strong top line growth (+7.1% year-on-year) and the high cash flow generation.

•	The increased commercial activity during the year drove the total number of accesses to over 287 million at the year end (+7.2% year-on-year in organic terms):
•	Total gross additions increased by 13.3% year-on-year, while the churn rate remained stable.

•
The focus on expanding the customer base and increasing the value of customers led to a solid advance in mobile broadband accesses (+63.9% year-on-year), which now account for 10.1% of the Group’s mobile accesses, and retail fixed broadband accesses (+10.9% in organic terms).

•
The positive trend in the contract segment (+15.9% year-on-year in organic terms) boosted growth in mobile accesses (+8.9% year-on-year in organic terms). 53% of net additions in 2010 were in the contract segment, which already accounts for 31% of total mobile accesses.

•	Consolidated revenue for 2010 stood at 60,737 million euros (+7.1% year-on-year), leveraging the high diversification of the Group:
•	Fourth quarter revenues were up 9.9% year-on-year, driven by the growing contribution from Latin America as a result of the strong performance of operations and the higher exposure to Brazil.

•	Telefónica Latinoamérica and Telefónica Europe reported solid revenue growth, accounting together for 68% of consolidated revenue for 2010.

•	Mobile data revenue rose sharply, to close to 9,300 million euros, posting a 19.3% year-on-year increase in organic terms.

•
Revenues were up 2.4% in organic terms, pushed by Telefónica Latinoamérica and Telefónica Europe, which contributed with 2.7 percentage points and 1.0 percentage points, respectively, to revenue growth, offsetting the lower contribution from Telefónica España (-1.6 percentage points).

•	Operating income before depreciation and amortization (OIBDA) stood at 25,777 million euros in 2010, posting a 14.0% year-on-year growth. Operating efficiency levels remain a sector benchmark:
•
OIBDA was affected by the positive contribution from the revaluation of the previously-held stake in Vivo at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter). On the other hand, the Group recognised non-recurrent restructuring expenses of 1,262 million euros in 2010 (1,060 million euros in the fourth quarter), mainly related to personnel reorganization and firm commitments relating to the Telefónica Foundation’s social activities. Excluding both impacts, consolidated OIBDA margin would reach 38.3% in 2010.

•
In organic terms, which exclude the non-recurrent items mentioned above, OIBDA was up 0.8% year-on-year in 2010. The OIBDA margin remained virtually stable compared to 2009, despite the higher commercial activity registered during the year.

•
Net income amounted to 10,167 million euros, up 30.8% on 2009, positively affected by the net impact of non-recurrent items totalling 2,164 million euros (revaluation of the stake in Vivo, restructuring expenses and reassessment of the tax assets in Colombia).

•	Telefónica Group’s operating cash flow (OIBDA-CapEx) amounted to 14,933 million euros in 2010 (-2.7% year-on-year in reported terms):
•
In organic terms which exclude spectrum acquisitions, operating cash flow dropped 1.7%, despite growth in Telefónica Latinoamérica (+6.9% year-on-year organic) and Telefónica Europe (+16.6% year-on-year in comparable terms).

January — December 2010 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
•	Telefónica has met its guidance for eight years in a row. Under the criteria applied for 2010 guidance:
•	Revenues were up 3.8%, in the high end of the range announced (1.0% — 4.0%).

•	OIBDA increased by 1.4%, within the forecast range of 1.0% — 3.0%.

•	CapEx, excluding spectrum, totalled 7,646 million euros, in line with the target of 7,450-7,650 million euros.

•	EPS stood at 2.25 euros, above the target of 2.10 euros.
•	The Group maintains its financial strenght, with a ratio of net debt + commitments to OIBDA of 2.5 times at year end.
•	The Company announces its guidance for 2011, which reflect a strategy focused on capturing the growth in its markets while maintaining a high level of profitability. Telefónica forecasts:
•	Revenue growth up to 2%

•	An OIBDA margin in the upper 30s, with a limited erosion year-on-year

•	CapEx of approximately 9 billion euros

2010	Bases for Telefónica’s 2011 financial targets:
•	Consolidated revenues: 63,144 million euros

•	OIBDA margin 38.0%

•	Consolidated CapEx: 8,541 million euros
•
The solid cash flow generation perspectives for 2011 allow the Company to propose the distribution of a dividend of 1.6 euros per share. This represents a 14.3% increase compared to the 2010 dividend. The proposal confirms Telefónica’s commitment to prioritize shareholder remuneration in the use of cash and to gradually increase dividends per share. The Company reiterates its target of distributing a minimum dividend of 1.75 per share in 2012.

Organic growth: In financial terms, it assumes constant exchange rates as of 2009 (average fx), excludes changes in the perimeter of consolidation (HanseNet since mid February 2010, Jajah in January-December 2010, Telyco Marruecos in January-December 2009, and Manx Telecom in July-December 2009) and includes 100% of Vivo since October in 2009 and 2010 and Tuenti in August-December 09. OIBDA and OI figures do not include the impact of capital gains (Manx Telecom in Q2 2010, Medi Telecom in Q4 2009 and the revaluation of our pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom in Q3 2010), non-recurrent restructuring expenses, mainly related to personnel reorganization and firm commitments relating to the Telefónica Foundation’s social activities, recorded in the second half of the year. CapEx excludes the spectrum acquisition in Germany in Q2 2010 and in Mexico in H2 2010. Figures exclude hyperinflationary accounting in Venezuela in both years. In terms of accesses, HanseNet, Medi Telecom (following its disposal in the fourth quarter of 2009), and Manx Telecom as of July 2010 are excluded. At the same time, organic net additions exclude accesses disconnections made in the second quarter of 2010.
Comparable growth in T. Europe: In financial terms, Organic growth: (financial figures in million euros) in financial terms, assumes constant exchange rates (average of January-December 2009) and excludes HanseNet and JaJah contributions, included in Telefónica Europe’s consolidation perimeter from mid-February 2010 and January 1st, 2010, respectively. Manx Telecom results in the July-December of 2009 are excluded. OIBDA also excludes capital gain from the sale of Manx Telecom in the second quarter of 2010 and non recurrent restructuring expenses mainly related to personnel reorganization in the second half of the year of 2010 and CapEx excludes the acquisition of spectrum in Germany in May, 2010. In addition, the following non-recurrent effects are excluded: restructuring expenses, ii) Universal Service Obligation in the Czech Republic, iii) real estate gains in the Czech Republic, and iv) the proceeds from the settlement agreement with T-Mobile in the Czech Republic in 2009.
In access terms, comparisons exclude HanseNet and Manx Telecom. Net additions also exclude the disconnection of inactive mobile contract customers in the Czech Republic in the second quarter of 2010.
Guidance criteria 2010: 2009 adjusted figures for guidance exclude Telyco Marruecos results in T. España, Medi Telecom capital gain and write-offs. 2010 guidance assumes constant exchange rates as of 2009 (average FX in 2009) and excludes hyperinflationary accounting in Venezuela in both years. It includes 100% of Vivo since October, both 2009 and 2010, and it also includes the consolidation of HanseNet and Jajah in T. Europe. In terms of guidance calculation, OIBDA excludes non-recurrent restructuring expenses, mainly derived from personnel reorganization and firm commitments relating to the Telefónica Foundation’s social activities. OIBDA also excludes the capital gain from the revaluation of our pre-existing stake in Vivo. Group CapEx includes 50% of Vivo in the fourth quarter 2009 and excludes Real Estate Efficiency Program of T. España and spectrum licenses.
Guidance criteria 2011: 2010 adjusted figures for guidance include full consolidation of Vivo, Hansenet and Tuenti in the whole year (12 months) and excludes Manx Telecom’s results in January-June 2010. 2010 adjusted OIBDA excludes the capital gain from the revaluation of Telefónica’s pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom, non-recurrent restructuring expenses registered in the second half of 2010, and the capital gain derived from the disposal of Manx Telecom.
2011 guidance assumes constant exchange rates as of 2010 (average FX in 2010) and excludes hyperinflationary accounting in Venezuela in both years. At the OIBDA level guidance for 2011 excludes write-offs (impairments of subsidiaries), capital gains/losses from companies disposals and significant exceptionals mainly related with restructuring costs. Results from the operation in Costa Rica are excluded from guidance calculation. Group CapEx excludes Real Estate Efficiency Program of T. España, the Real State commitments associated to the new Telefónica premises in Barcelona and spectrum licenses
January — December 2010 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - December		% Chg
							Guidance
	2010	2009	Reported		Organic		Criteria

Revenues	60,737	56,731	7.1		2.4		3.8
Telefónica España	18,711	19,703	(5.0)		(4.8)
Telefónica Latinoamérica	26,041	22,983	13.3		6.7
Telefónica Europe	15,255	13,533	12.7		4.4

OIBDA	25,777	22,603	14.0		0.8		1.4
Telefónica España	8,520	9,757	(12.7)		(8.5)
Telefónica Latinoamérica	13,782	9,143	50.7		9.1
Telefónica Europe	4,014	3,910	2.6		3.8

OIBDA margin	42.4%	39.8%	2.6	p.p.	(0.6	p.p.)
Telefónica España	45.5%	49.5%	(4.0	p.p.)	(1.9	p.p.)
Telefónica Latinoamérica	52.9%	39.8%	13.1	p.p.	0.9	p.p.
Telefónica Europe	26.3%	28.9%	(2.6	p.p.)	(0.2	p.p.)

Operating Income (OI)	16,474	13,647	20.7		4.5
Telefónica España	6,511	7,617	(14.5)		(9.2)
Telefónica Latinoamérica	9,721	5,350	81.7		21.2
Telefónica Europe	923	1,015	(9.1)		15.1

Net income	10,167	7,776	30.8
Basic earnings per share (euros)	2.25	1.71	31.6

OpCF (OIBDA-CapEx)	14,933	15,346	(2.7)		(1.7)
Telefónica España	6,499	7,893	(17.7)		(12.6)
Telefónica Latinoamérica	8,247	5,693	44.9		6.9
Telefónica Europe	942	2,183	(56.8)		14.6

•	Reconciliation included in the excel spreadsheets.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•
Organic criteria: Figures in million euros. In financial terms, it assumes constant exchange rates as of 2009 (average fx), excludes changes in the perimeter of consolidation (HanseNet since mid February 2010, Jajah in January-December 2010, Telyco Marruecos in January-December 2009, and Manx Telecom in July-December 2009) and includes 100% of Vivo since October in 2009 and 2010 and Tuenti in August-December 09. OIBDA and OI figures do not include the impact of capital gains (61 from Manx Telecom in Q2 2010, 220 from Medi Telecom in Q4 2009 and 3,797 from the revaluation of the pre-existing stake in VIVO at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom in Q3 2010), non-recurrent restructuring expenses (1,262), mainly related to personnel reorganization (658) and firm commitments relating to the Telefónica Foundation’s social activities (400) in the second half of the year. Figures exclude hyperinflationary accounting in Venezuela in both years. CapEx excludes the spectrum acquisition in Germany in Q2 2010 and in Mexico in the second half of 2010.

•
Guidance criteria: Figures in million euros. 2009 adjusted figures for guidance exclude Telyco Marruecos results in T. España, Medi Telecom capital gain (220 in the fourth quarter of 2009) and write-offs. 2010 guidance assumes constant exchange rates as of 2009 (average FX) and excludes hyperinflationary accounting in Venezuela in both years. It includes 100% of Vivo since October, both 2009 and 2010, and it also includes the consolidation of HanseNet and Jajah in T. Europe. In terms of guidance calculation, OIBDA excludes non-recurrent restructuring expenses (1,262), mainly related to personnel reorganisation (658) and firm commitments relating to the Telefónica Foundation’s social activities (400) in the second half of the year. OIBDA also excludes the capital gain from the revaluation of the pre-existing stake in VIVO. Group CapEx includes 50% of Vivo in the fourth quarter 2009 and excludes Real Estate Efficiency Program of T. España and spectrum licenses.

January — December 2010 Results Telefónica

Quarterly results
January — December 2010

• TELEFÓNICA GROUP
Market Size	2
Consolidated Results	4
Financial Data	10

• RESULTS BY REGIONAL BUSINESS UNITS
• Telefónica España	16
•Wireline Business	18
•Wireless Business	19

• Telefónica Latinoamérica	25
•Brazil	27
•Argentina	30
•Chile	32
•Peru	34
•Colombia	36
•México	38
•Venezuela	40
•Central America	41
•Ecuador	41

• Telefónica Europe	52
•Telefónica O2 UK	53
•Telefónica O2 Germany	55
•Telefónica O2 Ireland	56
•Telefónica O2 Czech Republic	57

• Other Companies	66
•Atento Group	66

• ADDENDA	68
Key Holdings of the Telefónica Group and its Subsidiaries	68
Significant Events	69
Changes to the Perimeter	70
The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — December 2010 Results Telefónica 1

TELEFÓNICA GROUP
Market Size
(Data in thousands accesses)
January — December 2010 Results Telefónica 2

TELEFONICA GROUP
Market Size
TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	December
	2010	2009	% Chg

Final Clients Accesses	282,994.9	260,510.2	8.6
Fixed telephony accesses (1)	41,355.7	40,606.0	1.8
Internet and data accesses	18,611.4	15,082.5	23.4
Narrowband	1,314.1	1,427.5	(7.9)
Broadband (2)	17,129.6	13,492.6	27.0
Other (3)	167.8	162.4	3.3
Mobile accesses	220,240.5	202,332.5	8.9
Prepay	151,273.9	142,806.6	5.9
Contract	68,966.6	59,525.9	15.9
Pay TV	2,787.4	2,489.2	12.0

Wholesale Accesses	4,637.4	4,095.3	13.2
Unbundled loops	2,529.2	2,206.0	14.7
Shared ULL	264.0	447.7	(41.0)
Full ULL	2,265.3	1,758.3	28.8
Wholesale ADSL (4)	687.4	463.4	48.4
Other (5)	1,420.7	1,426.0	(0.4)
Total Accesses	287,632.3	264,605.5	8.7

Notes:

•
Year-on year changes are affected by the disconnection of inactive customers in December 2009 and in the second quarter of 2010, as well as the inclusion of the customers of HanseNet since March 2010 and the exclusion of the customers of Manx since July 1st, 2010.

(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes ULL rented by T. O2 Germany.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.
January — December 2010 Results Telefónica 3

TELEFÓNICA GROUP
Consolidated Results
The structure of the Telefónica Group by business unit Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information.
Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for use of the brand and management contracts have been excluded from the operating results for each Group region. At the same time, the impacts derived from projects managed at a centralized level are included at a regional level. In any case, these effects do not have an impact on consolidated results.
In line with this reorganisation, Telefónica has included in Telefónica España, Telefónica Latinoamérica and Telefónica Europe all the information related to the fixed, mobile, cable, Internet and pay tv businesses, in accordance with its geographic allocation. The “Other companies” heading includes the Atento Business and other holding companies and eliminations in the consolidation process.
Also, in the context of the organisation and integrated management of the fixed and wireless businesses in Spain, and with the objective of facilitating understanding and monitoring of the financial performance of the Company’s operations in this market and avoiding distortions which, without affecting the consolidated results of Telefónica España, may result in an erroneous interpretation of the individual performance of each of the businesses — especially at the level of operating expenses and investment -, from the first quarter of 2010 the Company has decided to publish the selected consolidated financial data corresponding to Telefónica España, providing breakdown by business only at a revenue level. The Company has continued to report all the operating metrics previously reported.
Telefónica obtained solid results in 2010, meeting the guidance committed with the market for eight years in a row, thanks to the Company’s high-class diversification, both in terms of geographies and businesses.
The strong growth posted by Telefónica Latinoamérica and Telefónica Europe drove Telefónica’s solid performance, offsetting the lower contribution of the business in Spain. It is noteworthy the growing contribution of the Latin America business to the Group’s results, supported by the positive performance in operations and the greater exposure to Brazil, following the acquisition of Portugal Telecom’s stake in Vivo last September.
It should be noticed that Vivo is fully consolidated in the Group since October 2010 (prior to that date, the results of Vivo were proportionally consolidated), affecting therefore to year-on-year comparisons in reported terms as from the fourth quarter of the year.
The Company’s focus on growing its customer base and increasing the value of customers led to a solid advance in the number of accesses, especially in the broadband businesses (both wireline and mobile). In addition, it is noteworthy the higher proportion of the contract segment in the mobile business, thanks to active migration policies and to the rapid adoption of smartphones. Bundled offers in the wireline business showed also steady growth, reflecting the commercial priorities set for the year.
The intense commercial activity recorded throughout the year by the Group’s businesses across markets pushed total accesses up by 7.2% year-on-year in organic terms (+8.7% in reported terms), to 287.6 million. By region, of particular note are the expansion of the customer base at Telefónica Latinoamérica (+9.0% year-on-year) and Telefónica Europe (+6.2% year-on-year organic; +14.3% reported).
January — December 2010 Results Telefónica 4

TELEFÓNICA GROUP
Consolidated Results
The increased commercial drive resulted in a year-on-year growth in gross additions of 13.3%. At the same time, customer loyalty programmes and the commitment to improving quality kept the churn rate stable year-on-year at 2.3% in 2010. As a result, the Company registered 19.2 million organic net additions during the year (1.5 times the net additions recorded in 2009), adding 5.7 million new accesses in the fourth quarter (+36.0% compared to the third quarter; +13.1% year-on-year).
By access type:
•
Mobile accesses at the Telefónica Group stood at 220.2 million at the end of 2010, a year-on-year growth of 8.9% (both in organic and reported terms). Organic net additions reached 18.2 million in 2010 (1.3 times those recorded in 2009). Fourth-quarter net additions amounted to 5.4 million. Brazil posted the greatest growth in customer base, with 8.5 million net additions in 2010 (2.6 million in the fourth quarter).

The focus on high-value customers has been reflected in a significant increase in contract net additions compared to 2009: 53% of organic net additions corresponded to this segment, compared to 38% in 2009. This has left a total of 69.0 million contract customers (+15.9% year-on-year in organic terms), which represents over 31% of the Group’s total mobile accesses (+3 percentage points year-on-year organic).

The strong adoption of mobile broadband services, together with the launch of new and more segmented price schemes has allowed the Group to increase its number of mobile broadband accesses to more than 22.2 million by the end of 2010 (+63.9% year-on-year). This represents a penetration over the total mobile access base of 10.1%, 3.4 percentage points higher than at December 2009. All these accesses have a data rate attached and therefore are active users of the service.

•
Retail fixed broadband accesses reached a total of 17.1 million (+27.0% year-on-year in reported terms, +10.9% organic). Net additions picked up in the fourth quarter to reach 422 thousand accesses. In 2010, net additions stood at 3.6 million accesses (1.5 million in organic terms). Brazil was once again the driver of the Group’s growth in this type of access, with Telesp registering 681 thousand net additions, a record-high figure in the Company’s history.

Bundled voice, broadband, and television services remain key to Group strategy and especially to churn control. In Spain, 89% of retail fixed broadband accesses are bundled as part of either a dual or triple play offer, while in Latin America the figure stands at 86%.

•	The number of pay-TV accesses stood at 2.8 million in 2010, an 8.9% increase in organic terms on December 2009 (+12.0% reported).

•
Fixed telephony accesses totalled 41.4 million, down 2.7% year-on-year in organic terms, although the rate of decrease was slower in the fourth quarter than in previous periods. In reported terms, the number of accesses rose 1.8%.

The increased customer base and the growing contribution from the mobile data business drove growth in revenues, which totalled 60,737 million euros in 2010, up 7.1% year-on-year (+9.9% in the fourth quarter). Foreign exchange rates added 2.2 percentage points despite the sharp devaluation in the Venezuelan bolivar, while changes in the consolidated perimeter accounted for 2.5 percentage points of the growth for the year.
The Group’s high-class diversification is a key factor behind the strong revenue trends. In 2010, Telefónica Latinoamérica and Telefónica Europe accounted for 68% of consolidated revenues, whereas Telefónica España’s contribution stood below 31%.
This diversification is also behind the positive performance of revenues in organic terms, which grew 2.4% year-on-year in 2010. This figure is roughly in line with the growth rate recorded in the first nine months of the year. It is worth to mention that cuts in mobile termination rates dragged 1.0 percentage point to organic revenue growth. By region, it is noteworthy the sustained momentum in the year-on-year revenue growth at Telefónica Latinoamérica and Telefónica Europe. These regions account for 2.7 percentage points and 1.0 percentage points of the organic growth in consolidated revenues respectively, and offset the lower contribution from Telefónica España (-1.6 percentage points).
January — December 2010 Results Telefónica 5

TELEFÓNICA GROUP
Consolidated Results
Consolidated operating expenses amounted to 40,375 million euros in 2010, a 13.8% year-on-year growth in reported terms. These expenses were negatively affected by non-recurrent restructuring expenses recorded in the second half of 2010 (1,262 million euros). These costs were mainly related to personnel reorganization (658 million euros) and firm commitments relating to the Telefónica Foundation’s social activities (400 million euros; of this total, 280 million euros are recorded in Telefónica S.A. and the rest is registered in Telefónica Latinoamérica). In organic terms, expenses were up 3.7% year-on-year in 2010, although the rate of growth slowed in the last quarter. Breakdown by component:
•
Supply costs amounted to 17,606 million euros in 2010, decreasing 0.1% year-on-year in organic terms (+5.3% reported), as lower mobile interconnection costs at Telefónica España offset the increased handset costs in the three regions.

•
Personnel expenses amounted to 8,409 million euros in 2010, up 9.3% year-on-year in organic terms (+24.1% reported). This figure was affected by personnel reorganisation costs recorded in the second half of the year.

The average number of employees in 2010 was 269,047 (13,896 employees more than at December 2009), mainly due to the larger workforce at Atento. Excluding Atento, Telefónica Group’s average workforce rose 2% year-on-year to 128,012.

•
Subcontract expenses amounted to 12,228 million euros in 2010, up 7.9% on 2009 in organic terms (+23.3% reported). This performance is largely due to the higher commercial efforts in the three regions and increased network management expenses at Telefónica Latinoamérica. Subcontract expenses also include firm commitments relating to social activities of the Telefónica Foundation.

In addition, it is important to highlight the value of the scale of the Group, reflected in the positive contribution to results from global projects launched in 2010. Indeed, the centralisation of certain Group processes had a positive effect on 2010 results, impacting revenues by 242 million euros and OIBDA by 200 million euros.
Gain on sales of fixed assets totalled 4,150 million in 2010, primarily explained by the positive impact of the revaluation of the previously held stake in Vivo at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter).
Operating income before depreciation and amortization (OIBDA) for 2010 stood at 25,777 million euros, a year-on-year growth of 14.0%, strongly affected by the gain on sales of fixed assets abovementioned recorded in the third quarter of the year, and despite the negative impact of non-recurrent restructuring expenses (1,262 million euros) also mentioned previously. Foreign exchange rates contributed with 1.2 percentage points to this growth, while changes in the consolidated perimeter represented 1.6 percentage points. The OIBDA margin stood at 42.4% for 2010 (+2.6 percentage points year-on-year). Stripping out the above mentioned impacts, the OIBDA margin would reach 38.3% in 2010.
In organic terms, which exclude the aforementioned non-recurrent restructuring expenses, OIBDA rose 0.8% year-on-year, an improved performance compared to the first nine months of 2010. The OIBDA margin was virtually stable compared to the prior year (-0.6 percentage points), despite the higher commercial activity in 2010.
January — December 2010 Results Telefónica 6

TELEFÓNICA GROUP
Consolidated Results
By region and excluding the positive impact of the revaluation of the previously held stake in Vivo already mentioned, Telefónica Latinoamérica increased its contribution to the Group’s OIBDA up by 5.0 percentage points year-on-year, to exceed 45% of the Group figure. Consequently, together with the higher contribution from Telefónica Europe, in 2010 over 60% of consolidated OIBDA was generated outside Telefónica España.
Depreciation and amortization amounted to 9,303 million euros in 2010, up 3.9% in reported terms (-2.8% organic). In the fourth quarter, this caption included amortization associated to the purchase price allocation of Vivo (84 million euros).
As a result, operating income (OI) totalled 16,474 million euros in 2010, up 20.7% year-on-year in reported terms. In organic terms and excluding the non-recurrent expenses mentioned above, OI rose 4.5% year-on-year.
Profits from associates amounted to 76 million euros in 2010, up 59.8% year-on-year. This increase is mainly due to the improved results contributed by the associate Telco, S.p.A.
Net Financial Results up to December 2010 amounted to 2,649 million euros (-19.9% year-on-year). Year-on year performance of Venezuela’s impact yielded a lower expense of 521 million euros. Stripping out this effect year-on-year performance is explained mainly by:
•	Changes in the foreign exchange gains and losses up to December 2010 with respect to the same period last year yielded a lower expense of 172 million euros.

•
Interest rate drops during the year, changes of the actual value of commitments derived mainly from the pre-retirement plans and other financial operations have yielded a lower expense of 410 million euros. On the other hand, changes in the Group’s debt volume have yielded a higher expense of 254 million euros. Both effects have yielded a lower expense of 156 million euros.

•
The 191 million euro expense corresponding to the transfer of the interest in BBVA at fair value from equity to financial results. This interest continues to be recognized as an available-for-sale financial asset.

Interest related net financial expenses up to December 2010 (excluding the 191 million expense mentioned before) amounted to 2,458 million euros, a cost of 4.9% over total average net debt of 49,999 million euros.
Free cash flow generated by the Telefónica Group up to the end of December 2010 amounted to 8,466 million euros, of which 5,872 million euros were assigned to Telefónica S.A. dividend payment, 883 million euros were devoted to the acquisition of Telefónica treasury shares and 834 million euros to commitment cancellations derived mainly from the pre-retirements plans. In addition, there was a net payment of 6,577 million euros due to financial investments and divestments in the period mainly explained by the purchase of the 50% stake in Brasilcel owned by Portugal Telecom and to a lesser extent the HanseNet purchase. As a result, net financial debt increased by 5,700 million euros. In addition, net debt increased by an additional 6,343 million euros of which 2,366 million euros are due to foreign exchange impact, and 3,977 million euros are due to changes in the consolidation perimeter and other effects on financial accounts. All this has led to an increase of 12,042 million euros with respect to the net financial debt at the end of 2009 (43,551 million euros), leaving the final figure in December 2010 at 55,593 million euros.
The leverage ratio, net debt over OIBDA (including accumulated 100% of Vivo’s OIBDA to December 2010, excluding results on the sale of fixed assets and adjusted by firm commitments relating to the Telefónica Foundation’s social activities), stands at 2.4 times at December 2010.
During 2010, the financing activity of Telefonica Group, excluding short term Commercial Paper Programmes activity, rose to 15,800 million equivalent euros, with the main objective of partly financing in advance 2011 debt at Telefónica, S.A. level and finance the acquisition of 50% of Brasilcel. On July 28, 2010, Telefónica, S.A. entered into a syndicated facility agreement with several domestic and international financial entities in an aggregate amount of up to 8,000 million euros. This Facility Agreement is divided into two tranches: the first, a three-year term loan facility, in an aggregate amount of up to 5,000 million euros and a second, a five-year revolving credit facility, in an aggregate amount of up to 3,000 million euros.
January — December 2010 Results Telefónica 7

TELEFÓNICA GROUP
Consolidated Results
It is also worth highlighting the financing activity of the company during 2010 in the bond markets:
•	Two bond issuances in the euro market, a 5 year bond issue for an amount of 1,400 million raised in March and a 7 year 1,000 million raised in September

•
In the US, Telefonica has issued an American dollar denominated bond for an amount of 3,500 million dollars raised in April, distributed in three tranches: 3 year 1,200 million dollars, 5 year 900 million dollars and a 10 year tranche of 1,400 million dollars

•	A 19 year bond issuance for an amount of 400 million Sterling Pounds in October
It is to mention the loan facility for telecom equipment purchases for an amount of nearly 500 million dollars with the guaranty of the Swedish Export Credit Agency (EKN) signed in February.
Telefonica S.A. and its holding companies have continued active during 2010 under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of 1,654 million euros at December.
Regarding Latin America, Telefonica ´s subsidiaries have tapped the capital markets up to December for an amount above 1,900 million equivalent euros, mainly for refinancing 2010 maturities. To highlight the Mexican peso bond issuance launched in July in two tranches, a 10 year 2,000 million and a 4 year 4,000 million bond issue, as well the Telefónica Moviles Chile issuance for an amount of 300 million dollars maturing in 5 years.
At the end of December, bonds and debentures represented 63%, on the consolidated financial debt breakdown, while debt with financial institutions reached a 37% weight.
Corporate income taxes for 2010 stood at 3,829 million euros, impacted by the reassessment of the tax assets in Colombia, amounting to 864 million euros and recorded in the fourth quarter of 2010. It is worth to mention that in the third quarter of 2010, this caption also included 321 million euros of fiscal effects relating to the revaluation of the Company’s previously-held stake in Vivo at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom. On the positive side, income tax expense for 2010 has decreased in the amount of 138 million euros due to tax credits generated in México and Terra Brazil, which are based on the expected taxable income to be generated by the companies.
Profit attributable to minority interests increased the net income figure by 95 million euros in 2010, reversing the trend observed both until September 2010 (-153 million euros) and compared to 2009 (-161 million euros), primarily due to minority interests in the losses Telefónica Telecom, which increased after the aforementioned reassessment. This more than offset the share of minority interests in the profits of Vivo, Telesp and Telefónica O2 Czech Republic.
The result of all the above was consolidated net income of 10,167 million euros for 2010, 30.8% higher year-on-year. The main drivers behind this performance were:
•	the positive net impact from the revaluation of the previously held stake in Vivo at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,476 million euros);

•	non-recurrent restructuring expenses registered in the second half of 2010 (862 million euros, net of taxes and minority interests);

•	the write-down of tax credits in Colombia (450 million euros, net of minority interests).
As a result, basic earnings per share stood at 2.25 euros (+31.6% year-on-year).
January — December 2010 Results Telefónica 8

TELEFÓNICA GROUP
Consolidated Results
CapEx, excluding spectrum acquisitions, reached 8,228 million euros, up 13.6% on 2009 figure (+5.9% in organic terms). The Company continues to focus its investments on growth and transformation projects (77% of total investment, excluding spectrum acquisitions), fostering the development of broadband services (both fixed and mobile).
Taking into account the spectrum acquisitions in Germany in May and the acquisition of additional spectrum and licenses in Mexico, CapEx for 2010 amounted to 10,844 million euros.
As a result, operating cash flow (OIBDA-CapEx) totalled 14,933 million euros in 2010 (-2.7% year-on-year). In organic growth terms and stripping out spectrum acquisitions, operating cash flow dropped 1.7% year-on-year.
Definitions
Organic growth: In financial terms, it assumes constant exchange rates as of 2009 (average fx), excludes changes in the perimeter of consolidation (HanseNet since mid February 2010, Jajah in January-December 2010, Telyco Marruecos in January-December 2009, and Manx Telecom in July-December 2009) and includes 100% of Vivo since October in 2009 and 2010 and Tuenti in August-December 09. OIBDA and OI figures do not include the impact of capital gains (Manx Telecom in Q2 2010, Medi Telecom in Q4 2009 and the revaluation of our pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom in Q3 2010), non-recurrent restructuring expenses, mainly related to personnel reorganization and firm commitments relating to the Telefónica Foundation’s social activities, recorded in the second half of the year. CapEx excludes the spectrum acquisition in Germany in Q2 2010 and in Mexico in H2 2010. Figures exclude hyperinflationary accounting in Venezuela in both years. In terms of accesses, HanseNet, Medi Telecom (following its disposal in the fourth quarter of 2009), and Manx Telecom as of July 2010 are excluded. At the same time, organic net additions exclude accesses disconnections made in the second quarter of 2010.
Average total Net Debt: Average balance at December 2010 of the items shown in the “Net financial debt and commitments” table.
January — December 2010 Results Telefónica 9

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December				October - December
	2010	2009	% Chg		2010	2009	% Chg

Revenues	60,737	56,731	7.1		16,457	14,976	9.9
Internal exp capitalized in fixed assets	737	720	2.3		218	237	(8.1)
Operating expenses	(40,375)	(35,489)	13.8		(11,740)	(9,654)	21.6
Supplies	(17,606)	(16,717)	5.3		(4,910)	(4,560)	7.7
Personnel expenses	(8,409)	(6,775)	24.1		(2,444)	(1,770)	38.0
Subcontracts	(12,228)	(9,921)	23.3		(3,771)	(2,734)	37.9
Bad Debt Provisions	(853)	(874)	(2.3)		(249)	(210)	19.0
Taxes	(1,279)	(1,203)	6.3		(367)	(380)	(3.6)
Other net operating income (expense)	494	435	13.5		276	221	24.6
Gain (loss) on sale of fixed assets	4,150	248	n.m.		206	230	n.m.
Impairment of goodwill and other assets	35	(42)	c.s.		(6)	(32)	c.s.
Operating income before D&A (OIBDA)	25,777	22,603	14.0		5,410	5,978	(9.5)
OIBDA margin	42.4%	39.8%	2.6	p.p.	32.9%	39.9%	(7.0	p.p.)
Depreciation and amortization	(9,303)	(8,956)	3.9		(2,559)	(2,293)	11.6
Operating income (OI)	16,474	13,647	20.7		2,851	3,685	(22.6)
Profit from associated companies	76	47	59.8		8	0	n.m.
Net financial income (expense)	(2,649)	(3,307)	(19.9)		(675)	(1,034)	(34.7)
Income before taxes	13,901	10,387	33.8		2,183	2,651	(17.7)
Income taxes	(3,829)	(2,450)	56.2		(1,099)	(161)	n.m.
Income from continuing operations	10,072	7,937	26.9		1,084	2,490	(56.5)
Income (Loss) from discontinued ops.	—	—	—		—	—	—
Non-controlling interests	95	(161)	c.s.		248	(50)	c.s.
Net income	10,167	7,776	30.8		1,333	2,440	(45.4)
Weighted average number of ordinary shares	4,522	4,553	(0.7)		4,512	4,554	(0.9)
outstanding during the period (millions)
Basic earnings per share (euros)	2.25	1.71	31.6		0.30	0.54	(44.9)

Notes:

•
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and since January 2010 respectively, and the perimeter of consolidation of T. España excludes Telyco Morocco since January, 2010 and includes Tuenti since August of 2010. The perimeter of consolidation of T. Latinoamérica includes 100% of Vivo since October 2010.

•
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

•
Figures in million euros. OIBDA, OIBDA margin and Operating Income are affected by the positive impact from the revaluation of the pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 in the third quarter of 2010). Additionally, OIBDA includes a capital gain of 61 from the sale of Manx Telecom in the second quarter of 2010, 220 from the sale of Medi Telecom in the fourth quarter of 2009, and is impacted by 1,262 of non-recurrent restructuring expenses in the second half of the year, mainly related to personnel reorganization (658) and firm commitments relating to the Telefónica Foundation’s social activities (400).

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — December 2010 Results Telefónica 10

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - December			January - December			January - December
	2010	2009	% Chg	2010	2009	% Chg	2010	2009	Chg

Telefónica España (1)(2)	18,711	19,703	(5.0)	8,520	9,757	(12.7)	45.5%	49.5%	(4.0	p.p.)
Telefónica Latinoamérica (1)(2)	26,041	22,983	13.3	13,782	9,143	50.7	52.9%	39.8%	13.1	p.p.
Telefónica Europe (1)(2)	15,255	13,533	12.7	4,014	3,910	2.6	26.3%	28.9%	(2.6	p.p.)
Other companies and eliminations	730	512	42.7	(539)	(207)	160.3	n.m.	n.m.	n.m.
Total Group (1)(2)	60,737	56,731	7.1	25,777	22,603	14.0	42.4%	39.8%	2.6	p.p.

	OPERATING INCOME			CAPEX			OpCF (OIBDA-CAPEX)
	January - December			January - December			January - December
	2010	2009	% Chg	2010	2009	% Chg	2010	2009	% Chg

Telefónica España (1)(2)	6,511	7,617	(14.5)	2,021	1,863	8.4	6,499	7,893	(17.7)
Telefónica Latinoamérica (2)(3)	9,721	5,350	81.7	5,535	3,450	60.5	8,247	5,693	44.9
Telefónica Europe (1)(4)	923	1,015	(9.1)	3,072	1,728	77.8	942	2,183	(56.8)
Other companies and eliminations	(681)	(335)	103.0	216	216	0.0	(755)	(423)	78.5
Total Group (1)(2)(3)(4)	16,474	13,647	20.7	10,844	7,257	49.4	14,933	15,346	(2.7)

(1)
Since January 2010, the perimeter of consolidation of T. España excludes Telyco Marruecos and includes Tuenti since August of 2010. The perimeter of consolidation of T. Latinoamérica includes 100% of Vivo since October 2010. HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and January 2010, respectively.

(2)
Figures in million euros. OIBDA, OIBDA margin, Operating Income and OpCF are affected by the positive impact from the revaluation of the pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 in the third quarter of 2010). Additionally, OIBDA includes a capital gain of 61 from the sale of Manx Telecom in the second quarter of 2010, 220 from the sale of Medi Telecom in the fourth quarter of 2009, and is impacted by 1,262 of non-recurrent restructuring expenses in the second half of the year, mainly related to personnel reorganization (658) and firm commitments relating to the Telefónica Foundation’s social activities (400).

(3)	CapEx includes 1,237 million euros from the acquisition of sprectrum in Mexico in 2010.

(4)	CapEx includes 1,379 million euros from the acquisition of sprectrum in Germany in the second quarter of 2010.

Notes:

•	OIBDA and OI are presented bebore brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — December 2010 Results Telefónica 11

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)

	December 2010	December 2009	% Chg

Non-current assets	108,721	84,311	29.0
Intangible assets	25,026	15,846	57.9
Goodwill	29,582	19,566	51.2
Property, plant and equipment and Investment properties	35,802	32,003	11.9
Non-current financial assets and investments in associates	12,618	10,925	15.5
Deferred tax assets	5,693	5,971	(4.7)
Current assets	21,054	23,830	(11.7)
Inventories	1,028	934	10.1
Trade and other receivables	12,426	10,622	17.0
Current tax receivable	1,331	1,246	6.8
Current financial assets	1,574	1,906	(17.4)
Cash and cash equivalents	4,220	9,113	(53.7)
Non-current assets classified as held for sale	475	9	n.m.

Total Assets = Total Equity and Liabilities	129,775	108,141	20.0

Equity	31,684	24,274	30.5
Equity attributable to equity holders of the parent	24,452	21,734	12.5
Non-controlling interests	7,232	2,540	n.m.
Non-current liabilities	64,599	56,931	13.5
Non-current financial debt	51,356	47,607	7.9
Deferred tax liabilities	6,074	3,082	97.1
Non-current provisions	4,865	4,993	(2.6)
Other non-current liabilities	2,304	1,249	84.5
Current liabilities	33,492	26,936	24.3
Current financial debt	9,744	9,184	6.1
Trade and other payables	9,314	7,365	26.5
Current tax payables	2,822	2,766	2.0
Current provisions and other liabilities	11,612	7,621	52.4

Financial Data

Net financial Debt (1)	55,593	43,551	27.7

(1)
Figures in million euros. Includes: Long term financial debt + other long term liabilities (1,718) + Short term financial debt + short-term provisions and other liabilities (1,977) — non-current financial assets and investments in associates (3,408) — temporary financial investment included in current financial assets — cash and cash equivalents.

Note: 2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — December 2010 Results Telefónica 12

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - December
		2010	2009	% Chg

I	Cash flow from operations	21,313	21,178	0.6
II	Net interest payment (1)	(2,018)	(2,070)
III	Payment for income tax	(2,616)	(2,942)
A=I+II+III	Net cash provided by operating activities	16,679	16,165	3.2
B	Payment for investment in fixed and intangible assets (2)	(8,670)	(7,592)
C=A+B	Net free cash flow after CapEx	8,010	8,573	(6.6)
D	Net Cash received from sale of Real Estate	41	241
E	Net payment for financial investment	(6,618)	(1,419)
F	Net payment for operations with minority shareholders and treasury stock (3)	(7,132)	(5,785)
G=C+D+E+F	Free cash flow after dividends	(5,700)	1,610	c.s.
H	Effects of exchange rate changes on net financial debt	2,366	1,226
I	Effects on net financial debt of changes in consolid. and others	3,977	1,203
J	Net financial debt at beginning of period	43,551	42,733
K=J-G+H+I	Net financial debt at end of period	55,593	43,551	27.7

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.

(2)	Includes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010 and 276 million euros from the acquisition of spectrum in Mexico.

(3)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

•	Note: 2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - December
	2010	2009	% Chg

OIBDA	25,777	22,603	14.0
- CapEx accrued during the period	(10,844)	(7,257)
- Payments related to cancellation of commitments	(834)	(793)
- Net interest payment	(2,018)	(2,070)
- Payment for tax	(2,616)	(2,942)
- Results from the sale of fixed assets	(4,150)	(248)
-Investment In working capital and other deferred income and expenses	2,694	(719)
= Net Free Cash Flow after CapEx	8,010	8,573	(6.6)
+ Net Cash received from sale of Real Estate	41	241
- Net payment for financial investment	(6,618)	(1,419)
- Net payment for operations wirh minority shareholders and treasury stock	(7,132)	(5,785)
= Free Cash Flow after dividends	(5,700)	1,610	c.s.
Unaudited figures (Euros in millions)

	January - December
	2010	2009	% Chg

Net Free Cash Flow after CapEx	8,010	8,573	(6.6)
+ Payments related to cancellation of commitments	834	793
- Operations with minority shareholders	(378)	(269)
= Free Cash Flow	8,466	9,097	(6.9)
Weighted average number of ordinary shares outstanding during the period (millions)	4,522	4,553
= Free Cash Flow per share (euros)	1.87	2.00	(6.3)

Notes:

•
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — December 2010 Results Telefónica 13

TELEFÓNICA GROUP
Financial Data
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		December 2010

	Long-term debt (1)	53,074
	Short term debt including current maturities (2)	11,721
	Cash and cash equivalents	(4,220)
	Short and Long-term financial investments (3)	(4,982)
A	Net Financial Debt	55,593
	Guarantees to IPSE 2000	0
B	Commitments related to guarantees	0
	Gross commitments related to workforce reduction (4)	3,556
	Value of associated Long-term assets (5)	(803)
	Taxes receivable (6)	(1,043)
C	Net commitments related to workforce reduction	1,710
A + B + C	Total Debt + Commitments	57,303

	Net Financial Debt / OIBDA (7)	2.4x
	Total Net Debt + Commitments/ OIBDA (7)	2.5x

(1)	Includes “long-term financial debt” and 1,718 million euros of “other long-term debt”.

(2)
Includes “short-term financial debt” and 1,977 million euros of “short-term provisions and other liabilities” for the pending payment commitment with Portugal Telecom from the acquisition of Brasilcel.

(3)	Includes “Current financial assets” and 3,408 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(4)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(5)
Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(6)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(7)
Calculated based on December 2010 OIBDA, and excluding results on the sale of fixed assets and firm commitments relating to the Telefónica Foundation’s social activities. It includes 100% of Vivo’s OIBDA for the full year 2010.

•	Note: 2010 reported figures include the hyperinflationary adjustments in Venezuela.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	December 2010
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	73%	15%	7%	3%	3%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s	Baa1	P-2	Stable	07/29/2010
JCR	A	—	Stable	12/17/2008
S&P	A-	A-2	Negative	08/06/2010
Fitch/IBCA	A-	F-2	Stable	11/25/2008
January — December 2010 Results Telefónica 14

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Dec 2010	Jan - Dec 2009	December 2010	December 2009

USA (US Dollar/Euro)	1.324	1.390	1.336	1.441
United Kingdom (Sterling/Euro)	0.857	0.891	0.861	0.888
Argentina (Argentinean Peso/Euro)	5.180	5.174	5.313	5.474
Brazil (Brazilian Real/Euro)	2.328	2.757	2.226	2.508
Czech Republic (Czech Crown/Euro)	25.291	26.435	25.060	26.465
Chile (Chilean Peso/Euro)	674.363	775.795	625.356	730.460
Colombia (Colombian Peso/Euro)	2,509.215	2,985.075	2,557.460	2,941.176
Guatemala (Quetzal/Euro)	10.660	11.331	10.708	12.035
Mexico (Mexican Peso/Euro)	16.711	18.778	16.502	18.812
Nicaragua (Cordoba/Euro)	28.271	28.258	29.239	30.023
Peru (Peruvian Nuevo Sol/Euro)	3.738	4.186	3.754	4.165
Uruguay (Uruguayan Peso/Euro)	26.537	31.303	26.850	28.275
Venezuela (Bolivar Fuerte/Euro) (3)	5.746	3.097	5.746	3.097

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 31/December/10 and 31/December/09.

(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.
January — December 2010 Results Telefónica 15

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España1
Against the backdrop of an adverse economic environment, austerity measures and strong price oriented competition, Telefónica España recorded a high level of commercial activity in 2010. Thus, aligned with the management priorities set for the year, the Company sustains its solid market leadership, especially in terms of revenue and profitability.
It is worth highlighting the 926 thousand net additions registered for the full year (not considering the disconnections in May following the process of identifying inactive prepay customers), that more than six fold the comparable figure recorded in 2009. It is also noteworthy the higher level of commercial activity recorded in both the wireline and wireless businesses, with an overall 10.5% year-on-year growth in gross additions in 2010, which coupled with continued churn management, drove total accesses to 47.6 million by year end. Net additions in the fourth quarter totalled 227 thousand (+4.9% year-on-year).
In the wireline business it should be noted the growth posted by retail fixed broadband Internet accesses in 2010 (+4.5% year-on-year) and the significant increase of Pay TV customers (12.1% year-on-year). On the other hand, it is remarkable the lower retail fixed line losses (-920 thousand in 2010), which decreased 18.3% year-on-year.
Additionally, in the mobile business, growth in the contract segment remained solid (+6.9% year-on-year). It should be highlighted the increase in the mobile broadband customer base, which reached 4.8 million by year end, 1.7 times higher than at the end of 2009.
As for reported economic-financial results, against the backdrop of lower consumption and increased price pressure, the loss of higher-margin revenue and increased commercial efforts relative to 2009 had a direct impact on OIBDA. In addition, operating expenses in 2010, and OIBDA by extension, reflect the TV tax introduced in the year (107 million euros) as well as non-recurrent restructuring expenses, mainly related to personnel reorganization plans, booked in the fourth quarter of the year (202 million euros). Another factor worth recalling is the 220 million euros capital gain on the disposal of Medi Telecom booked in the fourth quarter of 2009.
Revenue totalled 18,711 million euros in 2010, down 5.0% year-on-year in reported terms, impacted primarily by the trading environment, lower revenue related to Universal Service (95 million in 2010 vs. 223 million in 2009), the exit of Telyco Marruecos from the consolidation perimeter (57 million in 2009) and revenue from the sale of applications rights (101 million in 2010 vs. 48 million in 2009).
Reported revenue declined 7.5% year-on-year in the fourth quarter of 2010, affected by lower revenue related to Universal Service (38 million in 2010 vs. 148 million in 2009) and higher revenue from the sale of application rights (49 million in 2010). The economic impact of the full consolidation of Tuenti on Telefónica España’s wireless business in 2010 is not material.
In comparable terms, revenue declined 4.4% year-on-year in 2010 (-6.4% in the fourth quarter). This evolution is primarily explained by lower consumption across businesses and strong competition, with a direct impact on ARPUs. Against this backdrop, it is worth highlighting the healthy performance of IT revenue in 2010 in the wireline business (+9.0% year-on-year in comparable terms). On the other hand, in the wireless business it is especially noteworthy the performance of connectivity revenue (+54.3% year-on-year), which is cementing its status as a key revenue driver.

[1]
Figures in millions of euros. Since January 2010, T. España’s consolidation perimeter does not include Telyco Marruecos (wireline business) and since August 2010 includes Tuenti (mobile business). Comparable terms exclude the impact from changes in the consolidation perimeter, and thus includes Tuenti in the period August-December 2009 and excludes the impact of the following: Universal Service:+95 in revenue (wireline) and +31 in OIBDA in 2010 ; +223 in revenue (wireline) and +68 in OIBDA in 2009;+38 in revenue (wireline) and +13 in OIBDA in the fourth quarter of 2010 ; +148 in revenue (wireline) and +47 in OIBDA in the fourth quarter of 2009; property capital gains: +6 in OIBDA in the fourth quarter of 2009; capital gain on the sale of Medi Telecom: +220 in OIBDA in the fourth quarter of 2009; exit of Telyco Marruecos from the consolidation perimeter: +57 in revenue and +4 in OIBDA in 2009; +9 in revenue and +2 in OIBDA in the fourth quarter of 2009; non-recurrent restructuring expenses mainly related to personnel reorganization plans: -202 in OIBDA in the fourth quarter of 2010; revision of estimates made prior to 2009 related to personnel commitments:+90 in OIBDA in 2009; TV tax: -107 in OIBDA in 2010; -24 in OIBDA in the fourth quarter of 2010; sale of application rights :+101 in revenue and OIBDA (+51 in wireline; +51 in mobile) in 2010 ; +48 in revenue and OIBDA in 2009 (mobile); +49 in revenue and OIBDA in the fourth quarter of 2010 (+25 in wireline;+25 in mobile) and recovery of bad debts:+20 in OIBDA in 2010.

January — December 2010 Results Telefónica 16

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Operating expenses amounted to 10,489 million euros in 2010, a slight increase of 0.8% year-on-year in reported terms. In the fourth quarter operating expenses grew 3.0% year-on-year, reflecting impact from the non-recurrent restructuring expenses, mainly related to personnel reorganization plans, above-mentioned. In comparable terms, operating expenses decreased 1.5% in 2010 (-2.1% in the quarter), thanks to the efficiency measures implemented.
A breakdown by component is as follows:
•
Despite the higher commercial effort along the year, subcontract expenses totalled 3,017 million euros in 2010, decreasing 2.8% year-on-year in reported terms (-3.6% in the quarter). In comparable terms, excluding the restructuring projects booked in the fourth quarter of 2010, the year-on-year drop in operating expenses widens to 3.7% (-7.1% in the quarter).

•
Personnel expenses amounted to 2,658 million euros in 2010 and increased 15.3% year-on-year in reported terms (+35.5% in the quarter). This trend is affected by the revision of estimates made prior to 2009 related with personnel commitments (+90 million euros in the second quarter of 2009) and, particularly in the fourth quarter of 2010, by restructuring expenses mainly related to personnel reorganization already mentioned, and the negative impact of a higher-than-estimated rate of CPI. In comparable terms, personnel expenses would increase 3.7% year-on-year for the full year (+6.4% in the quarter).

•
Supplies reached 4,185 million euros in 2010 and decreased 2.5% year-on-year in reported terms and 1.4% in comparable terms (-1.2% in comparable terms in the quarter), reflecting lower interconnection costs due to mobile termination rate cuts, which offset higher expenses on mobile handsets.

•
Taxes increased 1.0% year-on-year in 2010 in reported terms to 496 million euros, adversely affected by the recognition of the TV tax (107 million euros in 2010), which more than offset lower expenses associated with the Universal Service. In comparable terms, taxes declined 3.2% year-on-year in 2010 (-4.5% in the quarter).

•
Bad debt provisions (133 millon euros in 2010), accounted for 0.7% of reported revenue by year end, and had a significant year-on-year reduction of 36.8% in reported terms, reflecting the improvements made on bad debt recoveries. In comparable terms, the year-on-year decline was 27.5% (-43.6% in the quarter).

As a result, operating income before depreciation and amortization (OIBDA) amounted to 8,520 million euros in 2010 (-12.7% year-on-year in reported terms), standing the OIBDA margin at 45.5% (-4.0 percentage points year-on-year).
In comparable terms, OIBDA decreased 6.9% year-on-year (-10.2% in the quarter). The Company maintained a high operational efficiency as reflected by the comparable OIBDA margin, which stood at 46.9% for the full year, limiting its year-on-year decline to 1.2 percentage points.
CapEx totalled 2,021 million euros in 2010, up 8.4% year-on-year, driven by the Company’s strategic focus on the development of growing services, particularly fixed and mobile broadband.
Operating cash flow (OIBDA-CapEx) amounted to 6,499 million euros in 2010, a year-on-year decline of 10.7% in comparable terms (-17.7% in reported terms).
January — December 2010 Results Telefónica 17

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
COMMERCIAL ACTIVITY AND REVENUE PERFORMANCE BY BUSINESS UNIT
WIRELINE BUSINESS
In the fourth quarter of 2010, the wireline access market recorded a slight improvement that contributed to the fact that the Company registered 20 thousand net additions in the quarter of total wireline accesses (retail wireline telephony accesses, wholesale line rental -AMLT-, fully undundled loops, and naked wholesale ADSL). As a result, total wireline accesses reached 16.0 million at year end, and remained virtually stable year-on-year in 2010 (-0.4% on 2009), posting a much better performance than in 2009 (-2.4% year-on-year). The Company’s estimated market share stood at around 83% at year end.
It is also worth highlighting the significant year-on-year reduction in net losses of retail wireline telephony accesses in both the quarter (-27.3%; 205 thousand lines) and the full year (-18.3% year-on-year; -920 thousand lines). The loss of retail accesses in the full year was virtually fully offset (in its 94%) by net additions in wholesale accesses, which continue to generate revenue for the Company. As a result, retail wireline accesses, impacted by loops unbundling, declined 6.5% on 2009 to 13.3 million, implying an estimated market share of around 69%.
The number of preselected lines continued to fall (-73 thousand in the fourth quarter; -375 thousand in 2010) to stand around 682 thousand at year end.
Telefónica España held on to its solid leadership position in the wireline broadband Internet access market, with more than 5.7 million accesses at year end (+4.5% year-on-year), implying an estimated market share of over 53%. Net additions for the full year stood at 245 thousand, growing 6.6% year-on-year (50 thousand net additions in the quarter, pretty much in line with the previous quarter).
Net additions of wholesale indirect broadband accesses, boosted by the introduction of new modalities as well as price reductions, reached 202 thousand in 2010, bringing total accesses to 561 thousand at year end (+56.4% year-on-year). Net additions in the quarter were 53 thousand.
Total unbundled loops stood at almost 2.5 million at year end, (+15.0% year-on-year), of which 11% were shared loops, while the remainders were full unbundled loops (including 602 thousand naked shared loops). It should be noted the slowdown in the pace of growth reflected in the net additions for the full year (323 thousand loops), which were 29.1% below the 2009 figure (106 thousand in the quarter; -20.3% year-on-year). Shared loops decreased by 184 thousand accesses in 2010 (-33 thousand in the quarter), while full unbundled loops rose by 507 thousands (138 thousand in the quarter), of which 34% were naked shared loops.
Pay TV accesses recorded a positive performance in 2010, with 85 thousand net additions (15 thousand in the quarter), driving the customer base to over 788 thousand accesses (+12.1% year-on-year), and leaving an estimated market share of almost 19%.
On the other hand, the total number of Dúo and Trío packages accounted for 89% of the Company’s retail broadband Internet accesses by year end.
Revenue declined 6.3% year-on-year in reported terms to 11,397 million euros in 2010 (-9.8% in the quarter). In comparable terms, revenue fell 5.3% year-on-year in 2010, primarily driven by the performance in access and voice revenue in an adverse economic environment. In the fourth quarter comparable revenue fell 7.2% year-on-year, mainly driven by the lower contribution of voice revenue and a slowdown in data and IT revenues. By component:
•
Traditional access revenue fell 13.1% year-on-year in reported terms in 2010, due to lower revenue related to Universal Service (95 million euros in 2010 vs. 223 million euros in 2009). In comparable terms, the year-on-year decline was 9.2% due to lower accesses (-6.5% year-on-year) and lower average revenue per line. The pace of decline eased in the fourth quarter (-9.0% year-on-year in comparable terms), improving quarter-on-quarter.

•
Voice service revenue declined 10.9% year-on-year in 2010 (-13.1% in the quarter), affected by lower traffic, particularly international and fixed-to-mobile, and the growing weight of traffic under flat-rates.

January — December 2010 Results Telefónica 18

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
•	Internet and broadband revenue dropped 0.9% year-on-year in 2010 (-2.1% in the quarter):
•
Retail broadband revenue fell 4.3% year-on-year in the full year, reflecting the decline in effective ARPU (-8.7% year-on-year). Revenue performance in the quarter (-7.6% year-on-year) reflected higher promotional activity amid strong competition.

•	Wholesale broadband revenue posted an outstanding 29.0% year-on-year increase (+40.5% in the quarter), underpinned by growth in unbundled loops and wholesale ADSL accesses.
•
Revenue from data services grew 4.9% year-on-year in 2010 and remained virtually stable in the quarter (-0.2% year-on-year). Stripping out revenues coming from the wireless business of Telefónica España, data revenue would have fallen 1.4% year-on-year.

•
Revenue from IT services rose 19.0% year-on-year (+19.6% in the quarter), positively affected by the sale of applications rights (+51 million euros). In comparable terms, revenue growth was 9.0% year-on-year for the full year (+3.9% in the fourth quarter).

WIRELESS BUSINESS
At the end of 2010 the estimated penetration in the Spanish mobile telephony market stood at 125%.
Telefónica maintained a strong commercial activity throughout 2010, up 7.1% year-on-year. However, it is worth to mention that the Company adapted its commercial strategy through 2009, leading to a strong push from the third quarter of 2009 onwards that explains the slowdown in year-on-year growth in the fourth quarter of 2010.
Gross additions in 2010 rose sharply, up 14.9% year-on-year (+6.6% in the quarter), being especially remarkable the higher growth recorded in the contract segment (+24.5% in 2010).
The churn rate was 2.3% in the year, very similar to 2009 rate (2.4% in the quarter). Nevertheless, contract churn remained well below the blended rate (1.4% in 2010) and was virtually stable year-on-year.
As a result, net additions posted healthy growth in 2010 (1.4 times the 2009 figure in comparable terms) amounting to 884 thousand accesses (not considering the disconnections in May following the identification of inactive prepay customers).
The Company’s focus on the contract segment drove net additions in this segment over one million accesses in the full year (roughly 1.4 times the 2009 figure), with 288 net additions in the quarter. As a result, the contract segment continued to post solid growth in 2010 (+6.9% year-on-year), accounting for over 67% of the Company’s total mobile accesses, 2.3 percentage points more than in 2009.
It is worth noting the fact that this strategy, focused on the customer value, enabled Telefónica to sustain its leadership in the Spanish mobile telephony market, being the operator presenting the widest gap between revenue and access share.
As a result, the Company’s mobile telephony customer base ended 2010 at 24.3 million accesses, up 3.3% on December 2009 figure.
Traffic fell by 0.8% year-on-year in both the full year and the quarter, reflecting a lower usage from customers in the current environment, and the different promotional campaigns of 2009 and 2010.
January — December 2010 Results Telefónica 19

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Total ARPU stood at 25.4 euros in 2010, down 7.3% year-on-year (-8.3% year-on-year in the quarter).
Voice ARPU declined 9.5% year-on-year in 2010 to 20.0 euros (-10.7% year-on-year in the quarter), driven by mobile termination rate cuts (-19.2% year-on-year following the cuts implemented in October and April 2010), lower usage by customers in the current environment and increased price-oriented competition. Outgoing voice ARPU posted a better performance, dropping 7.4% year-on-year in 2010 (-9.4% in the quarter).
Data ARPU recorded a positive performance standing at 5.5 euros in 2010, up 1.6% year-on-year (+0.7% in the quarter), on the back of a higher contribution from connectivity revenue and despite lower revenue from SMS. Data ARPU accounted for 21.4% of total ARPU in 2010 (+1.9 percentage points year-on-year).
Regarding data revenue, it is especially noteworthy the significant growth posted by connectivity revenue (+54.3% year-on-year in 2010; +44.2% in the quarter), boosted by strong demand for mobile broadband. As a result, mobile broadband customers reached over 4.8 million by year end (1.7 times the year end 2009 figure), accounting for almost 20% of the Company’s mobile accesses (+8 percentage points vs. 2009).
Connectivity revenue growth led data revenue to account for 21% of mobile service revenue in 2010, with non-P2P SMS revenue representing 67% of data revenue.
Revenue totalled 8,550 million euros in 2010, a year-on-year decline of 4.6% in reported terms (-6.1% in the quarter). In comparable terms, revenue fell 4.7% year-on-year in the full year, and 7.3% in the quarter. By component:
•
Mobile service revenue stood 7,270 million euros in 2010, declining 7.1% year-on-year in reported terms (-7.8% in the quarter). Lower mobile termination rates accounted for 3.1 percentage points of this decline. In comparable terms, mobile service revenue dropped 7.2% year-on-year in 2010 (-9.1% in the quarter).

•	Customer revenue (6,226 million euros) declined 5.3% year-on-year in 2010 (-8.4% in the quarter), driven by lower usage and a downtrend in prices against a backdrop of intense competition.
•	Interconnection revenue (792 million euros) decreased 20.9% year-on-year in 2010 (-17.8% in the last quarter) impacted by lower mobile termination rates.
•	Roaming-in revenue fell 8.6% year-on-year in 2010, to 140 million euros (-0.7% year-on-year in the quarter).
•	Revenue from handset sales grew by 12.6% year-on-year to 1,280 million euros in 2010 (+1.9% in the quarter).
January — December 2010 Results Telefónica 20

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2009	2010
	December	March	June	September	December	% Chg

Final Clients Accesses	44,164.2	44,181.1	44,113.8	44,231.5	44,257.4	0.2
Fixed telephony accesses (1)	14,200.1	13,922.5	13,663.9	13,485.0	13,279.7	(6.5)
Naked ADSL	14.7	30.3	37.0	39.1	38.1	158.2
Internet and data accesses	5,722.5	5,797.8	5,823.0	5,849.5	5,879.8	2.7
Narrowband	219.5	194.8	179.6	155.2	136.1	(38.0)
Broadband (2)	5,476.8	5,578.6	5,620.3	5,672.1	5,722.3	4.5
Other (3)	26.2	24.4	23.2	22.2	21.4	(18.2)
Mobile accesses	23,538.6	23,727.8	23,879.1	24,123.6	24,309.6	3.3
Prepay (4)	8,204.5	8,197.2	8,095.6	8,022.3	7,919.8	(3.5)
Contract	15,334.1	15,530.6	15,783.5	16,101.3	16,389.7	6.9
Pay TV	703.0	733.0	747.8	773.4	788.2	12.1

Wholesale Accesses	2,614.0	2,844.3	3,004.1	3,132.5	3,333.8	27.5
WLR (5)	97.4	161.3	205.1	250.5	294.5	n.m.
Unbundled loops	2,153.8	2,260.5	2,331.8	2,371.5	2,477.1	15.0
Shared ULL	447.7	380.1	324.8	296.7	264.0	(41.0)
Full ULL (6)	1,706.1	1,880.5	2,007.0	2,074.8	2,213.1	29.7
Wholesale ADSL	359.0	419.0	464.4	508.0	561.3	56.4
Other (7)	3.7	3.3	2.8	2.5	0.9	(76.6)

Total Accesses	46,778.2	47,025.4	47,117.9	47,364.0	47,591.2	1.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	715 thousand inactive prepay accesses were disconnected in December 2009 and 113 thousand in May 2010.

(5)	Wholesale Line Rental.

(6)	Includes naked shared loops.

(7)	Wholesale circuits.
January — December 2010 Results Telefónica 21

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December				October - December
	2010	2009	% Chg		2010	2009	% Chg

Revenues	18,711	19,703	(5.0)		4,670	5,048	(7.5)
Internal exp capitalized in fixed assets	238	218	9.4		62	70	(11.2)
Operating expenses	(10,489)	(10,402)	0.8		(2,910)	(2,825)	3.0
Supplies	(4,185)	(4,293)	(2.5)		(1,137)	(1,158)	(1.8)
Personnel expenses	(2,658)	(2,304)	15.3		(813)	(600)	35.5
Subcontracts	(3,017)	(3,102)	(2.8)		(804)	(834)	(3.6)
Bad debt provision	(133)	(211)	(36.8)		(26)	(45)	(43.6)
Taxes	(496)	(491)	1.0		(131)	(187)	(29.9)
Other net operating income (expense)	50	25	98.0		23	1	n.m.
Gain (loss) on sale of fixed assets	14	222	n.m.		5	226	(97.6)
Impairment of goodwill and other assets	(4)	(9)	(53.9)		0	(4)	c.s.
Operating income before D&A (OIBDA)	8,520	9,757	(12.7)		1,850	2,517	(26.5)
OIBDA margin	45.5%	49.5%	(4.0	p.p.)	39.6%	49.8%	(10.2	p.p.)
Depreciation and amortization	(2,009)	(2,140)	(6.1)		(531)	(542)	(2.0)
Operating income (OI)	6,511	7,617	(14.5)		1,319	1,975	(33.2)

Notes:

•	OIBDA and OI before brand fees.

•
Figures in million euros. Since January 2010, T. España’s consolidation perimeter does not include Telyco Marruecos and since August 2010 includes Tuenti. In comparable terms revenues of T. España would decline by 4.4%, OIBDA would decrease by 6.9% and OpCF would drop 10.7% in the year. Comparable terms exclude the impact from changes in the consolidation perimeter, and thus include Tuenti in Aug-Dec 2009 and exclude the impact from following effects: Universal Service (+95 in revenue and +31 in OIBDA in 2010; +223 in revenue and +68 in OIBDA in 2009; +38 in revenue and +13 in OIBDA in the fourth quarter 2010; +148 in revenue and +47 in OIBDA in the fourth quarter 2009), property capital gains (+6 in OIBDA in the fourth quarter of 2009); capital gain on the sale of Medi Telecom (+220 in OIBDA in the fourth quarter of 2009); the exit of the consolidation perimeter of Telyco Marruecos (+57 in revenue and +4 in OIBDA in 2009; +9 in revenue and +2 in OIBDA in the fourth quarter of 2009); non-recurrent restructuring expenses mainly related to personnel reorganization (-202 in OIBDA in the fourth quarter of 2010); revision of estimates made prior to 2009 related to personnel commitments (+90 in OIBDA in 2009); TV tax (-107 in OIBDA in 2010; -24 in OIBDA in the fourth quarter of 2010), sale of application rights (+101 in revenue and OIBDA in 2010; +48 in revenue and OIBDA in 2009; +49 in revenue and OIBDA in the fourth quarter of 2010); and recovery of bad debts (+20 in OIBDA in 2010).

January — December 2010 Results Telefónica 22

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - December			October - December
	2010	2009	% Chg	2010	2009	% Chg

Traditional Access (1)	2,426	2,792	(13.1)	601	767	(21.6)
Traditional Voice Services	3,548	3,983	(10.9)	848	975	(13.1)
Traffic (2)	1,975	2,209	(10.6)	467	535	(12.6)
Interconnection (3)	808	911	(11.3)	185	220	(15.9)
Handsets sales and others (4)	766	864	(11.3)	195	220	(11.3)
Internet Broadband Services	2,933	2,960	(0.9)	726	741	(2.1)
Narrowband	17	33	(47.4)	3	6	(44.3)
Broadband	2,915	2,928	(0.4)	723	736	(1.8)
Retail (5)	2,480	2,590	(4.3)	596	646	(7.6)
Wholesale (6)	435	337	29.0	126	90	40.5
Data Services	1,358	1,294	4.9	348	349	(0.2)
IT Services	604	508	19.0	187	156	19.6
Subsidiaries and eliminations	528	630	(16.2)	149	181	(17.8)
Revenues	11,397	12,167	(6.3)	2,859	3,170	(9.8)

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges and WLR access.

(2)	Local, domestic long distance, fixed to mobile and international traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonus and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Notes:

•	Since 1 January 2010, T. España’s consolidation perimeter (wireline) does not include Telyco Marruecos.

•
Figures in million euros. Associated to the recognition of the Universal Service, 95 million euros are included in traditional acceses in 2010 (38 in the fourth quarter) and 223 in 2009 (148 in the fourth quarter).

•	IT services include a positive impact of 51 million euros from the sale of applications in 2010 (25 in the fourth quarter).
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - December			October - December
	2010	2009	% Chg	2010	2009	% Chg

Service Revenues	7,270	7,828	(7.1)	1,751	1,898	(7.8)
Customer Revenues	6,226	6,571	(5.3)	1,499	1,636	(8.4)
Interconnection	792	1,001	(20.9)	182	221	(17.8)
Roaming — In	140	153	(8.6)	27	27	(0.7)
Other	113	103	9.4	44	14	n.m.
Handset revenues	1,280	1,137	12.6	387	380	1.9
Revenues	8,550	8,965	(4.6)	2,138	2,278	(6.1)

•	Figures in million euros. Service revenues include a positive impact of 51 from the sale of applications in 2010 (25 in the fourth quarter) and 48 in 2009, and include Tuenti since August of 2010.
January — December 2010 Results Telefónica 23

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2009	2010
	Q4	Q1	Q2	Q3	Q4	% Chg

Traffic (Million minutes)	10,495	10,051	10,562	10,675	10,412	(0.8)

ARPU (EUR) (1)	26.7	25.6	25.6	26.2	24.5	(8.3)
Prepay (1)	11.9	11.4	11.6	12.2	10.6	(11.6)
Contract	35.3	33.1	32.9	33.2	31.2	(11.4)

Data ARPU (EUR) (1)	5.6	5.3	5.2	5.6	5.7	0.7
% non-P2P SMS over data revenues	60.7%	65.3%	65.8%	67.8%	67.8%	7.1	p.p.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009 and 113 thousand in May 2010.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
CUMULATIVE SELECTED OPERATING DATA
Unaudited figures

	2009	2010
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	% Chg

Traffic (Million minutes)	42,039	10,051	20,613	31,288	41,700	(0.8)

ARPU (EUR) (1)	27.5	25.6	25.6	25.8	25.4	(7.3)
Prepay (1)	12.6	11.4	11.5	11.7	11.4	(9.1)
Contract	36.5	33.1	33.0	33.1	32.6	(10.7)

Data ARPU (EUR) (1)	5.4	5.3	5.3	5.4	5.5	1.6
% non-P2P SMS over data revenues	60.6%	65.3%	65.4%	66.2%	66.6%	6.0	p.p.

Notes:

•	ARPU calculated as monthly quarterly average of each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Change in ARPU affected by 715 thousand disconnections of inactive customers in December 2009 and 113 thousand in May 2010.
January — December 2010 Results Telefónica 24

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica1
In 2010 Latin America registered strong economic growth, further strengthening the bases of a young social structure with a growing middle class in an increasingly stable institutional framework.
At the same time, Brazil has strengthened its position not only as a regional leader but also as a major player on the global stage. Telefónica reinforced its benckmark position in this key market in 2010, after increasing its stake in Vivo in the third quarter.
In 2010 Telefónica Latinoamérica delivered a strong operating performance, while maintaining high levels of efficiency.
Thanks to its differential asset portfolio in the region, the Company reported net additions of 15.2 million accesses in 2010 (4.6 million in the fourth quarter), to reach a total of 183.7 million accesses at the end of December (+9.0% year-on-year). This performance was underpinned by the growth of its mobile and broadband businesses and the stability of traditional wireline accesses.
Highlights of key trends in the mobile business in 2010 include:
•	The estimated penetration rate in Latin America stood at 99% at the end of December 2010, a year-on-year increase of 10 percentage points.
•	Telefónica managed 149.3 million mobile accesses in the region, up 10.8% year-on-year.
•	Net additions in 2010 reached 14.6 million (+28.7% year-on-year) and 4.5 million accesses in the fourth quarter.
•
Particularly noteworthy was the quality of the growth, the result of an acquisition policy focused on customer value and a clear commitment to migration from prepay to contract as a value driver. Thus, contract net additions accounted for 46% of the total in 2010 (19% in 2009) and were 3.1 times the figure reported in 2009. As a result, the contract customer base advanced by 28.9% year-on-year, representing 20% of the total customer base at year end (+3 percentage points year-on-year).

•	The focus on a quality customer base, combined with the success of customer loyalty policies was reflected in a stable churn, which stood at 2.5% in 2010.
•
Traffic in 2010 rose 22.4% year-on-year to 189,358 million minutes, driven by outgoing traffic (+27.2% in the year), on the back of initiatives aimed at encouraging usage and boosting the community effect.

•	Data revenue remained a key growth lever in 2010, rising 43.4% year-on-year in organic terms and accounting for 23% of mobile service revenues (+4 percentage points year-on-year in organic terms).

[1]
Organic growth: it assumes constant exchange rates as of 2009 (average fx), excludes changes in the perimeter of consolidation, includes 100% of Vivo since October in 2009. OIBDA figures do not include the revaluation of our pre-existing stake in Vivo (3,797 million euros in 2010), non-recurrent restructuring expenses (410 million euros in the fourth quarter 2010), mainly related to personnel reorganization and firm commitments relating to the Telefónica Foundation’s social activities. Figures exclude hyperinflationary accounting in Venezuela in both years. CapEx excludes the spectrum acquisition in Mexico in 2010 (1,237 milion euros).

January — December 2010 Results Telefónica 25

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
•
ARPU remained virtually stable (-0.2% year-on-year in constant currency), despite the strong growth in the customer base. This reflects the strong performance of outgoing ARPU, which rose 3.0% year-on-year in constant currency in 2010.

In the wireline business, in 2010 the Company continued to focus on improving quality indicators and customer satisfaction levels while maintaining its focus on bundles, reporting positive operating results:
•	Telefónica’s wireline accesses in Latin America totalled 34.5 million at the end of December, posting positive growth for the first time in six quarters (+1.8% vs. 2009).
•
The focus on bundling and broadband is reflected in the fact that 66% of wireline accesses had signed up for some form of bundled offer as of the end of December 2010. Furthermore, 86% of broadband accesses are also under a double or triple play offers (+4 percentage points y-o-y).

•
Broadband accesses rose again with net additions at record levels thanks to Telesp, the acceleration of growth in Colombia and the consolidation of growth in Argentina and Peru. As a result, broadband accesses stood at 7.4 million at the end of December, up 15.8% year-on-year, with growth continuing to accelerate versus previous quarters (+13.9% in the third quarter, +8.9% in the second quarter and +7.0% in the first). Total net additions in 2010 exceeded one million accesses (259 thousand in the fourth quarter), 2.8 times more than in 2009. The strong growth in broadband accesses drives the transformation process of the fixed business, and thus broadband accesses account for 30% of the Company’s traditional accesses at year end (+4 percentage points year-on-year).

•
In pay TV the customer base stood at 1.8 million at the end of December 2010 (+8.7% year-on-year), with growth picking up sharply in the fourth quarter (+3.6% year-on-year through September). Net additions in the year totalled 144 thousand accesses (39.5 thousand in the quarter).

•
In the traditional business the Company continued to gear its efforts towards maintaining a stable customer base. Thus, fixed accesses totalled 24.4 million at the end of 2010, virtually unchanged from a year earlier (-0.7%), after registering a steady improvement over the year (-2.6% in September, -3.5% up to June).

As for Telefónica Latinoamérica’s financial results, it should be noted that year-on-year comparisons from the fourth quarter of 2010 reflect the full consolidation of Vivo since October 2010 (previously this company’s results were proportionately consolidated) following the acquisition of 50% of Brasilcel from Portugal Telecom on 27 September 2010.
In addition, 2010 OIBDA is affected by the positive contribution from the revaluation of our previously held stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros booked in the third quarter). On the other hand, the OIBDA is affected by non-recurrent restructuring expenses booked in the fourth quarter of 2010 (410 million euros), mainly related to personnel reorganization (159 million euros) and firm commitments linked to Telefónica Foundation’s social activities (120 million euros).
It is also important to note that the year-on-year comparison in euros with 2009 is sharply distorted by the devaluation of the Venezuelan bolivar at the beginning of 2010.
Revenue in 2010 totalled 26,041 million euros, with solid year-on-year growth in organic terms of 6.7%, in line with the first nine months.
In terms of contributions by country, Brazil remained the biggest contributor in the region in 2010, generating 42.7% of revenue, a figure that rises to 47.1% assuming the full consolidation of Vivo in the entire year. The next largest contributors were Argentina (11.8% of revenue), Venezuela (8.9%), Chile (8.4%), Peru (7.5%) and Mexico (7.0%).
January — December 2010 Results Telefónica 26

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating expenses reached 16,965 million euros in 2010, up 7.6% year-on-year in organic terms that exclude non-recurrent restructuring expenses already mentioned:
•
Supply costs increased 3.6% in organic terms to 6,801 million euros in 2010, and continued to reflect the impact of higher interconnection expenses and handset sales due to the increase in traffic and commercial activity, although growth slowed markedly versus the first half (+8.1% organic). The increase in reported terms was 9.9% in 2010.

•
Subcontract expenses amounted to 6,549 million euros in 2010, up 11.8% year-on-year in organic terms. This growth is mainly explained by the higher commercial activity and the increased focus on contract, and the higher network and system expenses. In reported terms the increase was 28.6% affected by non-recurrent restructuring expenses related with firm commitments linked to Telefónica Foundation’s social activities

•
Personnel expenses through December stood at 2,411 million euros, up 18.2% year-on-year in organic terms (+34.7% in reported terms), still affected by higher inflation in some countries in the region and by the non recurrent impacts from personnel reorganization in 2009 and 2010.

Operating income before depreciation and amortization (OIBDA) reached 13,782 million euros in 2010 (+50.7% year-on-year in reported terms). In organic terms that exclude the impact from non-recurrent restructuring expenses in the fourth quarter, OIBDA was up 9.1% year-on-year.
CapEx in 2010 totalled 5,535 million euros (+12.7% year-on-year in organic terms), mainly related to mobile broadband expansion, as well as the enhancement of fixed broadband service. Operating cash flow (OIBDA-CapEx) amounted to 8,247 million euros (+6.9% year-on-year in organic terms that exclude the impact from non-recurrent restructuring expenses in the fourth quarter).
Telefónica Latinoamérica’s strategy continues to focus on delivering customer satisfaction as a key growth lever. The Company’s ability to deliver such a strong financial performance reflects its capacity to capture the full value of its assets taking a coordinated, regional approach to all its operations.
Within this goal of capturing the value of its assets and encompassed by the regional transformation process, the Company has developed a number of initiatives in different countries such as the sale of non-strategic assets, leading to positive results in 2010 (242 million euros in OIBDA).
It is also worth highlighting that the initiative “Open Telefónica”, focused on finding new opportunities, continues to boost results derived from third party access to the Company’s services platform and know-how and from assignments of rights of use (139 million euro contribution to revenue and 180 million euros to OIBDA in 2010; 117 and 140 million euros in 2009, respectively).
At the same time, the Company is constantly exploring new types of supplier relationships and innovative improvements to critical processes, taking a medium- to long-term approach. These take the form of specific initiatives that have a positive impact on synergy generation, and by extension, on the results of Telefónica Latinoamérica (61 million euros in OIBDA in 2010; 217 million euros in 2009).
BRAZIL
In 2010, Brazil consolidated its position as a leading economic player, with high growth rates and an increasingly stable social structure with a growing middle class.
In this context, Telefónica has bolstered its position in the country after increasing its stake in Vivo, the leading mobile operator, and is the benchmark telco player in a sector that remains showing intense dynamism.
Telefónica managed 76.0 million accesses in Brazil at the end of 2010 (+13.4% year-on-year increase), after posting net additions of 9.0 million accesses (+44.6% year-on-year growth). As a result, the Company consolidated its position as market leader in accesses, underlining Vivo’s leadership in the mobile market while posting a marked improvement in the operating results of Telesp.
January — December 2010 Results Telefónica 27

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In the mobile business, Vivo ended 2010 with 60.3 million accesses, up 16.5% year-on-year, maintaining its market leadership after posting net additions of 8.5 million accesses.
In the wireline business, Telesp consolidated its competitive and operating improvement in 2010, with quality levels that are a benchmark in the market. As a result, net additions in 2010 totalled 446 thousand accesses (98 thousand in the fourth quarter), underscoring the trends seen in previous quarters.
It should be noted that financial results from the fourth quarter of 2010 reflect the full consolidation of Vivo since October 2010 (previously this company’s results were proportionately consolidated) after the acquisition of 50% of Brasilcel from Portugal Telecom on 27 September 2010.
Telefónica’s revenues in Brazil totalled 11,119 million euros in 2010, a year-on-year increase of 12.1% in local currency and of 3.6% in organic terms, with organic growth rate accelerating to 5.6% in the fourth quarter, thanks to the strong performance of the mobile business.
Operating income before depreciation and amortization (OIBDA) in 2010 amounted to 4,074 million euros (+9.6% year-on-year in reported terms). It should be noted that fourth-quarter OIBDA evolution is affected by non-recurrent restructuring expenses related to personnel reorganization and revenues from the assignment of rights of use of non-core assets. The OIBDA margin stood at 36.6% in 2010 in reported terms (-0.8 percentage points year-on-year) and at 39.7% in the fourth quarter.
In 2010 CapEx totalled 1,797 million euros (+12.5% year-on-year organic), leaving an Operating cash flow (OIBDA-CapEx) of 2,277 million euros.
VIVO
The Brazilian mobile market continued to show strong performance in 2010, with accesses topping the 200-million mark in December (+16.7% year-on-year growth). This meant penetration surpassed 100% for the first time to reach 105% as of December (+14 percentage points year-on-year), consolidating Brazil’s status as the fifth largest market in the world in terms of mobile phone users and one of the fastest growing markets.
In this context, it should be noted that Vivo began to be managed under Telefónica’s integrated management model in the fourth quarter of 2010, already obtaining the first tangible benefits. At the same time, the Company continued to bolster its competitive position thanks to quality, customer satisfaction and brand recognition levels that remain the market benchmark in Brazil.
Vivo continues to lead the market in terms of accesses, revenue and profitability. According to data from Anatel, Vivo’s market share at year end 2010 stood at 29.7%, leading the way in higher value segments where it attained a market share in the contract segment of 35.2%, up 3.0 percentage points year-on-year, despite strong competition.
The Company managed 60.3 million accesses at the end of 2010, up 16.5% year-on-year, after adding 8.5 million accesses in the year and 2.6 million in the fourth quarter.
Particularly noteworthy was the improvement in the quality of the customer base growth, with a larger increase in the contract customer base (+29.1% year-on-year). Contract net additions in 2010 represented 33% of the total and were 2.3 times higher than in 2009. As a result, the contract segment now accounts for 21% of total accesses, up 2 percentage points year-on-year.
The high level of net additions reflect the strong performance of gross additions (+24.5% year-on-year) and churn contention, which stood at 2.7% both in the full year and in the quarter, virtually stable versus 2009 (+0.1 percentage points year-on-year).
In terms of traffic, Vivo’s networks managed a total of 77,463 million minutes in 2010, up 48.6% year-on-year (+11.6% in the quarter), driven by the sharp growth in on-net traffic.
January — December 2010 Results Telefónica 28

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
ARPU continued to improve over the year, declining by 6.0% year-on-year in local currency in 2010 and by 3.0% in the fourth quarter, recording positive sequential growth for the third consecutive quarter.
Revenues amounted to 4,959 million euros in 2010, up 9.3%, year-on-year in organic terms, with growth accelerating in the fourth quarter to 11.4%. Mobile service revenues continued to perform well, rising 11.4% in the year, and accelerating in the fourth quarter to 14.8%, both year-on-year in organic terms.
Data revenues advanced 62.3% year-on-year in organic terms in 2010 (+53.5% year-on-year in the fourth quarter), and accounted for 19% of mobile service revenues in 2010 (+6 percentage points year-on-year). Particularly noteworthy was the positive performance of non-P2P SMS data revenues, accounting for 64% of data revenue (+2 percentage points versus 2009). Vivo consolidated its status as a sector benchmark and continued to tap market potential, delivering a particularly strong performance in mobile broadband.
Operating income before depreciation and amortization (OIBDA) amounted to 1,611 million euros in 2010, affected by non-recurrent restructuring expenses related to personnel reorganization (28 million euros) in the fourth quarter. Despite this effect, year-on-year growth in OIBDA in local currency and excluding changes in perimeter ramped up over the year to 13.1%, reaching a 19.7% in the fourth quarter.
The OIBDA margin stood at 32.5% in 2010 (+1.2 percentage points year-on-year), after reaching 34.2% in the fourth quarter (+2.4 percentage points year-on-year), setting a benchmark for the Brazilian market.
In 2010, Operating cash flow (OIBDA-CapEx) reached 863 million euros, as CapEx in 2010 totalled 748 million euros (+16.3% year-on-year in organic terms). Vivo continues to roll out its 3G network at a faster pace than its competitors, standing its 3G coverage at 75% over total population at the end of 2010.
TELESP
Telesp achieved significant operating and commercial improvements in 2010, a year during which the Company reoriented its management focus and repositioned its commercial offer, attaining significant improvements in quality and customer loyalty levels. Thus, in 2010, two landmark achievements are especially noteworthy: the Company reported positive net additions of traditional lines for the first time since 2004 and in the broadband business, attained net additions of 681 thousand accesses, its highest ever figure which led to an upturn in its market share.
As a result, Telesp reached 15.7 million accesses at the end of 2010 (+2.9% year-on-year). Net additions stood at 446 thousand accesses in the year (98 thousand in the quarter), cementing the positive trend in yearly access growth that started in the third quarter.
In the traditional wireline business the Company managed 11.3 million accesses, having achieved 39 thousand net additions in the year thanks to an outstanding reduction in the number of claims and higher customer satisfaction levels derived from the sustained improvement in quality indicators.
As of December 2010, broadband accesses totalled 3.3 million (+25.8% year-on-year; +21.7% up to September). 2010 has been a historic year for the Company, recording 180 thousand net additions in the fourth quarter. Churn contention and strong gross additions reflect the significant improvement in Telesp’s positioning in the market.
This performance underlines the acceleration in the transformation process of the Company. Broadband accesses represented 29% of traditional accesses in December 2010, up 6.0 percentage points year-on-year, despite the increase in traditional accesses.
January — December 2010 Results Telefónica 29

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In Pay TV, the Company managed 486 thousand accesses at the end of 2010, stable year-on-year thanks to a strong fourth-quarter performance, with net additions of 21 thousand accesses after five quarters of access net losses. This reflects the Company’s successful repositioning of its offering.
At the same time, financial results are gradually reflecting the improvements at the operating level. Thus, full-year revenues totalled 6,843 million euros, stable year-on-year (+0.2% in local currency), with improved trends in the second half of the year (+0.5% in the fourth quarter in local currency).
Internet, pay TV and content revenues in 2010 advanced 2.2% year-on-year in local currency (+8.4% in the fourth quarter), accounting for 15% of total revenue in 2010. In 2010, broadband revenues advanced a noteworthy 7.4% year-on-year in local currency, with a marked acceleration in the fourth quarter (+20.2% year-on-year versus +3.3% up to September). Also noteworthy is the 9.9% year-on-year growth in local currency of Data and IT revenue in 2010, which also accelerated in the fourth quarter (+14.0% year-on-year).
Meanwhile, traditional telephony revenues remained under pressure, falling 1.4% year-on-year in local currency in 2010, mainly due to lower local traffic and public telephony revenue.
Operating expenses rose 6.0% in 2010 in local currency. In the fourth quarter of 2010 non-recurrent restructuring expenses related to personnel reorganization (32 million euros) were booked. Excluding this effect, as well as the positive non-recurrent impact recorded in the second quarter of 2009 arising from the revision of the provision for contingencies, the performance of expenses was mainly explained by the higher commercial activity, the increased weighting of new businesses, the growth in wireless traffic (SMP) and the efforts to improve the customer relationship model.
The bad debt provision also reflects Telesp’s increasing focus on quality, representing 2.1% of total revenues in the year and 1.5% in the fourth quarter (-1.1 percentage points year-on-year in both periods).
As a result, operating income before depreciation and amortization (OIBDA) in 2010 amounted to 2,419 million euros (-7.5% year-on-year in local currency), leading to an OIBDA margin of 35.4% (-3.0 percentage points year-on-year). In the fourth quarter OIBDA advanced 2.5% year-on-year in local currency, leaving an OIBDA margin of 38.7% (+0.7 percentage points year-on-year).
2010 OIBDA and OIBDA margin year-on-year evolution were also affected by the positive impact registered in the fourth quarter of 2010 from the assignment of rights of use of non-strategic assets (100 million euros).
In 2010, CapEx stood at 1,049 million euros (+9.9% year-on-year in local currency), mainly devoted to new businesses development. Operating cash flow (OIBDA-CapEx) amounted to 1,370 million euros in 2010 (-17.6% year-on-year in local currency).
ARGENTINA
Growth in the Argentine telecommunications market remained strong in 2010. In this context, Telefónica consolidated its leadership with a strategy focused on increasing customer value. In the wireline business, this was reflected on the promotion of bundles and improved quality through a differential broadband offering, and in the mobile business, on leveraging the community effect, prepay to contract migrations and the growth of mobile broadband.
Telefónica Argentina managed 22.3 million accesses at the end of 2010 (+1.8% year-on-year), fuelled by the growth in fixed broadband accesses (+16.3% year-on-year) and the stable fixed telephony accesses (+0.3% year-on-year).
Revenues in 2010 totalled 3,073 million euros, up 17.9% year-on-year in local currency (+19.7% in the fourth quarter), underpinned by solid revenue growth at the mobile business and internet and broadband and the stable revenue growth of the traditional telephony business.
January — December 2010 Results Telefónica 30

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortization (OIBDA) reached 1,082 million euros in 2010, recording a 9.8% year-on-year growth in local currency (-0.4% in the fourth quarter), leading to an OIBDA margin of 34.3% (-2.4 percentage points year-on-year). It should be noted that non-recurrent restructuring expenses mainly related to personnel reorganization were booked in the wireline business in the fourth quarter of 2010 (40 million euros).
CapEx totalled 398 million euros in 2010 (+25.2% year-on-year in local currency), with operating cash flow (OIBDA-CapEx) of 684 million euros, up 2.5% year-on-year in local currency.
T. MÓVILES ARGENTINA
The estimated penetration rate of the Argentine mobile market stood at 129% at the end of 2010, up 8 percentage points year-on-year.
Telefónica managed 16.1 million mobile accesses in Argentina at year end (+1.4% year-on-year), after posting 217 thousand net additions in the year and despite the disconnection of 264 thousand inactive prepay accesses in the fourth quarter. It should be highlighted the strong performance posted by the contract segment, up 11.2% year-on-year to account for 36% of the total customer base (+3 percentage points year-on-year).
Gross additions posted a solid performance in 2010 (+1.6% year-on-year), while churn stood at 2.2% (+0.3 percentage points compared with 2009), as a result of the more selective commercial policies applied by the Company. However, it is worth highlighting the positive year-on-year evolution of contract churn.
Traffic carried in 2010 totalled 17,550 million minutes and posted a strong growth (+12.8% year-on-year; +10.8% in the fourth quarter) due to the sharp rise in on-net traffic (+23.4% versus 2009).
ARPU increased 6.7% year-on-year in local currency in 2010, with an acceleration of its growth trend to 8.4% year-on-year in the fourth quarter, driven by higher customer voice consumption and growing data usage.
Revenues in 2010 totalled 1,979 million euros (+20.6% year-on-year in local currency), with the positive growth trend consolidated in the fourth quarter (+23.1% year-on-year in local currency). This strong performance was driven by the solid growth in mobile service revenue in the quarter (+25.5% year-on-year in local currency; +21.4% in the full year).
The Company has developed a mobile broadband offering with a strong take-up, becoming a key growth driver. Thus, data revenues amounted to 35% of mobile service revenue in the year (+5 percentage points year-on-year), after posting 42.4% year-on-year growth in local currency (+30.4% in the quarter). Non-P2P SMS revenue grew 50.8% year-on-year and amounted to 27% of total data revenue.
Operating income before depreciation and amortization (OIBDA) reached 707 million euros in 2010, up 16.8% year-on-year in local currency (+15.0% in the final quarter), mainly driven by the strong revenue performance. The OIBDA margin stood at 35.7% in 2010 (-1.2 percentage points year-on-year) and at 37.4% in the fourth quarter (-2.9 percentage points year-on-year).
CapEx totalled 191 million euros in 2010, up 35.6% year-on-year in local currency, and was focused on expanding the capacity and coverage of the 3G network. Operating cash flow (OIBDA-CapEx) stood at 516 million euros in 2010, up 11.1% year-on-year in local currency.
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina managed 6.1 million accesses at the end of 2010, up 2.9% year-on-year, due to the strong growth in fixed broadband accesses (+16.3% year-on-year) and stable wireline accesses (+0.3% year-on-year).
January — December 2010 Results Telefónica 31

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In the broadband business Telefónica de Argentina consolidated its differential position in the market, based on quality and benchmark service. At the end of 2010 the Company managed 1.4 million accesses, recording 201 thousand net additions in the year (+28.8% year-on-year) and 48 thousand in the quarter. It is worth mentioning the Company’s bundling strategy, as 72% of broadband accesses were bundled at the end of 2010 (+5 percentage points year-on-year).
At the end of December traditional fixed accesses stood at 4.6 million, with 14 thousand net additions, reflecting the Company’s bundling strategy. Thus, 72% of these accesses were bundled on traffic packages (+3 percentage points year-on-year).
Revenues totalled 1,187 million euros in 2010, a year-on-year increase of 13.5% in local currency, with similar growth in the quarter (+14.0% year-on-year). This performance was driven by the strong growth in internet and content revenues (+29.2% year-on-year in local currency in 2010) and in data and IT revenues (+16.9% year-on-year in local currency), which account for 24% and 17% of total revenues respectively. Also noteworthy is the strong performance of traditional revenues (+6.3% year-on-year in local currency in 2010) due to the clear strategic focus on bundling.
In 2010 operating expenses advanced 20.3% year-on-year in local currency (+36.3% in the quarter), affected by the widespread increase in prices, the impact of the salary agreement reached in the previous quarter and non-recurrent restructuring expenses associated to personnel reorganization (40 million euros in the fourth quarter of 2010). Bad debt provisions stood at 1.3% of revenues in 2010 (-0.1 percentage points year-on-year).
Operating income before depreciation and amortization (OIBDA) reached 375 million euros in 2010, a 1.3% year-on-year fall in local currency, affected by the non-recurrent restructuring expenses mentioned earlier, and leaving an OIBDA margin of 28.4% (-3.9 percentage points year-on-year).
CapEx totalled 207 million euros in 2010 (+16.9% year-on-year in local currency), leaving operating cash flow (OIBDA-CapEx) of 168 million euros (-17.3% year-on-year in local currency).
CHILE
At the end of 2010 Telefónica Chile maintained its market leadership in Chile, promoting all its services under the Movistar brand. This has become a competitive advantage for the Company, providing an integrated and global service to its customers.
Telefónica managed 11.9 million accesses at the end of December 2010, up by a solid 11.8% year-on-year, driven by the strong growth of mobile accesses (+16.9% year-on-year), with a robust performance of mobile broadband and the contract segment (+25.2% year-on-year), and the focus on fixed broadband (+4.9% year-on-year) and pay TV expansion (+19.7% year-on-year). Additionally, traditional accesses slightly improved its trend, with the year-on-year decline continuing to ease in the fourth quarter (-4.4% compared with -4.7% in the third quarter).
It is worth noting the reduction in termination rates introduced in the tariff decrees of 2009 (On 23 January 2009 regulated mobile termination rates and on 7 May wireline termination rates) as these changes continue to affect the year-on-year comparison for the twelve-month period, with no impact on the fourth-quarter comparison.
On the other hand, the collection of insurance claims to cover the effects of the earthquake in the first quarter of the year was booked in the third and fourth quarter. These indemnities mitigate the negative impact of the earthquake on operating results and CapEx in 2010.
Revenues in 2010 amounted to 2,197 million euros, up 4.3% year-on-year in local currency, posting a strong acceleration in the fourth quarter (+9.5%). Excluding the impact of the termination rate cuts, revenues rose 5.0% year-on-year in local currency in 2010.
January — December 2010 Results Telefónica 32

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortization (OIBDA) in 2010 reached 1,092 million euros, up 24.5% year-on-year in local currency (+43.8% in the fourth quarter). It should be noted that non-recurrent restructuring expenses related to personnel reorganization were booked in the fourth quarter (12 million euros). The OIBDA margin stood at 49.7% in 2010.
CapEx in 2010 totalled 516 million euros (+29.3% year-on-year in local currency), leaving operating cash flow (OIBDA-CapEx) of 576 million euros, a year-on-year increase of 20.4% in local currency.
T. MÓVILES CHILE
The penetration of the Chilean mobile market stood at an estimated 126% at the end of 2010, up 20 percentage points year-on-year.
Telefónica is focused on boosting the contract segment and the mobile broadband business, while offering a segmented service portfolio based on customer needs.
Telefónica Móviles Chile managed 8.8 million accesses at the end of 2010, up 16.9% year-on-year, consolidating the acceleration of the growth trend seen in prior quarters. The contract segment remains a key growth lever (+25.2% year-on-year), accounting for 30% of the customer base (+2 percentage points year-on-year).
Net additions reached 1.3 million in 2010, two fold the 2009 figure, with a solid fourth-quarter performance (503 thousand net additions; +86.9% year-on-year). Especially noteworthy was the performance of contract net additions (526 thousand), which were three times higher than in 2009 and amounted to 41% of total net additions in the year (26% in 2009). This positive performance was driven by steady growth in gross additions and the positive trend in churn. Movistar is the sector benchmark on this metric with a churn rate in 2010 of 1.3% (-0.3 percentage points year-on-year) and of 1.2% in fourth quarter (-0.2 p.p. percentage points year-on-year).
Traffic in 2010 reached 11,791 million minutes, up 12.1% year-on-year, mainly driven by the strong performance of on-net traffic (+14.0% year-on-year).
ARPU declined 1.8% year-on-year in local currency (-3.2% in the fourth quarter) despite the strong growth of the customer base.
Revenues totalled 1,266 million euros in 2010, up 9.0% year-on-year in local currency (+12.5% in the quarter), driven by the strong increase in mobile service revenues (+11.2% year-on-year in 2010; +14.2% in the fourth quarter).
Particularly noteworthy was the performance of data revenues, which advanced 46.9% year-on-year in local currency, accelerating its growth trend in the fourth quarter to 57.9%. Thus, data revenues account now for 16% of mobile service revenues, 4 percentage points higher compared to 2009. Non-P2P SMS revenue accounts for 66% of total data revenues, increasing its contribution by 13 percentage points year-on-year.
Operating income before depreciation and amortization (OIBDA) amounted to 610 million euros, a strong 19.2% year-on-year increase in local currency (+18.1% in the quarter). In the fourth quarter of 2010 non-recurrent restructuring expenses related to personnel reorganization were booked (3 million euros). As a result, the OIBDA margin stood at 48.2% in 2010 and 52.3% in the quarter, up 4.2 percentage points and 2.4 percentage points year-on-year respectively.
CapEx in 2010 amounted to 294 million euros (+38.2% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) rose 5.8% year-on-year in local currency to 317 million euros.
TELEFÓNICA CHILE
Telefónica de Chile managed 3.1 million accesses at the end of 2010, with a stable access base compared with 2009 thanks to broadband (+4.9% year-on-year) and pay TV (+19.7% year-on-year) growth and the slowdown in the decline in traditional accesses.
January — December 2010 Results Telefónica 33

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The broadband customer base stood at 821 thousand accesses at the end of December 2010, with 38 thousand net additions in the year (6 thousand net additions in the fourth quarter), with almost the entire access base bundled.
Pay TV accesses totalled 341 thousand in December, driven by the launch of the high-definition service and the reshuffling of channels and value added services that allowed to reach 56 thousand net additions in 2010, three fold the 2009 net additions.
Revenues in 2010 totalled 1,038 million euros, up 1.1% year-on-year in local currency on the back of the steady improvement over the year, which continued in the fourth quarter (+8.2% year-on-year in local currency).
Internet, Pay TV and content revenues grew 10.0% year-on-year in local currency, with growth accelerating in the fourth quarter (+13.3%), and accounted for 28% of total revenue in 2010 (+2 percentage points year-on-year). Revenue from the traditional business fell 6.3% in local currency, though the yera-on-year decline continued to ease (-1.1% in the fourth quarter).
The Company maintained its disciplined costs management, translated into operating expenses contention, down 1.2% year-on-year in local currency in 2010. This performance was achieved despite the impact in the fourth quarter of non-recurrent restructuring expenses related to personnel reorganization (9 million euros). Particularly noteworthy is the 0.8 percentage point year-on-year decline in the bad debt provision to 3.7% of revenues.
Operating income before depreciation and amortization (OIBDA) amounted to 476 million euros, a 27.2% year-on-year increase in local currency (+63.1% in the quarter). As a result, the OIBDA margin stood at 45.9% in 2010.
OIBDA growth was driven by strong revenue increase and improved cost efficiency. In addition, OIBDA includes gains from the sale of non-core assets (15 million euros) and the collection of insurance claims associated with the earthquake that shook Chile in the first quarter of the year.
CapEx in 2010 amounted to 222 million euros (+19.2% year-on-year in local currency). This drove operating cash flow (OIBDA-CapEx) 35.1% higher year-on-year in local currency to 254 million euros.
PERU
Telefónica maintained its leadership position in the Peruvian market, managing 17.0 million accesses at year end 2010 (+6.5%year-on-year growth), on the back of the positive trend in fixed broadband accesses (+10.8% year-on-year) and mobile accesses (+9.2% year-on-year).
Revenues totalled 1,960 million euros in 2010, up 2.0% year-on-year in local currency (+3.0% in the fourth quarter), underpinned by strong trend of mobile service revenues and fixed broadband revenues.
Operating income before depreciation and amortization (OIBDA) reached 812 million euros in 2010, up 1.8% year-on-year in local currency (+4.1% in the fourth quarter), thanks to the progressive improvement in the mobile business throughout the year. It should be highlighted that OIBDA evolution, on the one hand, included negative impact in the fourth quarter of non-recurrent restructuring expenses related to personnel reorganization (23 million euros), and on the other hand, included revenues from the sale of non-core assets (39 million euros in the year).
The OIBDA margin stood at 41.4% in 2010, virtually flat year-on-year (-0.1% percentage points), rising to 43.4% in the fourth quarter (+0.5 percentage points compared to 2009).
CapEx totalled 295 million euros in 2010 (-2.7% year-on-year in local currency), with operating cash flow (OIBDA-CapEx) at 517 million euros (+4.6% year-on-year in local currency).
January — December 2010 Results Telefónica 34

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
T. MÓVILES PERÚ
The Peruvian mobile market shows a significant growth potential, with estimated penetration of just 67% at year end 2010 (+2 percentage points year-on-year).
At December 2010, Telefónica Móviles Perú managed 12.5 million mobile accesses, (+9.2% year-on-year), underpinned by the excellent performance in the contract segment where accesses almost doubled year-on-year. Contract accesses accounted for 19% of the total customer base (+8 percentage points year-on-year) reflecting the efforts to migrate high value prepay customers to the contract segment.
Mobile net additions surpassed one million in 2010 (365 thousand in the fourth quarter), posting a year-on-year growth of 24.0%. This performance was driven by growth in gross additions (+9.6% year-on-year) and the lower churn rate in 2010 (-0.1 percentage point year-on-year) standing at 3.0%, due to substantial improvement in the contract churn rate (-0.6 percentage points year-on-year).
Traffic in 2010 increased 19.2% to 13,662 million minutes, posting strong growth in the fourth quarter (+27.6% year-on-year), driven by the positive performance of outgoing traffic (+19.7% year-on-year in 2010; +29.1% in the fourth quarter).
In 2010, ARPU grew slightly (+0.3% year-on-year on 2009 in local currency), after posting in the fourth quarter a 2.1% year-on-year growth, reflecting the Company’s strategic focus on increasing the unit value of its customer base.
Revenues in 2010 rose 6.4% in local currency to 1,001 million euros (+11.9% in the fourth quarter), consolidating the improved trend showed throughout the year. Revenue growth was underpinned by the healthy performance in mobile service revenues, which increased 9.7% year-on-year in 2010 in local currency (+15.3% in the fourth quarter).
Data revenues continued posting a strong performance, growing 10.5% year-on-year in local currency (+15.3% in the fourth quarter) to account for 11% of mobile service revenues in 2010. Non-P2P SMS revenues stood out, accounting for 58% of data revenue in 2010 (+4 percentage points year-on-year), after posting a year-on-year growth of 18.2% (+7.1% in the fourth quarter).
Operating income before depreciation and amortization (OIBDA) totalled 411 million euros in 2010 (up 12.3% year-on-year in local currency), driven by the 15.0% growth recorded in the fourth quarter. As a result, the 2010 OIBDA margin stood at 41.0% (+2.1 percentage pointsyear-on-year), while in the fourth quarter the OIBDA margin was 42.2% (+1.1 percentage points).
CapEx amounted to 134 million euros in 2010, 5.5% lower than in 2009 in local currency. As a result, operating cash flow (OIBDA-CapEx) totalled 277 million euros in 2010, posting a strong growth of 23.6% year-on-year in local currency.
TELEFONICA DEL PERÚ2
Telefónica del Perú managed 4.4 million accesses at year end 2010 (-0.2% year-on-year), with the bundled service offering remaining the Company’s key growth driver.
Fixed broadband accesses stood at 851 thousand at year end 2010 (+10.8% year-on-year), after recording 83 thousand net additions (+18.8% year-on-year). Pay TV reached 691 thousand accesses (+0.6%), virtually stable year-on-year despite the backdrop of intense competition.

[2]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

January — December 2010 Results Telefónica 35

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Traditional wireline accesses reached 2.9 million at the end of 2010 (-3.4% year-on-year), affected by fixed-mobile substitution and line losses in the fixed wireless business.
The success of service bundling strategy is reflected in the number of bundled accesses: at year end 2010, 54% of traditional wireline accesses were bundled (+2 percentage points year-on-year), while 72% of fixed broadband accesses had either a Duo or Trio package (+8 percentage points).
Revenues totalled 1,097 million euros in 2010 (-2.6% year-on-year in local currency; -4.3% in the fourth quarter). This trend reflects lower revenues from traditional telephony services due to lower interconnection revenues (affected by cuts in the fixed network termination rates in force since September 2009) and the impact of new regulatory measures (reduction in fixed-mobile rates, the mobile virtual area in force since September 2010 and the application of the new productivity factor in the last quarter of 2010). On the other hand, Internet, TV and content revenues increased 6.9% year-on-year in 2010 in local currency (+1.3% in the fourth quarter), accounting for 36% of total revenue (+3 percentage points year-on-year).
Operating expenses grew 6.7% year-on-year in local currency in 2010, affected by non-recurrent restructuring expenses related to personnel reorganization (23 million euros) booked in the fourth quarter, higher bad debt provisions and the reversal of provisions in 2009 (8 million euros).
Bad debt provisions in 2010 accounted for 5.3% of total revenues (+2.6 percentage points year-on-year), showing a better performance in the fourth quarter (4.5% of revenues; +1.2 percentage points year-on-year).
Operating income before depreciation and amortization (OIBDA) amounted to 401 million euros in 2010, down 7.0% year-on-year in local currency (-4.3% year-on-year in the fourth quarter), mainly affected by the non-recurrent expenses previously-mentioned, and on the other hand, by the sale of non-core assets (39 million euros in 2010). The OIBDA margin stood at 36.6% in 2010 (-1.7 percentage points on 2009) and at 38.5% in the fourth quarter (stable year-on-year).
CapEx amounted to 161 million euros in 2010, virtually stable year-on-year (-0.3% in local currency). Thus operating cash flow (OIBDA-CapEx) totalled 240 million, down 11.1% on 2009 in local currency.
COLOMBIA
Telefónica consolidated its competitive position in the Colombian market in 2010, achieving overall operational improvements underpinned by changes in its commercial approach and in the management of the Company. This operational improvement was also reflected in its financial results, with a remarkable improvement versus 2009 and year-on-year growth in revenues, OIBDA and OpCF.
Telefónica managed 12.4 million accesses in Colombia at the end of 2010, up 10.7% year-on-year, driven by a strong growth in mobile and fixed broadband accesses (+11.6% and 30.4% year-on-year respectively), the sharp increase in pay TV accesses (+61.4% year-on-year) and the marked slowdown in the decline of traditional accesses (-3.2% year-on-year).
Revenues totalled 1,529 million euros in 2010 (+1.3% year-on-year in local currency), reversing the decline recorded in the first nine months of the year thanks to the 9.9% growth posted in the fourth quarter.
Operating income before depreciation and amortization (OIBDA) amounted to 484 million euros in 2010, up 2.6% year-on-year in local currency. OIBDA in the fourth quarter (-36.2% year-on-year) was affected, on the one hand, by non-recurrent restructuring expenses (85 million euros), mainly related to personnel reorganization, bad debts provisions and third-party claims, and on the other hand, by revenues from the assignment of rights of use and sale of non-core assets (71 million euros in the year).
The reported OIBDA margin stood at 31.7% in 2010 (+0.4 percentage points year-on-year) and at 22.1% in the quarter.
January — December 2010 Results Telefónica 36

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CapEx in 2010 amounted to 334 million euros (-11.0% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) rose 55.4% year-on-year in local currency to 150 million euros.
T. MÓVILES COLOMBIA
The Colombian mobile market reached an estimated penetration of 98% by year end 2010, up 5 percentage points year-on-year, in a context where competition was rational, with commercial policies focused on customer value.
Telefónica Móviles Colombia ended 2010 having further consolidated the operational and financial improvements achieved since the beginning of the year. The customer base totalled 10.0 million accesses in December 2010 (+11.6% year-on-year), driven by the increase in contract customers (+32.0% year-on-year). It is worth pointing out the positive performance of mobile broadband, further consolidating its position as a key growth driver.
The commercial offering repositioning, which has been strengthened over the year, is reflected in the growth of gross additions (+50.3% year-on-year) and churn contention. Blended churn fell by 0.5 percentage points in the year to 3.2%, with positive performances in both prepay and contract segments. In the fourth quarter churn stood at 2.8%, stable compared to 2009.
As a result, net additions in 2010 amounted to 1.0 million accesses (284 thousand in the quarter) compared with the net loss reported in 2009. This positive trend was accompanied by strong growth in the contract segment, which accounted for 54% of net additions in the year, reflecting the Company’s focus on high value customers.
The growth in traffic continues to reflect the Company’s overall operating improvement and rose 18.7% year-on-year in 2010 to 16,226 million minutes (+16.2% in the fourth quarter), driven by the sharp growth in outgoing traffic (+22.8% in 2010).
As a result, and despite the sharp growth in accesses, ARPU in 2010 rose 2.0% year-on-year in local currency, with a strong increase in the fourth quarter (3.1% year-on-year), reflecting the strategic focus on acquisition and retention of high value customers.
Revenues in 2010 increased 7.1% year-on-year in local currency to 872 million euros, on the back of a marked acceleration in the second half of the year, especially in the fourth quarter (+18.6% year-on-year in local currency). Mobile service revenues showed a positive evolution rising 5.7% year-on-year in local currency in 2010, with growth accelerating to 15.8% in the fourth quarter.
Data revenues consolidated their role as a growth lever, rising 93.6% year-on-year in local currency (+104.8% in the quarter) to account for 16% of mobile service revenues (+7 percentage points year-on-year). To highlight the good performance of non-P2P SMS data revenues, accounting for 81% of data revenue (+4 percentage points versus 2009).
Operating income before depreciation and amortization (OIBDA) totalled 237 million euros in 2010, a year-on-year increase of 2.8% in local currency. OIBDA evolution throughout the year is impacted, on the one hand, by the sale of non-strategic assets (26 million euros) and, on the other hand, by non-recurrent restructuring expenses (65 million euros) mainly related to personnel reorganization, bad debt provisions and third-party claims booked in the fourth quarter. The OIBDA margin stood at 27.2% in 2010 (-1.1 percentage points year-on-year).
CapEx in 2010 amounted to 156 million euros, down 20.4% year-on-year in local currency, while operating cash flow (OIBDA-CapEx) stood at 81 million euros (2.3 times higher than 2009 in local currency terms).
January — December 2010 Results Telefónica 37

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA TELECOM
Telefónica Telecom recorded significant commercial and operating improvements in 2010. Both the broadband and TV businesses maintained positive trends while traditional business showed signs of stabilization.
The focus on more segmented tariffs and maximising customer satisfaction, along with the steady upgrade in the speed of the broadband service and the gradual increase of bundles, are the key levers of the Company’s strategy.
Telefónica Telecom managed 2.3 million accesses at the end of 2010 (+6.8% year-on-year), recording 150 thousand net additions in 2010.
Broadband accesses totalled 548 thousand at the end of 2010 (+30.4% year-on-year), with the pace of growth accelerating versus the first nine months of the year (+22.3% through September). Net additions in the year reached 128 thousand accesses (19 thousand in the fourth quarter).
Pay TV accesses reached 205 thousand (+61.4% year-on-year), with net additions of 78 thousand accesses in the year (versus a net loss in 2009) and of 21 thousand in the fourth quarter.
In the traditional business, the Company reached over 1.6 million accesses (-3.2% year-on-year), with a net loss in the full year of 53 thousand accesses, significantly lower than the 2009 figure.
This reflects the positive and sustained performance over the year of gross additions and the stability of churn across all businesses.
It should be noted that 79% of wireline accesses are bundled at the end of 2010 (+7 percentage points year-on-year), and all broadband accesses are marketed as part of either a Duo or Trio package.
Financial results continue to reflect improved operating trends again this quarter. Revenues amounted to 700 million euros in 2010 (-4.2% year-on-year in local currency), after posting year-on-year positive growth for second quarter in a row (+1.9% in local currency in the fourth quarter).
Internet, TV and content revenues showed positive trend in 2010, rising 10.3% year-on-year in local currency (+15.9% in the quarter) and now account for 23% of total revenues (+3 percentage points year-on-year). Meanwhile, in 2010, data and IT revenues rose 9.1% year-on-year in local currency (-0.5% in the fourth quarter).
Operating expenses in 2010 grew 5.9% year-on-year in local currency, affected by non-recurrent restructuring expenses (20 million euros) mainly related to personnel reorganization, bad debt provisions and third-party claims booked in the fourth quarter of 2010.
As a result, operating income before depreciation and amortization (OIBDA) showed a significant improvement, totalling 249 million euros (+2.9% year-on-year in local currency; -8.2% in the fourth quarter). In addition to non-recurrent impacts mentioned previously, 2010 OIBDA evolution reflects the positive impact of the assignment of rights of use of non-core assets (45 million euros in the year). The OIBDA margin stood at 35.5% in 2010 (+2.5 percentage points year-on-year) and at 34.1% in the quarter (-3.6 percentage points).
CapEx in 2010 amounted to 178 million euros (-0.7% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) totalled 70 million euros (+13.3% year-on-year in local currency).
MEXICO
Estimated penetration in the Mexican mobile market reached 82% by year end 2010, up 7 percentage points year-on-year.
At year end 2010, Telefónica Móviles México managed 20.2 million accesses, up 14.1% from December 2009. Mobile accesses stood at 19.7 million (+13.0% year-on-year), boosted mainly by growth in the contract segment (+49.3% year-on-year), which reflects the Company’s strategic efforts to migrate its value prepay customers over to this segment. The Company’s estimated share of the mobile market surpassed 21.3% (+0.4 percentage points on December 2009), thereby consolidating the improvement in its competitive position and extending the market share gain registered in recent years.
January — December 2010 Results Telefónica 38

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Net additions reached 2.3 million in 2010 (+9.2% year-on-year) and 901 thousands in the fourth quarter. It is worth mentioning the positive evolution of prepay net additions in the fourth quarter, broadly flat year-on-year.
It should be noticed that since the end of the third quarter of 2010 the Company has taken a new commercial approach in the prepay segment aimed at boosting usage per customer. This has led to changes in the promotional policy and the introduction of new pricing plan, which have resulted in some operational improvements although they have not yet an impact on revenues.
On the other hand, as part of the Company’s strategic focus on customer value as the lever for sustainable growth, commercial activity in the contract segment was strong again in the fourth quarter leading total contract net additions in 2010 to triple versus 2009. As a result, the contract segment now accounts for 8% of Telefónica Móviles México’s customer base (+2 percentage points compared to year end 2009) and 23% of net additions for the year (vs. 8% in 2009).
The churn rate was 2.1% (1.9% in the fourth quarter), below the 2009 rate (-0.1 percentage points year-on-year) and maintaining its position as a benchmark in the market.
Traffic was broadly flat in 2010 (+0.2% year-on-year), affected by the introduction of a 3% special tax (IEPS) on production and services and a 1 percentage point increase in VAT, which was transferred to customers, as well as changes made to the Company’s commercial offering in the first half of the year. Nevertheless, the pace of decline in traffic eased in the fourth quarter (-7.1% year-on-year vs. -7.7% in the third quarter), evidencing the initial results of the changes introduced to reposition the Company’s commercial offer in the prepay segment.
ARPU fell by 10.8% year-on-year in local currency in 2010 (-15.2% year-on-year in the last quarter).
Revenue totalled 1,832 million euros in 2010, a year-on-year increase of 5.0% in local currency (-3.8% in the fourth quarter). Mobile service revenue rose 4.1% in 2010 in local currency (-2.2% in the fourth quarter), driven by a strong revenue performance in the contract segment which offset the weak performance in the prepay segment.
Data revenue continued to post sharp growth (+14.2% year-on-year in local currency in 2010; +8.3% in the fourth quarter). As a result, 22% of mobile service revenues now come from the data business (+2 percentage points on 2009), with a remarkable 45.9% year-on-year growth in non-P2P SMS revenue (+39.3% in the fourth quarter). Regarding this point, following the recent acquisition of new spectrum, it is worth highlighting the positive take-up of the mobile broadband offer already in place.
Operating income before depreciation and amortization (OIBDA) reached 623 million euros in 2010, down 1.7% year-on-year in local currency (-19.6% in the fourth quarter). The OIBDA performance is driven by the commercial reshuffling, which has led to higher commercial activity, the increased proportion of contract customers and the evolution of prepay revenues. The OIBDA margin stood at 34.0% in 2010 (32.5% in the fourth quarter), 2.3 percentage points below the 2009 margin.
CapEx totalled 1,580 million euros in 2010, reflecting the cost of the licence for use of the 1900 MHz and 1700 MHz frequencies awarded to Telefónica and the renewal of its 800 MHz licences for a total of 1,237 million euros. Operating cash flow (OIBDA-CapEx) in 2010 (-957 million euros) was affected by the investment in spectrum.
Stripping out the cost of the licences, CapEx would have increased by 19.4% year-on-year in 2010 in local currency, reflecting an intensification of the rollout of the mobile broadband network, while operating cash flow would have fallen by 18.5% in local currency terms.
January — December 2010 Results Telefónica 39

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
VENEZUELA
For a better understanding of the evolution of Telefónica Móviles Venezuela’s financial results in euros, it should be noticed that in early January 2010 the Venezuelan government devalued the bolivar fuerte. Therefore in 2010, the conversion of Telefónica Móviles Venezuela’s financial results is delivered at an exchange rate of 4.3 bolivar fuerte per dollar, which implies a year-on-year devaluation of 50%. It must be borne in mind that the Company’s financial results reflect a hyperinflation adjustment for both 2009 and 2010.
For comparative purposes and to facilitate the interpretation of year-on-year changes with respect to 2009 in local currency of the headings affected by the hyperinflation adjustment are reported excluding the impact of this adjustment (changes in organic terms).
Estimated market penetration in Venezuela reached 101% by the end of 2010, unchanged from year end 2009.
In the current environment, Telefónica Móviles Venezuela’s strategy is focused on innovation and maximising customer value, both in acquisition and retention policies. To this end, the Company keeps a benchmark offer in the market, leading broadband, television, and mobile telephony services with a highly-segmented approach. This strategy is translating into high levels of customer satisfaction in terms of service quality ratios.
At year end 2010, the Company managed over 10.6 million accesses (11.8 million at year end 2009), of which 9.5 million were mobile accesses (10.5 million at year end 2009). The year-on-year performance was shaped by market dynamics, the strategic focus on customer value and the limited availability of handsets. Thus, it is worth highlighting the growth in the contract customer base (+20.9% year-on-year), with this segment already accounting for 8% of total accesses (+2 percentage points versus 2009).
The churn rate in the mobile business stood at 2.6% in 2010 (+0.2 percentage points year-on-year), with the performance in the contract segment standing out (-0.1 percentage point year-on-year to 1.0%). The churn rate rose 0.4 percentage points year-on-year in the fourth quarter to 3.0%, impacted by the performance of the prepay segment.
Traffic managed by the Company totalled 14,195 million minutes in 2010 (-5.1% year-on-year), due to the lower access base, albeit performing slightly better in the last quarter (-4.4% year-on-year).
ARPU continued to post a positive performance, reflecting the continous focus on increasing customer value, rising 26.3% year-on-year in organic terms in 2010 and accelerating to 28.4% year-on-year in organic terms in the fourth quarter.
Revenue continued to perform well in 2010, with high growth rates, posting a 15.0% year-on-year increase in organic terms to reach 2,318 million euros (+17.8% in the last quarter). Notably, mobile services revenues continued to post healthy growth, rising 21.3% in organic terms in 2010 (+19.4% in the last quarter), while revenue from handset sales continued to be affected by the economic environment and the limited availability of handsets (-17.7% year-on-year in organic terms in 2010).
In the data business, Telefónica Móviles Venezuela is cementing its position as a benchmark company, offering new products and innovative services. The strategic focus on the mobile broadband segment is paying off. Thus, in 2010, data revenue registered organic growth of 47.4% year-on-year (+41.9% in the last quarter) to account for 33% of mobile service revenues.
Operating income before depreciation and amortization (OIBDA) totalled 1,087 million euros in 2010, up 10.4% year-on-year in organic terms (+21.2% in the fourth quarter), extending the increasing growth momentum evidenced throughout the year. The Company continues posting high operating efficiency, registering an OIBDA margin of 46.9% in 2010 (47.1% in the fourth quarter), reflecting its ability to adapt to the high-inflation environment.
January — December 2010 Results Telefónica 40

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The Company maintains its significant investment effort, so that CapEx increased by 18.7% year-on-year in organic terms to 293 million euros in 2010. Operating cash flow (OIBDA-CapEx) amounted to 794 million euros, with a 7.7% year-on-year growth in organic terms.
CENTRAL AMERICA
Mobile penetration in Telefónica’s Central American markets is estimated at 98% as of December 2010, up 8 percentage points year-on-year. It is worth highlighting the penetration rate in El Salvador and Panama, which exceed 100%.
At the end of December 2010, Telefónica managed 6.9 million total accesses (+9.7% year-on-year), of which 6.4 million were mobile accesses (+10.3% year-on-year), consolidating the acceleration in year-on-year access growth noted since the end of 2009, with strong performance of mobile broadband accesses. The Company has consolidated the improvement in its competitive positioning during last quarter.
Mobile net additions totalled 597 thousand in 2010, nearly six times the net additions reported in 2009, with strong performances in both the prepay and contract segments. This improvement was achieved thanks to the increase in commercial activity arising from a differentiated offer and the positive performance of churn (2.7%), which was virtually unchanged year-on-year (-0.1 percentage points), notwithstanding the disconnections relating to the CDMA network switch-off in El Salvador and Guatemala. Mobile net additions totalled 237 thousand in the fourth quarter (+57.3% year-on-year), driven by an excellent performance in prepay additions and a 0.3 percentage point improvement in churn. Stripping out the disconnections relating to the CDMA network switch-off in El Salvador and Guatemala, blended churn would have declined 0.3 percentage points year-on-year.
Revenues in 2010 totalled 562 million euros (-4.7% year-on-year in constant euros; -13.6% in the quarter), mainly affected by the new regulatory measures in El Salvador, which had a significant impact on interconnection revenues and customer fees.
Operating income before depreciation and amortization (OIBDA) totalled 189 million euros in 2010 (-24.8% year-on-year in constant euros; -25.3% in the quarter) affected by higher commercial expenses due to increased commercial activity associated with the distribution channel expansion and higher call center expenses to enhance customer relations service. Therefore, the OIBDA margin in 2010 stood at 33.6% (-9.0 percentage points year-on-year), with an improved performance in the fourth quarter (37.3%, -6.1 percentage points year-on-year).
CapEx in 2010 amounted to 105 million euros (+16.3% year-on-year in constant euros), largely due to investment focused on increasing network coverage in Guatemala, El Salvador and Nicaragua. As a result operating cash flow (OIBDA-CapEx) totalled 84 million euros (-47.8% year-on-year in constant euros).
ECUADOR
Estimated penetration of the Ecuadorean mobile market stood at 106% at the end of 2010, an increase of 13 percentage points year-on-year.
Telefónica managed a total of 4.3 million accesses in Ecuador at year end 2010 (+13.4% year-on-year). Mobile accesses increased by 13.4% on December 2009 to 4.2 million, thanks to the excellent performance of the contract segment (+24.7% year-on-year) and mobile broadband accesses. Net additions in the mobile business reached 498 thousand accesses in 2010.
The Company’s focus on customer value is reflected in the growth of the contract segment, where net additions were 2.3 times the 2009 figure (accounting for 26% of total 2010 net additions) and in the 0.4 percentage point improvement in contract churn compared to 2009. The blended churn stood at 2.6% (+0.2 percentage points year-on-year).
January — December 2010 Results Telefónica 41

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Traffic also performed well, rising 14.0% year-on-year to 4,268 million minutes in 2010 (+3.0% year-on-year in the quarter), driven by higher on-net traffic.
ARPU decreased 4.6% year-on-year in local currency, affected by the higher weight of on-net traffic with lower unitary prices and by the sharp growth in the customer base. However, ARPU performed better in the last quarter of the year (-1.4% year-on-year).
Revenue rose 11.8% in local currency to 396 million in 2010 (+6.5% year-on-year in the fourth quarter), underpinned by healthy growth in mobile service revenues, which rose 10.8% year-on-year (+11.1% year-on-year in the last quarter).
Data revenue remains a key growth driver, posting a 36.4% growth in local currency in 2010 (+37.0% in the fourth quarter) and accounts for 25% of mobile service revenues (+5 percentage points year-on-year). Growth in non-P2P SMS data revenues fared especially well (+86.6% year-on-year in local currency in 2010), accounting for 53% of 2010 data revenues (+14 percentage points year-on-year).
Operating income before depreciation and amortization (OIBDA) rose 15.6% year-on-year in local currency to 121 million euros (+32.3% in the fourth quarter). OIBDA margin in 2010 stood at 30.7% (+1.0 percentage points year-on-year), while in the fourth-quarter margin rose 6.7 percentage points year-on-year to 32.8%.
CapEx totalled 60 million euros in 2010 (-31.0% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) amounted to 61 million euros (3.4 times higher than 2009, in local currency).
January — December 2010 Results Telefónica 42

TELEFÓNICA LATINOAMERICA
ACCESSES
Unaudited figures (thousands)

	2009	2010
	December	March	June	September	December	% Chg

Final Clients Accesses	168,531.1	172,265.3	176,044.0	179,102.5	183,686.9	9.0
Fixed telephony accesses (1)	24,578.3	24,459.1	24,514.9	24,456.5	24,403.6	(0.7)
Internet and data accesses	7,605.2	7,733.8	7,911.5	8,102.7	8,235.1	8.3
Narrowband (2)	1,070.6	983.6	881.6	808.0	674.8	(37.0)
Broadband (3) (4)	6,426.8	6,641.5	6,916.0	7,183.0	7,442.3	15.8
Other (5)	107.8	108.7	113.9	111.7	118.0	9.4
Mobile accesses	134,698.9	138,377.4	141,882.2	144,790.1	149,255.4	10.8
Prepay	111,503.6	113,517.7	115,102.4	116,267.5	119,359.1	7.0
Contract	23,195.4	24,859.7	26,779.8	28,522.6	29,896.3	28.9
Pay TV	1,648.6	1,695.0	1,735.4	1,753.2	1,792.7	8.7

Wholesale Accesses	56.1	55.8	58.8	56.1	55.9	(0.4)

Total Accesses	168,587.2	172,321.1	176,102.8	179,158.5	183,742.8	9.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.

Note:	December 2009 includes the disconnection of inactive customers in Colombia, Peru and Guatemala.
TELEFÓNICA LATINOAMERICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December				October - December
	2010	2009	% Chg		2010	2009	% Chg

Revenues	26,041	22,983	13.3		7,606	6,334	20.1
Internal exp capitalized in fixed assets	147	112	31.5		48	31	55.2
Operating expenses	(16,965)	(14,274)	18.9		(5,178)	(4,016)	28.9
Supplies	(6,801)	(6,188)	9.9		(1,951)	(1,777)	9.8
Personnel expenses	(2,411)	(1,789)	34.7		(810)	(497)	63.0
Subcontracts	(6,549)	(5,092)	28.6		(2,044)	(1,429)	43.0
Bad debt provision	(512)	(564)	(9.2)		(167)	(140)	19.0
Taxes	(691)	(640)	8.0		(206)	(173)	19.3
Other net operating income (expense)	474	308	54.0		280	171	64.4
Gain (loss) on sale of fixed assets	4,079	15	n.m.		199	7	n.m.
Impairment of goodwill and other assets	5	(2)	c.s.		(1)	3	c.s.
Operating income before D&A (OIBDA)	13,782	9,143	50.7		2,955	2,529	16.9
OIBDA Margin	52.9%	39.8%	13.1	p.p.	38.9%	39.9%	(1.1	p.p.)
Depreciation and amortization	(4,061)	(3,793)	7.1		(1,181)	(1,014)	16.5
Operating income (OI)	9,721	5,350	81.7		1,774	1,515	17.1

Notes:

•	OIBDA and OI before management and brand fees.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	T. Latinoamérica reported figures include 100% of Vivo since October 2010.

•
Figures in million euros. OIBDA, OIBDA margin and Operating Income are affected by the positive impact from the revaluation of the pre-existing stake in Vivo at the fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 in the third quarter of 2010) and by non-recurrent restructuring expenses mainly related to personnel reorganization and firm commitments relating to the Telefónica Foundation’s social activities of 410 in the fourth quarter of 2010.

January — December 2010 Results Telefónica 43

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2009	2010
	December	March	June	September	December	% Chg

BRAZIL
Final Clients Accesses	66,925.7	69,185.5	71,353.9	73,243.2	75,919.6	13.4
Fixed telephony accesses (1)	11,253.8	11,193.2	11,256.8	11,299.3	11,292.6	0.3
Internet and data accesses	3,440.2	3,573.4	3,651.0	3,764.0	3,848.2	11.9
Narrowband	723.1	689.4	595.8	547.0	446.2	(38.3)
Broadband (2)	2,638.4	2,801.4	2,974.2	3,138.9	3,319.2	25.8
Other (3)	78.7	82.6	81.0	78.1	82.8	5.2
Mobile accesses	51,744.4	53,949.1	55,977.3	57,714.4	60,292.5	16.5
Prepay	41,960.7	43,435.9	44,626.1	45,641.8	47,658.6	13.6
Contract	9,783.7	10,513.2	11,351.2	12,072.6	12,633.9	29.1
Pay TV	487.2	469.8	468.8	465.5	486.3	(0.2)

Wholesale Accesses	34.2	33.6	34.1	33.8	33.9	(0.8)

Total Accesses	66,959.8	69,219.1	71,388.1	73,277.0	75,953.5	13.4

ARGENTINA
Final Clients Accesses	21,890.7	22,157.2	22,384.3	22,501.9	22,275.8	1.8
Fixed telephony accesses (1)	4,607.7	4,608.9	4,612.1	4,620.9	4,621.5	0.3
Fixed wireless	36.2	38.0	36.1	38.8	35.5	(2.0)
Internet and data accesses	1,351.0	1,365.5	1,408.2	1,468.4	1,505.4	11.4
Narrowband	112.7	89.1	83.9	76.5	65.7	(41.7)
Broadband (2)	1,238.3	1,276.4	1,324.4	1,391.9	1,439.7	16.3
Mobile accesses	15,931.9	16,182.8	16,364.0	16,412.6	16,148.9	1.4
Prepay	10,736.8	10,867.3	10,911.8	10,793.3	10,370.4	(3.4)
Contract	5,195.2	5,315.5	5,452.1	5,619.3	5,778.5	11.2

Wholesale Accesses	9.3	9.8	12.6	12.8	13.0	39.4

Total Accesses	21,900.0	22,167.0	22,396.9	22,514.8	22,288.8	1.8

CHILE
Final Clients Accesses	10,645.0	10,847.4	11,077.5	11,397.8	11,910.5	11.9
Fixed telephony accesses (1)	2,028.0	1,990.9	1,966.9	1,952.8	1,939.3	(4.4)
Internet and data accesses	807.2	800.0	811.0	830.6	836.0	3.6
Narrowband	15.9	8.5	7.6	7.0	6.6	(58.2)
Broadband (2)	783.2	783.5	795.3	815.7	821.5	4.9
Other (3)	8.1	8.0	8.0	7.9	7.9	(3.1)
Mobile accesses	7,524.7	7,759.6	7,992.7	8,290.8	8,794.0	16.9
Prepay	5,435.9	5,531.7	5,640.0	5,805.3	6,179.3	13.7
Contract	2,088.8	2,228.0	2,352.7	2,485.4	2,614.7	25.2
Pay TV	285.1	296.9	306.9	323.6	341.2	19.7

Wholesale Accesses	8.9	8.6	8.4	5.7	5.3	(40.4)

Total Accesses	10,653.8	10,856.1	11,085.8	11,403.5	11,915.8	11.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — December 2010 Results Telefónica 44

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2009	2010
	December	March	June	September	December	% Chg

PERU
Final Clients Accesses	15,916.3	16,162.6	16,304.7	16,611.5	16,954.3	6.5
Fixed telephony accesses (1)	2,971.2	2,945.3	2,915.0	2,895.4	2,871.2	(3.4)
Fixed wireless	582.7	555.8	539.7	535.6	537.8	(7.7)
Internet and data accesses	800.6	824.0	860.0	863.1	885.4	10.6
Narrowband	16.9	15.0	16.5	15.9	15.4	(9.1)
Broadband (2)	768.0	792.2	825.3	828.4	850.8	10.8
Other (3)	15.6	16.8	18.2	18.8	19.2	23.1
Mobile accesses	11,458.2	11,681.1	11,805.4	12,141.9	12,507.1	9.2
Prepay	10,214.2	10,151.5	9,873.8	9,880.8	10,104.4	(1.1)
Contract	1,244.1	1,529.6	1,931.6	2,261.1	2,402.7	93.1
Pay TV (4)	686.3	712.3	724.3	711.1	690.6	0.6

Wholesale Accesses	0.5	0.5	0.5	0.5	0.5	(10.2)

Total Accesses	15,916.8	16,163.1	16,305.2	16,611.9	16,954.8	6.5

COLOMBIA (5)
Final Clients Accesses	11,159.9	11,528.0	11,835.4	12,062.9	12,350.3	10.7
Fixed telephony accesses (1)	1,639.8	1,628.2	1,627.1	1,623.7	1,586.9	(3.2)
Internet and data accesses	428.4	464.9	499.7	534.5	553.6	29.2
Narrowband	5.9	4.9	4.6	5.3	5.6	(4.4)
Broadband (2)	420.3	460.0	495.0	529.2	548.0	30.4
Other (3)	2.2	0.0	0.0	0.0	0.0	n.m.
Mobile accesses	8,964.6	9,287.5	9,537.6	9,720.1	10,004.5	11.6
Prepay	7,203.2	7,369.0	7,497.1	7,520.5	7,679.1	6.6
Contract	1,761.4	1,918.5	2,040.5	2,199.6	2,325.5	32.0
Pay TV	127.2	147.4	171.0	184.7	205.3	61.4

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	11,163.2	11,531.3	11,838.7	12,066.2	12,353.6	10.7

MEXICO
Mobile accesses	17,400.5	17,813.2	18,256.9	18,760.5	19,661.6	13.0
Pre-Pay	16,328.3	16,617.3	16,904.4	17,289.7	18,061.3	10.6
Contract	1,072.1	1,195.9	1,352.5	1,470.8	1,600.2	49.3
Fixed wireless	334.3	381.1	430.6	496.0	565.5	69.1
Total Accesses	17,734.8	18,194.3	18,687.5	19,256.5	20,227.1	14.1

VENEZUELA
Mobile accesses	10,531.4	10,254.6	10,265.4	9,851.0	9,514.7	(9.7)
Prepay	9,891.1	9,601.7	9,596.1	9,137.0	8,740.3	(11.6)
Contract	640.3	652.9	669.3	714.0	774.4	20.9
Fixed wireless	1,214.3	1,170.8	1,175.8	1,023.4	966.2	(20.4)
Pay TV	62.8	68.7	64.4	68.3	69.3	10.4
Total Accesses	11,808.5	11,494.0	11,505.6	10,942.7	10,550.2	(10.7)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	67 thousand inactive Pay TV accesses were disconnected in December 2009 in Peru.

(5)	376 thousand fixed telephony accesses, 25 thousand broadband accesses and 5 thousand Pay TV accesses in Colombia, all of them inactive, were disconnected in December 2009.
January — December 2010 Results Telefónica 45

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2009	2010
	December	March	June	September	December	% Chg

CENTRAL AMERICA (1)
Fixed telephony accesses (2)	444.5	453.2	441.5	451.0	465.7	4.8
Fixed Wireless	331.9	223.1	224.9	238.4	301.7	(9.1)
Internet and data accesses	14.7	12.7	11.6	10.9	3.0	(79.8)
Broadband (3)	12.6	11.4	10.4	9.5	0.5	(95.9)
Other (4)	2.1	1.2	1.2	1.3	2.4	14.6
Mobile accesses	5,806.5	5,969.2	6,044.0	6,166.6	6,403.7	10.3
Prepay (5)	5,385.2	5,473.2	5,454.1	5,550.5	5,776.0	7.3
Contract	421.3	496.0	589.9	616.2	627.7	49.0
Total Accesses	6,265.8	6,435.1	6,497.2	6,628.5	6,872.4	9.7

ECUADOR
Mobile accesses	3,721.8	3,846.7	3,981.1	4,060.7	4,219.8	13.4
Prepay	3,193.9	3,299.4	3,405.8	3,448.7	3,561.6	11.5
Contract	527.9	547.3	575.3	612.1	658.2	24.7
Fixed Wireless	84.7	87.5	89.0	94.0	94.8	11.9
Total Accesses	3,806.4	3,934.2	4,070.1	4,154.8	4,314.6	13.4

URUGUAY
Mobile accesses	1,614.9	1,633.5	1,657.8	1,671.5	1,708.5	5.8
Prepay	1,154.3	1,170.7	1,193.0	1,199.9	1,228.1	6.4
Contract	460.6	462.8	464.8	471.6	480.4	4.3
Total Accesses	1,614.9	1,633.5	1,657.8	1,671.5	1,708.5	5.8

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.

(5)	116 thousand inactive mobile accesses were disconnected in Guatemala in December 2009.
January — December 2010 Results Telefónica 46

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2009	2010
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur

BRAZIL
Traffic (Million minutes)	18,181	18,345	18,639	20,196	20,283	11.6
ARPU (EUR)	10.4	10.1	11.1	11.3	11.3	(3.0)

ARGENTINA
Traffic (Million minutes)	4,253	4,052	4,271	4,515	4,713	10.8
ARPU (EUR)	8.5	8.5	9.2	9.5	9.6	8.4

CHILE
Traffic (Million minutes)	2,799	2,822	2,859	3,025	3,085	10.2
ARPU (EUR)	11.0	11.5	12.0	12.4	12.5	(3.2)

PERU
Traffic (Million minutes)	3,042	3,072	3,208	3,502	3,881	27.6
ARPU (EUR)	5.6	5.7	6.3	6.3	6.3	2.1

COLOMBIA
Traffic (Million minutes)	3,703	3,779	3,995	4,148	4,303	16.2
ARPU (EUR)	6.2	6.7	7.1	7.6	7.4	3.1

MEXICO
Traffic (Million minutes)	6,208	6,298	5,745	5,426	5,764	(7.1)
ARPU (EUR)	6.7	6.8	7.5	6.8	6.6	(15.2)

VENEZUELA
Traffic (Million minutes)	3,758	3,560	3,519	3,523	3,593	(4.4)
ARPU (EUR) (1)	22.2	12.9	14.1	14.6	15.5	28.4

CENTRAL AMERICA (2)
Traffic (Million minutes)	1,766	1,802	1,906	2,107	2,220	25.7
ARPU (EUR) (3)	6.5	6.6	7.1	6.6	6.4	(9.5)

ECUADOR
Traffic (Million minutes)	1,071	1,035	1,067	1,063	1,103	3.0
ARPU (EUR)	6.3	6.3	7.0	7.0	6.8	(1.4)

URUGUAY
Traffic (Million minutes)	718	691	706	742	797	11.0
ARPU (EUR)	9.4	9.9	10.5	9.8	10.0	(3.4)
Notes:

•	ARPU calculated as a monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.
January — December 2010 Results Telefónica 47

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2009	2010
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	% Chg Local Cur

BRAZIL
Traffic (Million minutes)	52,134	18,345	36,984	57,180	77,463	48.6
ARPU (EUR)	9.9	10.1	10.6	10.9	11.0	(6.0)

ARGENTINA
Traffic (Million minutes)	15,562	4,052	8,323	12,837	17,550	12.8
ARPU (EUR)	8.6	8.5	8.8	9.0	9.2	6.7

CHILE
Traffic (Million minutes)	10,521	2,822	5,681	8,706	11,791	12.1
ARPU (EUR)	10.7	11.5	11.8	12.0	12.1	(1.8)

PERU
Traffic (Million minutes)	11,460	3,072	6,280	9,781	13,662	19.2
ARPU (EUR)	5.5	5.7	6.0	6.1	6.2	0.3

COLOMBIA
Traffic (Million minutes)	13,665	3,779	7,774	11,923	16,226	18.7
ARPU (EUR)	5.9	6.7	6.9	7.1	7.2	2.0

MEXICO
Traffic (Million minutes)	23,186	6,298	12,043	17,468	23,232	0.2
ARPU (EUR)	6.9	6.8	7.2	7.0	6.9	(10.8)

VENEZUELA
Traffic (Million minutes)	14,951	3,560	7,078	10,602	14,195	(5.1)
ARPU (EUR) (1)	21.2	12.9	13.5	13.9	14.3	26.3

CENTRAL AMERICA (2)
Traffic (Million minutes)	6,868	1,802	3,709	5,815	8,035	17.0
ARPU (EUR) (3)	6.9	6.6	6.9	6.8	6.7	(7.5)

ECUADOR
Traffic (Million minutes)	3,744	1,035	2,102	3,165	4,268	14.0
ARPU (EUR)	6.8	6.3	6.7	6.8	6.8	(4.6)

URUGUAY
Traffic (Million minutes)	2,646	691	1,397	2,139	2,936	11.0
ARPU (EUR)	8.7	9.9	10.2	10.1	10.1	(1.5)
Note:

•	ARPU calculated as a monthly quarterly average for each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2009 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(3)	Changes in ARPU affected by the disconnection of inactive clients in Guatemala in December 2009.
January — December 2010 Results Telefónica 48

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - December					October - December
	2010	2009	% Chg		% Chg Local Cur	2010	2009	% Chg		% Chg Local Cur

BRAZIL (1)
Revenues	11,119	8,376	32.8		12.1	3,578	2,305	55.3		39.4
OIBDA	4,074	3,139	29.8		9.6	1,420	845	68.1		51.5
OIBDA margin	36.6%	37.5%	(0.8	p.p.)		39.7%	36.7%	3.0	p.p.
CapEx	1,797	1,228	46.4		23.6	893	438	103.9		79.7
OpCF (OIBDA-CapEx)	2,277	1,911	19.1		0.6	527	407	29.6		19.4

Vivo (1)
Revenues	4,959	3,036	63.4		37.9	2,110	851	147.9		122.8
Service revenues	4,649	2,792	66.5		40.3	1,990	776	156.4		129.5
OIBDA	1,611	949	69.8		43.4	723	271	166.4		139.2
OIBDA margin	32.5%	31.2%	1.2	p.p.		34.2%	31.9%	2.4	p.p.
CapEx	748	422	77.3		49.8	429	129	232.4		197.0
OpCF (OIBDA-CapEx)	863	527	63.8		38.3	294	142	106.7		86.0

Telesp
Revenues	6,843	5,766	18.7		0.2	1,758	1,568	12.1		0.5
OIBDA	2,419	2,209	9.5		(7.5)	680	596	14.1		2.5
OIBDA margin	35.4%	38.3%	(3.0	p.p.)		38.7%	38.0%	0.7	p.p.
CapEx	1,049	806	30.2		9.9	464	309	50.2		31.6
OpCF (OIBDA-CapEx)	1,370	1,403	(2.4)		(17.6)	216	287	(24.7)		(30.9)

ARGENTINA
Revenues	3,073	2,609	17.8		17.9	824	661	24.7		19.7
OIBDA	1,082	986	9.7		9.8	268	260	3.0		(0.4)
OIBDA margin (2)	34.3%	36.8%	(2.4 .	p.p)		31.8%	38.3%	(6.6	p.p.)
CapEx	398	319	25.1		25.2	168	125	34.2		31.2
OpCF (OIBDA-CapEx)	684	668	2.4		2.5	100	135	(26.0)		(28.0)

T. Moviles Argentina
Revenues	1,979	1,643	20.4		20.6	546	426	28.1		23.1
Service revenues	1,845	1,522	21.3		21.4	508	389	30.8		25.5
OIBDA	707	606	16.7		16.8	204	172	18.9		15.0
OIBDA margin	35.7%	36.9%	(1.2	p.p.)		37.4%	40.3%	(2.9	p.p.)
CapEx	191	141	35.4		35.6	89	54	64.9		60.5
OpCF (OIBDA-CapEx)	516	465	11.0		11.1	115	118	(2.2)		(5.2)

Telefónica de Argentina
Revenues	1,187	1,047	13.3		13.5	302	254	19.0		14.0
OIBDA	375	380	(1.4)		(1.3)	63	88	(28.2)		(29.8)
OIBDA margin (2)	28.4%	32.3%	(3.9	p.p.)		18.9%	30.7%	(11.8	p.p.)
CapEx	207	178	16.8		16.9	79	71	10.7		8.8
OpCF (OIBDA-CapEx)	168	203	(17.4)		(17.3)	(15)	17	c.s.		c.s.

CHILE
Revenues	2,197	1,831	20.0		4.3	614	480	28.0		9.5
OIBDA	1,092	763	43.2		24.5	374	224	67.2		43.8
OIBDA margin	49.7%	41.7%	8.1	p.p.		60.8%	46.6%	14.2	p.p.
CapEx	516	347	48.8		29.3	268	121	121.2		92.1
OpCF (OIBDA-CapEx)	576	416	38.5		20.4	106	103	3.4		(13.5)

T. Móviles Chile
Revenues	1,266	1,010	25.4		9.0	356	271	31.6		12.5
Service revenues	1,175	918	27.9		11.2	325	243	33.7		14.2
OIBDA	610	445	37.2		19.2	186	135	37.9		18.1
OIBDA margin	48.2%	44.1%	4.2	p.p.		52.3%	49.9%	2.4	p.p.
CapEx	294	185	59.0		38.2	146	50	192.7		155.1
OpCF (OIBDA-CapEx)	317	260	21.7		5.8	40	85	(53.0)		(62.1)

Telefónica Chile
Revenues	1,038	893	16.3		1.1	288	228	26.4		8.2
OIBDA	476	326	46.3		27.2	181	96	88.9		63.1
OIBDA margin	45.9%	36.5%	9.4	p.p.		63.0%	42.2%	20.8	p.p.
CapEx	222	162	37.1		19.2	121	71	70.8		48.0
OpCF (OIBDA-CapEx)	254	163	55.4		35.1	60	25	140.2		106.9

Note: OIBDA is presented before management and brand fees.

(1)	Includes 100% of Vivo since October 2010.

(2)	Margin over revenues includes fixed to mobile interconnection.
January — December 2010 Results Telefónica 49

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - December					October - December
	2010	2009	% Chg		% Chg Local Cur	2010	2009	% Chg		% Chg Local Cur

PERU
Revenues	1,960	1,716	14.2		2.0	494	430	15.0		3.0
OIBDA	812	712	14.0		1.8	214	184	16.4		4.1
OIBDA margin	41.4%	41.5%	(0.1	p.p.)		43.4%	42.9%	0.5	p.p.
CapEx	295	271	8.9		(2.7)	120	144	(17.2)		(25.7)
OpCF (OIBDA-CapEx)	517	442	17.1		4.6	95	40	138.2		107.7

T. Móviles Perú
Revenues	1,001	840	19.2		6.4	266	213	25.1		11.9
Service revenues	854	695	22.8		9.7	229	177	28.9		15.3
OIBDA	411	327	25.8		12.3	112	87	28.5		15.0
OIBDA margin	41.0%	38.9%	2.1	p.p.		42.2%	41.1%	1.1	p.p.
CapEx	134	127	5.8		(5.5)	54	76	(28.4)		(35.7)
OpCF (OIBDA-CapEx)	277	200	38.4		23.6	58	12	n.s.		n.s.

Telefónica del Perú
Revenues	1,097	1,006	9.0		(2.6)	265	248	6.8		(4.3)
OIBDA	401	386	4.1		(7.0)	102	95	6.9		(4.3)
OIBDA margin	36.6%	38.3%	(1.7	p.p.)		38.5%	38.4%	0.0	p.p.
CapEx	161	144	11.7		(0.3)	65	69	(4.9)		(14.8)
OpCF (OIBDA-CapEx)	240	241	(0.4)		(11.1)	36	27	37.5		21.9

COLOMBIA
Revenues	1,529	1,269	20.5		1.3	396	315	25.9		9.9
OIBDA	484	397	22.1		2.6	87	120	(26.9)		(36.2)
OIBDA margin	31.7%	31.3%	0.4	p.p.		22.1%	38.0%	(15.9	p.p.)
CapEx	334	316	5.9		(11.0)	129	152	(15.2)		(27.7)
OpCF (OIBDA-CapEx)	150	81	84.9		55.4	(41)	(32)	27.7		2.4

T. Móviles Colombia
Revenues	872	685	27.4		7.1	234	172	36.0		18.6
Service revenues	814	647	25.8		5.7	217	163	32.7		15.8
OIBDA	237	194	22.3		2.8	29	62	(54.1)		(59.6)
OIBDA margin	27.2%	28.3%	(1.1	p.p.)		12.3%	36.3%	(24.0	p.p.)
CapEx	156	165	(5.3)		(20.4)	60	88	(31.5)		(41.6)
OpCF (OIBDA-CapEx)	81	29	179.4		134.9	(32)	(26)	23.6		0.7

Telefónica Telecom
Revenues	700	615	14.0		(4.2)	177	152	16.7		1.9
OIBDA	249	203	22.4		2.9	60	57	5.6		(8.2)
OIBDA margin	35.5%	33.0%	2.5	p.p.		34.1%	37.7%	(3.6	p.p.)
CapEx	178	151	18.2		(0.7)	68	64	7.1		(8.3)
OpCF (OIBDA-CapEx)	70	52	34.8		13.3	(8)	(7)	20.6		(9.2)

MEXICO (T. Móviles Mexico)
Revenues	1,832	1,552	18.0		5.0	458	416	10.1		(3.8)
Service revenues	1,651	1,412	17.0		4.1	416	371	12.1		(2.2)
OIBDA	623	564	10.5		(1.7)	149	162	(8.1)		(19.6)
OIBDA margin	34.0%	36.3%	(2.3	p.p.)		32.5%	38.9%	(6.5	p.p.)
CapEx (1)	1,580	251	n.m.		n.m.	386	119	n.m.		n.m.
OpCF (OIBDA-CapEx) (1)	(957)	313	c.s.		c.s.	(237)	43	c.s.		c.s.

VENEZUELA (T. Móviles Venezuela) (2)
Revenues	2,318	3,773	(38.6)		15.0	710	1,129	(37.1)		17.8
Service revenues	2,073	2,841	(27.0)		21.3	623	642	(3.0)		19.4
OIBDA	1,087	1,818	(40.2)		10.4	334	508	(34.2)		21.2
OIBDA margin	46.9%	48.2%	(1.3	p.p.)		47.1%	45.0%	2.1	p.p.
CapEx	293	423	(30.7)		18.7	132	230	(42.8)		(5.1)
OpCF (OIBDA-CapEx)	794	1,395	(43.1)		7.7	203	277	(26.9)		51.4

CENTRAL AMERICA (3)
Revenues	562	565	(0.5)		(4.7)	140	149	(5.8)		(13.6)
Service revenues	522	540	(3.2)		0.0	128	142	(10.0)		(9.1)
OIBDA	189	241	(21.5)		(24.8)	52	65	(19.0)		(25.3)
OIBDA margin	33.6%	42.6%	(9.0	p.p.)		37.3%	43.4%	(6.1	p.p.)
CapEx	105	86	21.7		16.3	50	60	(16.5)		(22.0)
OpCF (OIBDA-CapEx)	84	154	(45.7)		(47.8)	2	5	(52.4)		(69.5)

•	OIBDA is presented before management and brand fees.

(1)	CapEx includes 1,237 million euros from the acquisition of sprectrum in Mexico in 2010. In organic terms, which exclude spectrum, CapEx would grow 19.4% and OpCF would drop 18.5% year on year in 2010.

(2)
2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2009, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(3)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — December 2010 Results Telefónica 50

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - December					October - December
	2010	2009	% Chg		% Chg Local Cur	2010	2009	% Chg		% Chg Local Cur

ECUADOR (T. Móviles Ecuador)
Revenues	396	337	17.5		11.8	102	88	15.3		6.5
Service revenues	345	296	16.3		10.8	89	74	20.7		11.1
OIBDA	121	100	21.4		15.6	33	23	44.8		32.3
OIBDA margin	30.7%	29.7%	1.0	p.p.		32.8%	26.1%	6.7	p.p.
CapEx	60	83	(27.5)		(31.0)	27	51	(47.3)		(50.0)
OpCF (OIBDA-CapEx)	61	17	n.m.		n.m.	6	(28)	c.s.		c.s.

URUGUAY (T. Móviles Uruguay)
Revenues	217	175	24.3		5.4	54	49	9.5		(0.9)
Service revenues	206	163	26.3		7.1	51	46	11.0		0.3
OIBDA	95	69	39.0		17.8	26	24	10.6		(1.4)
OIBDA margin	43.8%	39.2%	4.6	p.p.		48.9%	48.4%	0.5	p.p.
CapEx	29	24	19.6		1.4	17	11	59.0		38.4
OpCF (OIBDA-CapEx)	66	44	49.6		26.8	9	13	(28.2)		(33.8)

•	OIBDA is presented before management and brand fees.
January — December 2010 Results Telefónica 51

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe1
During 2010 Telefónica Europe delivered strong financial and operating performance built on the continued expansion of its customer base and the fast growth of mobile data revenues.
At the end of December 2010, Telefónica Europe’s total customer base reached 56.3 million (+14.3% year-on-year, +6.2% in organic terms), with ongoing growth in the mobile contract segment complemented by internet and data accesses.
Mobile net additions for the year reached 2.8 million in organic terms and excluding the disconnection of 111 thousand inactive customers in the Czech Republic. As a result, total mobile customer base growth accelerated to 6.0% year-on-year in organic terms, reaching 46.7 million at the end of December 2010. Supported by the increased adoption of smartphones, the acquisition and retention of high value customers has improved the mobile customer mix in 2010, with the contract base growing 8.2% year-on-year in organic terms. Contract net additions reached 1.8 million in 2010, in organic terms and excluding Czech Republic disconnections, accounting for 65% of total net additions. In the fourth quarter, mobile net additions reached 737 thousand (+33.0% year-on-year in organic terms), of which 72% correspond to the contract segment. As a result, contract customers represent 49% of the total base (+1 percentage point year-on-year).
It is worth noting that mobile broadband customers increased 45.6% year-on-year in 2010, resulting in a customer base of nearly 10 million or 21% of the total mobile base (15% in 2009).
Telefónica Europe’s wireline retail broadband accesses reached 4.0 million at year end, adding 2.4 million lines in 2010 (203 thousand in organic terms).
Revenues reached 15,255 million euros in the year, a growth of 12.7% year-on-year (+15.5% in the fourth quarter). HanseNet and JaJah contributed 807 million euros to revenues in the year (225 million euros in the fourth quarter).
It should be highlighted the fact that organic revenue growth accelerated during the year to 4.4% year-on-year (+3.7% year-on year up to September). This trend is also reflected when excluding the impact from mobile termination rate cuts, with organic revenue growth in 2010 at 6.7% year-on-year (+6.4% year-on-year in the first nine months), driven by the good performance of UK and Germany, that more than offset the results in Czech Republic and Ireland, both impacted by a difficult economic climate.
Mobile broadband adoption stepped up in the year, leading to non-P2P SMS data revenue growth in the year of 26.4% in organic terms in 2010 to account for 36% of total data revenues (31% in 2009).

[1]
Organic growth: (financial figures in million euros) in financial terms, assumes constant exchange rates (average of January-December 2009) and excludes HanseNet and JaJah contributions, included in Telefónica Europe’s consolidation perimeter from mid-February 2010 and January 1st, 2010, respectively. Manx Telecom results in the July-December of 2009 are excluded. OIBDA also excludes capital gain from the sale of Manx Telecom (61) in the second quarter of 2010 and non-recurrent restructuring expenses mainly related to personnel reorganization in the second half of the year of 2010 (202 recorded in the third quarter and 118 in the fourth quarter) and CapEx excludes the acquisition of spectrum in Germany in May, 2010 (1,379).

In access terms, comparisons exclude HanseNet and Manx Telecom. Net additions also exclude the disconnection of 111 thousand inactive mobile contract customers in the Czech Republic in the second quarter of 2010. Comparable growth: (financial figures in million euros) organic growth excluding additional non-recurrent effects: i) restructuring expenses (2010: 29, 2009: 44), ii) Universal Service Obligation in the Czech Republic (2010: 1, 2009: 7), iii) real estate gains in the Czech Republic (13 in 2009), and iv) the proceeds from the settlement agreement with T-Mobile in the Czech Republic in 2009 (39).

January — December 2010 Results Telefónica 52

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Operating expenses stood at 11,507 million euros in 2010, increasing 16.8% year-on-year. The year-on-year evolution is impacted by non-recurring restructuring expenses mainly related to personnel reorganization in the second half of the year (202 million euros recorded in the third quarter and 118 million euros in the fourth quarter). In organic terms, operating expenses would have increased 3.7% year-on-year in 2010.
As a result, operating income before depreciation and amortization (OIBDA) amounted to 4,014 million euros in 2010 and grew 2.6% year-on-year (+5.1% in the fourth quarter), with HanseNet and JaJah contributing 71 million euros in the year. OIBDA growth in the year in comparable terms would have reached 4.9%, reflecting the Company’s efforts in efficiency.
Reported OIBDA margin was 26.3% in the year, remaining virtually flat year-on-year in comparable terms (+0.1 percentage points). In the fourth quarter, OIBDA margin was 27.0% (+1.5 percentage points year-on-year in comparable terms).
CapEx amounted to 3,072 million euros in the year, mainly impacted by the spectrum investment made in Germany (1,379 million euros). In organic terms, CapEx would decline 9.9% year-on-year in the year, the main driver being the completion of the German network rollout in 2009.
Operating cash flow (OIBDA-CapEx) was 942 million euros in the year (2,321 million euros excluding the acquisition of spectrum in Germany). Operating cash flow grew 16.6% year-on-year in comparable terms.
TELEFÓNICA O2 UK
Telefónica O2 UK delivered strong results in 2010 in a highly competitive environment, driven by benchmark contract churn and strong momentum delivered by providing its customers with the best user experience.
The strong results were underpinned by the growth of mobile broadband and customers upgrading to smartphones. Penetration of mobile broadband has increased along with the associated demand for mobile data, leading to growing revenues from devices and data usage. The Company has further advanced in its goal to profitably monetise the mobile data opportunity with the introduction of data caps in the fourth quarter of the year and is also continuously looking to leverage customer insight with innovative new products, such as “O2 Media” and “O2 Money”.
The Company’s total mobile customer base (excluding Tesco Mobile) reached 22.2 million at the end of 2010 (+4.3% year-on-year), driven by a robust 9.8% year-on-year increase in the contract segment. Mobile net additions stood at 912 thousand in 2010, with 254 thousand in the fourth quarter.
This evolution was driven by the strong performance of contract net additions throughout the year, which reached 940 thousand in 2010 and 202 thousand in the fourth quarter (79% of total net additions in the quarter), reflecting rapid smartphone adoption and continued strength in a competitive market. At the end of 2010, contract customers represented 47% of the base (+2.4 percentage points year-on-year).
Churn totalled 2.7% in 2010 (+0.1 percentage points year-on-year) and 2.9% in the fourth quarter (+0.3 percentage points year-on-year). Contract churn remained market leading at 1.1% for the whole year and in the fourth quarter.
Mobile traffic volume carried in the UK grew by 8.0% year-on-year to 58,143 million minutes in 2010 (+6.3% year-on-year in the fourth quarter) due to the higher contract base and increased usage per customer in the prepay segment.
Total ARPU for the year was down 2.1% year-on-year in local currency to 25.1 euros, and virtually flat year-on-year in the fourth quarter (-0.3%), however, growth rate improved 1.7 percentage points quarter-on-quarter. Excluding mobile termination rate cuts, ARPU would increase 1.2% year-on-year in local currency in 2010, and with a positive performance in the fourth quarter (+0.5% year-on-year in local currency), improving versus the slight year-on-year decline recorded in the previous quarter.
January — December 2010 Results Telefónica 53

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Voice ARPU declined 6.5% year-on-year in local currency to 15.0 euros in 2010 (-3.3% year-on-year in the fourth quarter).
Data ARPU increased 5.3% year-on-year in local currency to 10.1 euros in 2010 and by 4.3% in the fourth quarter, an improved performance over the previous quarter, driven by the increased demand for data from smartphone users.
Telefónica O2 UK’s wireline retail broadband Internet accesses reached 0.7 million lines at the end of December 2010 (+13.5% year-on-year).
Revenue growth accelerated in the fourth quarter to 9.0% year-on-year in local currency (+8.5% and +6.0% year-on-year in the third and second quarter, respectively) to reach 7,201 million euros in 2010 (+6.5% year-on-year in local currency). This strong performance was driven by sustained positive trends in mobile service revenues and higher handset sales, coming from the increased adoption of smartphones.
Mobile service revenues stood at 6,513 million euros in 2010, with a solid 5.6% year-on-year increase in local currency, which ramped up to 7.9% year-on-year in local currency in the fourth quarter. Excluding the impact of mobile termination rate cuts, 2010 mobile service revenues would grow 9.2% year-on-year in local currency, and increased 8.7% year-on-year in the fourth quarter (+0.3 percentage points quarter-on-quarter). This performance reflects the higher proportion of contract customers in the base and the increased number of smartphone users.
The continued growth of non-P2P SMS data revenues should be highlighted, with growth of 31.7% year-on-year in local currency in 2010. As a result, total data revenues as a proportion of mobile service revenues stood at 40% in 2010, almost a 2 percentage points increase year-on-year.
Operating income before depreciation and amortization (OIBDA) increased 4.9% year-on-year in local currency to 1,830 million euros in 2010. OIBDA decreased 3.8% year-on-year in local currency in the fourth quarter, as non-recurrent restructuring expenses of 72 million euros were recorded in the quarter, mainly related to personnel and shops, following the ongoing reorganisation of the business. This will allow the Company increased focus on capturing new opportunities and further enhance customer service. Excluding restructuring expenses registered in 2010 and 28 million euros in 2009, OIBDA growth for 2010 in local currency would reach 7.2% year-on-year, and 11.0% year-on-year in the fourth quarter, which is a significant improvement over the previous quarter, where higher commercial expenses were registered following the launch of iPhone 4.
OIBDA margin reached 25.4% for the year (-0.4 percentage points year-on-year), and remained stable over the previous year (+0.2 percentage points) excluding non-recurrent restructuring expenses, despite higher commercial expenses derived from the increased demand for mobile broadband connections. In the fourth quarter, OIBDA margin stood at 24.7% (-3.4 percentage points year-on-year; +0.5 percentage points year-on-year excluding restructuring expenses).
CapEx increased 14.7% year-on-year in local currency in 2010 to reach 717 million euros, as the Company continued to further enhance its mobile network capacity and coverage, including the recent refarming of the 900MHz spectrum, to give its customers the best user experience.
Operating cash flow (OIBDA-CapEx) reached 1,113 million euros in 2010, resulting in a 0.5% year-on-year decline in local currency. Excluding non-recurrent restructuring expenses in both years, operating cash flow would grow 3.2% year-on-year in local currency.
January — December 2010 Results Telefónica 54

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA O2 GERMANY
In 2010 Telefónica O2 Germany maintained a solid commercial and financial momentum across key areas in a competitive market compounded by a steep reduction in mobile termination rates in the month of December.
The Company continued to deliver growth in the mobile business, in particular a strong performance of the contract segment, driven by improved customer service and notable growth in demand for smartphones. After the successful spectrum auction, the LTE network rollout is progressing in line with expectations, as is the ongoing transformation to an integrated business model following the acquisition of HanseNet.
As a result, Telefónica O2 Germany strengthened its position in the German market, adding 6.0 million accesses (including HanseNet) in 2010 to reach a total access base of 23.1 million. The total mobile customer base reached 17.0 million lines, up 9.9% year-on-year. Net additions stood at 1.5 million in the year (+17.8% year-on-year) and at 421 thousand in the fourth quarter, a significant improvement over the same period in 2009, when a significant number of prepay customers were disconnected from the base.
The contract segment added 554 thousand customers in 2010 with 228 thousand customers being added in the fourth quarter, 2.6 times the figure recorded in the previous quarter. The strong performance in the contract segment reflected the increased demand for tariffs such as “O2 Blue” and “O2 o”, as well as for the iPhone, particularly through “My Handy”. The prepay segment continued its positive momentum mainly through partner channels, with 988 thousand customers added in 2010 (193 thousand in the fourth quarter). As a result, the contract segment made up 48% of the total customer base at the end of the year (versus 50% in 2009).
Churn declined to 2.1% in 2010 (0.2 percentage points year-on-year improvement) and reached 2.3% in the fourth quarter of the year (1.0 percentage point improvement), reflecting improved customer satisfaction levels. Contract churn in 2010 was stable compared to the previous year at 1.8%, and 0.2 percentage points year-on-year better at 1.9% in the fourth quarter. This was the result of Company’s active policy of retaining customers and the enhanced portfolio of products and services.
In terms of usage, traffic in 2010 grew 9.8% year-on-year to 25,543 million minutes (+10.2% year-on-year in the fourth quarter), driven by the higher customer base and increased usage of voice packages from prepay customers.
Total ARPU for 2010 declined 5.5% year-on-year to 14.8 euros (-5.0% year-on-year in the fourth quarter). Excluding the impact from mobile termination rate cuts (close to a 62% reduction in the last two years, up to December 2010), total ARPU would decrease 4.6% year-on-year in 2010, showing a significant quarter-on-quarter improvement (-2.8% year-on-year in the fourth quarter versus -4.3% year-on-year in the third quarter).
Voice ARPU in 2010 decreased 10.4% year-on-year to 9.8 euros (-11.5% in the fourth quarter), primarily due to mobile termination rate cuts, continued usage optimisation from customers and an increased number of non-voice accesses, partially compensated by a favourable change in the customer mix.
Data ARPU increased 6.1% year-on-year in 2010 to 5.0 euros, and showed a better performance in the fourth quarter (+9.2% year-on-year compared to +5.4% in the third quarter), which reflects the growing usage of data services on smartphones and tablets.
Telefónica O2 Germany’s wireline business continued to gain traction with 84 thousand retail broadband internet net additions in the fourth quarter, significantly higher than in the previous quarter (32 thousand), reaching 2.5 million accesses at the end of December, 2010. This was mainly due to HanseNet’s competitive product portfolio and new opportunities arising from our integrated distribution model. Wholesale broadband accesses declined 15.2% year-on-year to 1.1 million lines at year end due to the internalisation of former HanseNet lines. However, in organic terms, wholesale broadband accesses increased by 15.3% year-on-year.
Telefónica O2 Germany delivered strong revenue performance in 2010 totalling 4,826 million euros, a 28.9% year-on-year growth (+31.6% year-on-year in the fourth quarter). On an organic basis, revenues increased 7.9% year-on-year in 2010 and 9.8% in the fourth quarter, ramping up 5.1 percentage points over the previous quarter, mainly driven by strong performance of mobile service revenues and the robust demand for smartphones, particularly through “My Handy” product, which does not allocate handset subsidies into mobile service revenues.
January — December 2010 Results Telefónica 55

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Mobile service revenue increased 2.5% year-on-year in 2010 to reach 2,932 million euros (+2.6% year-on-year in the fourth quarter). Excluding the impact from mobile termination rate cuts, year-on-year growth would accelerate from 3.6% in the third quarter to 4.9% in the fourth quarter, achieving a year-on-year growth of 3.8% in 2010. The main growth drivers were the increase in the customer base and continued growth in non-P2P SMS data revenues (+31.4% year-on-year in 2010 to reach 42% of total data revenues, versus 37% in 2009). Total mobile data revenues amounted to 970 million euros in 2010 (+15.4% year-on-year), accounting for 33% of mobile service revenues.
Operating income before depreciation and amortization (OIBDA) totalled 944 million euros in 2010, a 2.8% year-on-year growth (+23.2% year-on-year in the fourth quarter). In organic terms, which exclude non-recurrent restructuring expenses related to personnel reorganization in 2010 (202 million euros in the third quarter), and also if they were excluded in 2009 (9 million euros), OIBDA would have grown by 10.1% year-on-year in 2010 and by 11.6% year-on-year in the fourth quarter, which is a 2.1 percentage points improvement over the third quarter. This was mainly attributable to the end of national roaming arrangements in 2009, revenue growth as well as cost savings from the Company’s continued commitment to efficiencies, despite being partially offset by increased commercial expenses relating to growth in smartphone sales during the fourth quarter.
As a result, OIBDA margin for 2010 was 19.6% (-5.0 percentage points year-on-year) and 23.6% in the fourth quarter (-1.6 percentage points year-on-year). If HanseNet and non-recurrent restructuring expenses in both years were excluded, OIBDA margin would have reached 25.3% in 2010 (+0.5 percentage points year-on-year) and 25.8% in the fourth quarter (+0.4 percentage points year-on-year). The OIBDA margin was negatively impacted by the consolidation of HanseNet in 1.9 percentage points in 2010.
CapEx totalled 2,057 million euros in 2010, a 2.6 times increase over the previous year due to the investment in spectrum (1,379 million euros). In organic terms, which exclude the spectrum investment, CapEx in 2010 decreased by 27.9% year-on-year due to completion of network rollout in 2009.
LTE technology started to be introduced in the mobile network in the fourth quarter, initially with trial periods in “white spots” before commencing the commercial launch in the second quarter of 2011. The cost of the network rollout will be mitigated with 99% of sites using the Company’s existing infrastructure.
Operating cash flow (OIBDA-CapEx) for 2010 totalled -1,113 million euros due to the investment in spectrum and non-recurrent restructuring expenses. In organic terms, and excluding the above-mentioned factors, operating cash flow would have been 3.4 fold higher than the previous year.
TELEFÓNICA O2 IRELAND
The performance of Telefónica O2 Ireland in 2010 was impacted by a difficult economic environment, intense competition and mobile termination rate cuts. Despite these challenges, the Company continued posting growth in the mobile contract segment whilst giving its customers the best user experience.
January — December 2010 Results Telefónica 56

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
The total mobile customer base stood at 1.7 million at the end of December 2010 (-1.1% year-on-year), with a notably strong 5.4% year-on-year increase in the contract segment, representing 43% of the total base (+3 percentage points year-on-year). Contract net additions in 2010 reached 38 thousand (7 thousand in the fourth quarter) driven by prepay to contract migrations as well as mobile broadband uptake.
Churn improved 0.3 percentage points in the year to 2.3% while remaining stable in the fourth quarter at 2.6% despite intensifying competition.
In terms of usage, traffic grew by 1.3% year-on-year to 4,732 million minutes in 2010, showing a better performance in the fourth quarter (+3.0% year-on-year) mainly explained by a higher contract base and the popularity of value for money products which offer free minutes.
Telefónica O2 Ireland’s total ARPU declined 6.6% year-on-year in 2010 to 37.0 euros (-7.3% in the fourth quarter). Excluding mobile termination rate cuts, ARPU would decline 4.4% in 2010 and 4.0% in the fourth quarter.
Voice ARPU dropped 11.0% year-on-year in 2010 (-11.9% year-on-year in the fourth quarter), impacted by mobile termination rate cuts, customers optimising their usage and reduced roaming out activity.
Data ARPU grew 3.9% year-on-year in 2010 to 12.3 euros (+3.2% in the fourth quarter), mainly due to the continued growth in mobile broadband.
In 2010, revenues totalled 848 million euros, a year-on-year decline of 6.3% (-9.2% year-on-year in the fourth quarter). Mobile service revenues for the year declined 7.5% year-on-year to 779 million euros (-7.7% year-on-year in the fourth quarter). Excluding the impact of mobile termination rate cuts, mobile service revenues would have declined by 5.4% in 2010 (-4.6% year-on-year in the fourth quarter).
Total data revenues in 2010 grew 3.5% year-on-year to represent 32% of service revenues, compared to 29% in 2009, with non-P2P SMS data revenue growth of 7.9% year-on-year.
Operating income before depreciation and amortization (OIBDA) totalled 275 million euros and dropped 9.0% year-on-year in 2010 (-5.8% in the fourth quarter). Reported OIBDA includes non-recurrent restructuring expenses of 12 million euros in 2010 and 1 million euros in 2009. Excluding the impact of restructuring expenses, OIBDA would have declined 5.4% year-on-year in 2010 (-1.6% year-on-year in the fourth quarter). It is important to highlight the favourable trend, compared to the third and second quarter (-4.6% and -10.6% respectively, excluding restructuring expenses), as the lower revenue was mitigated by disciplined cost saving initiatives.
As a result, reported OIBDA margin reached 32.4% in 2010 vs. 33.4% in 2009 (+0.3 percentage points year-on-year excluding restructuring expenses) and 35.6% in the fourth quarter (+2.8 percentage points year-on-year excluding non-recurrent restructuring expenses).
The efficient CapEx management achieved by Telefónica O2 Ireland (-4.1% year-on-year to 60 million euros in 2010), and the already mentioned evolution of the OIBDA resulted in an operating cash flow (OIBDA-CapEx) decrease of 10.3% year-on-year in 2010 (-5.7% year-on-year excluding non-recurrent restructuring expenses) to 214 million euros.
TELEFÓNICA O2 CZECH REPUBLIC
Despite a challenging economic environment, Telefónica O2 Czech Republic maintained its solid commercial momentum in 2010, with an increased mobile contract and retail fixed broadband customer base as well as a stabilisation of fixed line losses.
At the end of December, the total number of accesses for Telefónica O2 Czech Republic, including Slovakia, stood at 8.5 million, an increase of 2.2% year-on-year.
January — December 2010 Results Telefónica 57

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
The mobile customer base in the Czech Republic reached 4.8 million at the end of 2010 (-2.1% year-on-year), impacted by the disconnection of 111 thousand inactive customers in the second quarter of 2010. Contract customers increased by 1.7% year-on-year to reach 2.9 million at year end, with 49 thousand net additions for the full year (45 thousand in the fourth quarter). This performance was driven by continuous uptake of “O2 Neon” tariffs, prepay to contract migrations and positive contribution of mobile broadband growth. As a result, the contract customer mix increased by 2.3 percentage points year-on-year to represent 59% of the total base.
Fixed telephony accesses continued to post improvement with a net loss of 17 thousand accesses in the fourth quarter (-14.4% year-on-year; -26.6% quarter-on-quarter) driven by the solid uptake of “naked” accesses and VoIP lines for the corporate segment. Thus, fixed telephony accesses reached 1.7 million at the end of 2010 (-5.7% year-on-year).
The Company’s wireline retail broadband Internet accesses stood at 753 thousand at year end (+10.2% year-on-year), with 70 thousand net additions in 2010 (17 thousand net additions in the fourth quarter). Pay TV customers reached 129 thousand by year end (-6.1% year-on-year).
In 2010, Telefónica O2 Slovakia recorded 328 thousand net additions (+44.0% year-on-year) to reach 880 thousand customers (+59.2% year-on-year). In the fourth quarter of 2010, healthy commercial momentum continued with a record quarterly of 99 thousand net additions (+10.6% year-on-year). It should be highlighted that the contract customer base increased by 71.0% year-on-year to account for 38% of the total base at the end of 2010 (+2.6 percentage points year-on-year).
Mobile churn in the Czech Republic stood at 2.4% in 2010 (+0.3 percentage points year-on-year), with a better performance in the fourth quarter (2.2%; -0.2 percentage points year-on-year; flat quarter-on-quarter).
In the Czech Republic, traffic carried in 2010 increased year-on-year by 6.8% to 8,790 million minutes (+3.7% in the fourth quarter). This was driven by a higher contract base as well as the success of propositions such as “O2 Neon”.
Total mobile ARPU in the Czech Republic (18.5 euros in 2010) declined 8.1% during the year in local currency (-6.0% year-on-year in the fourth quarter), being impacted by mobile termination rate cuts. Excluding these cuts, ARPU performance would have improved throughout the year (from -6.6% in the first quarter to -1.9% in the fourth quarter) as result of continuous stabilisation in customer spend.
Voice ARPU declined 9.4% year-on-year in local currency in 2010 (-8.8% year-on-year in the fourth quarter), mainly due to mobile termination rate cuts, better value for money propositions, and reduced roaming rates.
Data ARPU totalled 4.8 euros, a decline of 4.1% year-on-year in local currency, showing an improvement in the fourth quarter of the year (+2.7% year-on-year in local currency) driven by the continued uptake of the mobile broadband propositions.
Revenues for 2010 were 2,197 million euros, a year-on-year decline of 6.8% in constant currency (-6.7% in the fourth quarter). The impact of Universal Service Obligation was 2 million euros in 2010 and 14 million euros in 2009.
Telefónica O2 Czech Republic’s fixed revenues declined 8.8% year-on-year in local currency to reach 954 million euros in 2010, mainly due to lower government related ICT revenues and the above mentioned Universal Service Obligation.
Mobile service revenues in the Czech Republic declined 8.2% year-on-year in local currency to 1,078 million euros in 2010 (-7.8% in the fourth quarter), with mobile termination rate cuts, more customers opting for semi-flat tariffs, such as “O2 Neon”, and lower incoming traffic all having an adverse effect. Excluding the impact of mobile termination rate cuts, service revenues would have declined 4.0% year-on-year in local currency in 2010. Revenues from Telefónica O2 Slovakia increased 50.5% year-on-year in 2010 (+42.6% year-on-year in the fourth quarter).
January — December 2010 Results Telefónica 58

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Operating income before depreciation and amortization (OIBDA) decreased 13.4% year-on-year in constant currency in 2010 to reach 953 million euros (-8.9% in the fourth quarter). This was impacted by a number of non-recurring items during the year: i) Universal Service Obligation (1 million euros in 2010; 7 million euros in 2009), ii) restructuring expenses (18 million euros in 2010; 6 million euros in 2009), iii) real estate gains in 2009 (13 million euros), and iv) the proceeds from the settlement agreement with T-Mobile in 2009 (39 million euros). Excluding these factors, OIBDA would have declined by 6.7% year-on-year in constant currency in 2010 with the OIBDA margin remaining relatively stable year-on-year (-0.2 percentage points).
In reported terms, OIBDA margin stood at 43.4% in 2010 and reached 44.3% in the fourth quarter (-0.8 percentage points year-on-year, excluding non-recurring effects) due to the strong Christmas campaign focused on mobile broadband.
CapEx in 2010 declined year-on-year by 12.5% in constant currency to 224 million euros.
Combined with the above mentioned OIBDA evolution, operating cash flow (OIBDA-CapEx) reached 729 million euros in 2010 (-13.7% year-on-year in constant currency; -4.7% if the above mentioned non recurrent factors were excluded from the calculation).
January — December 2010 Results Telefónica 59

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2009	2010
	December	March	June	September	December	% Chg

Final Clients Accesses	47,814.9	52,769.9	53,355.5	54,080.0	55,050.6	15.1
Fixed telephony accesses (1)	1,827.5	3,620.8	3,564.7	3,533.5	3,672.4	100.9
Internet and data accesses	1,754.7	4,364.0	4,382.4	4,409.4	4,496.4	156.2
Narrowband	137.3	559.4	537.9	528.6	503.2	n.m.
Broadband	1,589.1	3,776.0	3,815.5	3,852.8	3,964.9	149.5
Other (2)	28.3	28.5	29.0	28.0	28.3	(0.0)
Mobile accesses	44,095.0	44,599.5	45,217.0	45,938.5	46,675.5	5.9
Prepay (3)	23,098.5	23,167.9	23,430.4	23,787.9	23,994.9	3.9
Contract (4)	20,996.5	21,431.6	21,786.6	22,150.6	22,680.6	8.0
Pay TV	137.6	185.6	191.4	198.6	206.4	50.0

Wholesale Accesses (5)	1,425.2	1,152.5	1,186.1	1,216.2	1,247.7	(12.5)

Total Accesses	49,240.1	53,922.4	54,541.6	55,296.3	56,298.3	14.3

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)	December 2009 includes the disconnection of inactive mobile prepay customers in Germany.

(4)	June 2010 includes the disconnection of inactive mobile contract customers in Czech Republic.

(5)	Includes Unbundled Lines by T. O2 Germany.

Notes:

•	Accesses include Manx Telecom customers until June 2010.

•	Starting March 2010, T. Europe includes accesses from HanseNet.
January — December 2010 Results Telefónica 60

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December				October - December
	2010	2009	% Chg		2010	2009	% Chg

Revenues	15,255	13,533	12.7		4,017	3,477	15.5
Internal exp capitalized in fixed assets	198	213	(7.1)		61	56	10.2
Operating expenses	(11,507)	(9,856)	16.8		(2,993)	(2,505)	19.5
Supplies	(6,648)	(6,189)	7.4		(1,792)	(1,597)	12.2
Personnel expenses	(1,625)	(1,304)	24.6		(351)	(301)	16.4
Subcontracts	(3,040)	(2,244)	35.5		(798)	(573)	39.1
Bad debt provision	(175)	(100)	74.3		(47)	(28)	72.1
Taxes	(19)	(17)	11.4		(5)	(5)	1.3
Other net operating income (expense)	3	5	(43.1)		(4)	2	c.s.
Gain (loss) on sale of fixed assets	66	16	n.m.		4	2	70.7
Impairment of goodwill and other assets	(1)	(1)	(18.0)		(0)	0	c.s.
Operating income before D&A (OIBDA)	4,014	3,910	2.6		1,085	1,032	5.1
OIBDA Margin	26.3%	28.9%	(2.6	p.p.)	27.0%	29.7%	(2.7	p.p.)
Depreciation and amortization	(3,091)	(2,895)	6.7		(814)	(707)	15.1
Operating income (OI)	923	1,015	(9.1)		271	325	(16.7)

Notes:

•	OIBDA and OI before management and brand fees.

•
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and since January 2010 respectively, and Manx Telecom has been excluded from the consolidation perimeter since July, 2010.

•
Figures in million euros. OIBDA includes a capital gain of 61 from the sale of Manx Telecom in the second quarter of 2010 and is affected by non-recurrent restructuring expenses mainly related to personnel reorganization in the second half of the year (202 recorded in the third quarter and 118 in the fourth quarter).

•
Figures in millions of euros. In comparable terms, OIBDA of T. Europe would increase 4.9% and OpCF would gain 16.6%. Comparable terms assume constant exchange rates of the same period in 2009 (average fx) and exclude HanseNet (since mid February 2010), JaJah (January- December 2010) and Manx Telecom (July-December 2009). OIBDA also excludes capital gain from the sale of Manx Telecom (61 in the second quarter of 2010). Additionally, it excludes 1) non recurrent restructuring expenses mainly related to personnel reorganization in the second half of the year (202 recorded in the third quarter and 118 in the fourth quarter), additional restructuring expenses (2010: 29, 2009: 44); 2) Universal Service Obligation in the Czech Republic (2010:1, 2009: 7); 3) real estate gains in the Czech Republic (13 in 2009) and 4) the proceeds from the settlement agreement with T-Mobile in the Czech Republic in 2009 (39). CapEx excludes the acquisition of spectrum in Germany in the second quarter of 2010 (1,379).

January — December 2010 Results Telefónica 61

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2009	2010
	December	March	June	July	December	% Chg

TELEFÓNICA O2 UK
Final Clients Accesses	21,890.8	21,987.9	22,255.6	22,620.9	22,883.1	4.5
Internet and data accesses	591.5	632.4	650.0	663.8	671.6	13.5
Broadband	591.5	632.4	650.0	663.8	671.6	13.5
Mobile accesses	21,299.3	21,355.5	21,605.6	21,957.1	22,211.5	4.3
Prepay	11,740.3	11,602.0	11,544.6	11,659.6	11,712.3	(0.2)
Contract	9,558.9	9,753.5	10,061.0	10,297.4	10,499.2	9.8
Total Accesses	21,890.8	21,987.9	22,255.6	22,620.9	22,883.1	4.5

TELEFÓNICA O2 GERMANY
Final Clients Accesses	15,792.5	20,571.4	20,934.3	21,344.5	21,957.5	39.0
Fixed telephony accesses	0.0	1,826.3	1,779.4	1,797.3	1,916.4	n.m.
Internet and data accesses	285.1	2,832.5	2,824.7	2,851.2	2,914.7	n.m.
Narrow Band	0.0	428.0	411.4	406.2	385.7	n.m.
Broadband	285.1	2,404.5	2,413.3	2,445.1	2,529.1	n.m.
Mobile accesses	15,507.4	15,864.7	16,272.1	16,628.0	17,049.2	9.9
Prepay (1)	7,807.0	8,009.9	8,336.0	8,602.5	8,795.2	12.7
Contract	7,700.4	7,854.8	7,936.0	8,025.5	8,254.0	7.2
Pay TV	0.0	47.9	58.2	68.0	77.2	n.m.
Wholesale Accesses (2)	1,316.8	1,040.1	1,072.6	1,098.6	1,116.5	(15.2)
Total Accesses	17,109.3	21,611.5	22,006.9	22,443.0	23,074.0	34.9

TELEFÓNICA O2 IRELAND
Mobile accesses	1,714.3	1,705.6	1,710.8	1,716.2	1,695.8	(1.1)
Prepay	1,022.5	1,003.8	997.6	993.6	966.5	(5.5)
Contract	691.8	701.8	713.1	722.7	729.4	5.4
Total Accesses	1,714.3	1,705.6	1,710.8	1,716.2	1,695.8	(1.1)

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,701.5	7,696.4	7,558.5	7,559.1	7,535.8	(2.2)
Fixed telephony accesses (3)	1,770.6	1,737.5	1,708.3	1,685.8	1,669.2	(5.7)
Naked ADSL	62.1	89.8	114.8	138.8	163.7	163.8
VoIP	16.9	23.4	28.5	33.1	38.6	128.7
Internet and data accesses	848.7	868.4	874.8	886.5	898.8	5.9
Narrowband	137.3	131.4	126.5	122.4	117.5	(14.4)
Broadband	683.1	708.4	719.3	736.1	753.0	10.2
Other (4)	28.3	28.5	29.0	28.0	28.3	(0.0)
Mobile accesses	4,944.6	4,952.7	4,842.2	4,856.2	4,838.6	(2.1)
Prepay	2,130.2	2,094.8	2,060.4	2,037.6	1,975.0	(7.3)
Contract (5)	2,814.4	2,857.9	2,781.8	2,818.6	2,863.6	1.7
Pay TV	137.6	137.7	133.2	130.6	129.2	(6.1)
Wholesale Accesses	108.4	112.4	113.5	117.7	131.2	21.0
Total Accesses	7,810.0	7,808.8	7,672.0	7,676.7	7,667.0	(1.8)

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	552.9	645.7	708.6	781.1	880.4	59.2
Prepay	357.2	418.1	450.6	494.6	545.9	52.8
Contract	195.6	227.6	257.9	286.4	334.5	71.0
Total Accesses	552.9	645.7	708.6	781.1	880.4	59.2

(1)	450 thousand inactive prepay accesses were disconnected in December 2009.

(2)	Includes Unbundled Lines by T. O2 Germany.

(3)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(4)	Retail circuits other than broadband.

(5)	111 thousand inactive contract customers were disconnected in June 2010.

Note:	Starting March 2010, T. O2 Germany includes accesses from HanseNet.
January — December 2010 Results Telefónica 62

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	2009	2010
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	14,176	14,155	14,346	14,565	15,076	6.3
ARPU (EUR)	24.0	24.0	25.3	26.1	25.2	(0.3)
Prepay	11.7	11.3	11.7	12.0	12.0	(2.6)
Contract	39.1	39.4	41.0	42.1	40.0	(3.0)
Data ARPU (EUR)	9.5	9.6	10.1	10.4	10.4	4.3
% non-P2PSMS over data revenues	29.4%	30.7%	33.7%	33.1%	33.5%	4.1	p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	6,108	6,223	6,299	6,292	6,729	10.2
ARPU (EUR) (1)	15.3	14.8	14.8	15.0	14.5	(5.0)
Prepay (1)	5.8	5.7	6.0	6.2	6.6	12.5
Contract	25.2	24.2	23.9	24.3	23.0	(8.5)
Data ARPU (EUR) (1)	4.8	5.0	4.7	4.9	5.2	9.2
% non-P2PSMS over data revenues	40.7%	40.9%	39.4%	43.5%	43.6%	2.9	p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,177	1,166	1,181	1,172	1,213	3.0
ARPU (EUR)	39.5	37.4	36.9	37.2	36.6	(7.3)
Prepay	26.5	21.8	27.0	24.3	24.3	(8.1)
Contract	58.8	60.1	50.9	55.1	53.1	(9.8)
Data ARPU (EUR)	12.1	12.0	12.1	12.5	12.5	3.2
% non-P2PSMS over data revenues	38.3%	38.3%	39.5%	37.4%	37.7%	-0.5	p.p.

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	2,153	2,127	2,260	2,170	2,233	3.7
ARPU (EUR) (3)	19.1	17.8	18.6	19.0	18.8	(6.0)
Prepay	8.7	7.6	8.2	8.2	8.6	(5.4)
Contract (3)	27.1	25.3	26.3	26.9	26.0	(8.5)
Data ARPU (EUR) (3)	4.6	4.5	4.6	4.9	5.0	2.7
% non-P2PSMS over data revenues	43.9%	45.0%	43.8%	45.1%	44.8%	0.9	p.p.

(1)	Change in ARPU affected by 450 thousand disconnections of inactive customers in Germany in December 2009.

(2)	KPIs for Mobile business in Czech Republic do not include Slovakia.

(3)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — December 2010 Results Telefónica 63

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	2009	2010
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	% Chg Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	53,856	14,155	28,502	43,067	58,143	8.0
ARPU (EUR)	24.7	24.0	24.6	25.1	25.1	(2.1)
Prepay	12.3	11.3	11.5	11.7	11.8	(8.2)
Contract	40.8	39.4	40.2	40.9	40.6	(4.2)
Data ARPU (EUR)	9.3	9.6	9.9	10.0	10.1	5.3
% non-P2PSMS over data revenues	27.4%	30.7%	32.2%	32.5%	32.8%	5.4	p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	23,257	6,223	12,522	18,814	25,543	9.8
ARPU (EUR) (1)	15.6	14.8	14.8	14.9	14.8	(5.5)
Prepay (1)	5.7	5.7	5.8	6.0	6.1	7.8
Contract	26.1	24.2	24.0	24.1	23.8	(8.8)
Data ARPU (EUR) (1)	4.7	5.0	4.9	4.9	5.0	6.1
% non-P2PSMS over data revenues	36.7%	40.9%	40.2%	41.3%	41.9%	5.2	p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	4,672	1,166	2,347	3,519	4,732	1.3
ARPU (EUR)	39.6	37.4	37.1	37.1	37.0	(6.6)
Prepay	25.5	21.8	24.3	24.3	24.3	(4.5)
Contract	62.0	60.1	55.5	55.3	54.7	(11.6)
Data ARPU (EUR)	11.8	12.0	12.0	12.2	12.3	3.9
% non-P2PSMS over data revenues	36.7%	38.3%	38.9%	38.4%	38.2%	1.5	p.p.

TELEFÓNICA O2 CZECH REPUBLIC (2)
Traffic (Million minutes)	8,232	2,127	4,387	6,558	8,790	6.8
ARPU (EUR) (3)	19.3	17.8	18.2	18.5	18.5	(8.1)
Prepay	8.5	7.6	7.9	8.0	8.1	(7.8)
Contract (3)	28.2	25.3	25.8	26.2	26.1	(11.4)
Data ARPU (EUR) (3)	4.7	4.5	4.6	4.7	4.8	(4.1)
% non-P2PSMS over data revenues	44.6%	45.0%	44.4%	44.6%	44.7%	0.1	p.p.

(1)	Change in ARPU affected by 450 thousand disconnections of inactive customers in Germany in December 2009.

(2)	KPIs for Mobile business in Czech Republic do not include Slovakia.

(3)	Change in ARPU affected by 111 thousand disconnections of inactive customers in Czech Republic in June 2010.

•	ARPU calculated as monthly quarterly average of each period.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — December 2010 Results Telefónica 64

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - December					October - December
	2010	2009	% Chg		% Chg Local Cur	2010	2009	% Chg		% Chg Local Cur

TELEFÓNICA O2 UK
Revenues	7,201	6,512	10.6		6.5	1,884	1,642	14.8		9.0
Service revenues	6,513	5,936	9.7		5.6	1,667	1,467	13.6		7.9
OIBDA (1)	1,830	1,680	9.0		4.9	466	461	1.1		(3.8)
OIBDA margin (1)	25.4%	25.8%	(0.4	p.p.)		24.7%	28.1%	(3.4	p.p.)
CapEx	717	602	19.1		14.7	211	177	18.8		13.2
OpCF (OIBDA-CapEx) (1)	1,113	1,078	3.3		(0.5)	255	284	(10.0)		(14.4)

TELEFÓNICA O2 GERMANY
Revenues (2)	4,826	3,746	28.9		28.9	1,314	998	31.6		31.6
Service revenues	2,932	2,861	2.5		2.5	749	729	2.6		2.6
OIBDA (2)	944	918	2.8		2.8	310	252	23.2		23.2
OIBDA margin (2)	19.6%	24.5%	(5.0	p.p.)		23.6%	25.2%	(1.6	p.p.)
CapEx (3)	2,057	796	n.m.		n.m.	223	250	(10.7)		(10.7)
OpCF (OIBDA-CapEx) (2)(3)	(1,113)	122	c.s		c.s.	87	2	c.s.		c.s

TELEFÓNICA O2 IRELAND
Revenues	848	905	(6.3)		(6.3)	207	228	(9.2)		(9.2)
Service revenues	779	842	(7.5)		(7.5)	191	207	(7.7)		(7.7)
OIBDA (4)	275	302	(9.0)		(9.0)	74	78	(5.8)		(5.8)
OIBDA margin (4)	32.4%	33.4%	(1.0	p.p.)		35.6%	34.3%	1.3	p.p.
CapEx	60	63	(4.1)		(4.1)	19	25	(24.9)		(24.9)
OpCF (OIBDA-CapEx) (4)	214	239	(10.3)		(10.3)	55	53	3.1		3.1

TELEFÓNICA O2 CZECH REPUBLIC (5)
Revenues	2,197	2,260	(2.8)		n.c.	563	579	(2.7)		n.c.
Service revenues	1,078	1,123	(4.0)		n.c.	270	280	(3.6)		n.c.
OIBDA	953	1,053	(9.5)		n.c.	250	262	(4.7)		n.c.
OIBDA margin	43.4%	46.6%	(3.2	p.p.)		44.3%	45.3%	(1.0	p.p.)
CapEx	224	245	(8.8)		n.c.	78	75	3.4		n.c.
OpCF (OIBDA-CapEx)	729	807	(9.7)		n.c.	172	187	(8.0)		n.c.

Notes:

•	OIBDA before management and brand fee.

•	HanseNet has been included in T. O2 Germany’s consolidation perimeter since mid February 2010.

(1)
OIBDA is affected by non-recurrent restructuring expenses mainly related to personnel reorganization of 72 million euros in T.O2 UK in the fourth quarter of 2010. Excluding this restructuring expenses and 28 million euros in 2009, OIBDA growth for 2010 reached 7.2% year-on-year in local currency.

(2)
OIBDA is affected by non-recurrent restructuring expenses related to personnel reorganization of 202 million euros in T.O2 Germany in the third quarter of 2010. Excluding HanseNet and non-recurrent restructuring expenses related to personnel reorganization in Germany in the third quarter of 2010 and in 2009 (9 million euros), revenues of T.02 Germany would increase 7.9% and OIBDA would grow 10.1% in the year 2010.

(3)
CapEx includes 1,379 million euros from the acquisition of sprectrum in Germany in the second quarter of 2010. In organic terms, which exclude spectrum, CapEx would fall 27.9% and excluding non-recurrent restructuring costs in Germany related to personnel reorganization in the third quarter of 2010, OpCF would have a 3.4 fold increase year-on-year in 2010.

(4)	OIBDA is affected by non-recurrent restructuring expenses of 12 million euros in T.O2 Ireland in 2010.

(5)	Includes Slovakia, except in service revenues.
January — December 2010 Results Telefónica 65

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP1
In 2010 Atento continued to follow its strategy of revenue growth and diversification, maintaining the focus on the profitability of the business. As a result, while the Company continued to gradually expand its customer base and range of products, and to increase sales from non-Telefónica customers, it improved its competitive position within the CRM BPO2 sector, consolidating its position as a leading player in terms of revenues and profitability.
In 2010 revenues for Atento totalled 1,663 million euros, up 25.9% year-on-year after the fourth quarter posted year-on-year growth of 29.4%. In organic terms, revenues grew 15.7% y-o-y in 2010, which gradually accelerated along the year.
Multi-sector customer growth (outside the Telefónica Group) generated 50% of revenues in 2010 (49% in 2009), up 27.3% year-on-year in 2010.
By region, the Brazilian business, which accounted for more than half the revenue growth, both in reported and organic terms, contributed 54% of Atento revenues in 2010. The Americas region, which registered double-digit growth in 2010, decreased its contribution to the Company’s revenues to 30%, down from 34% in 2009. EMEAA region, which accounted for 16% of Atento revenues, also registered double-digit growth in 2010.
The offshored business, whose main source markets are Spain and Mexico and main target markets are Central America, Colombia and Morocco, accounted for 6.7% of revenues in 2010.
Operating income before depreciation and amortization (OIBDA) at Atento in 2010 amounted to 190 million euros, up 23.3% year-on-year. This figure was impacted by the restructuring expenses reported in the second and fourth quarter of the year. OIBDA in the fourth quarter rose 22.5% year-on-year. In organic terms, OIBDA growth accelerated to 15.2% in 2010, compared with 11.7% in the first nine months of the year.
The OIBDA margin stood at 11.4% in 2010, 1.0 percentage points higher than in the first nine months of 2010 and virtually in line with the margin posted in 2009 (-0.2 percentage points in reported terms; -0.1 p.p. in organic terms). Excluding the restructuring expenses mentioned above, the OIBDA margin in 2010 would be slightly higher than in 2009 (+0.2 percentage points). The OIBDA margin stood at 14.1% in the fourth quarter (14.9% in the same quarter of 2009).
CapEx reached 88 million euros in 2010, a year-on-year decline of 4.2% (-12.1% in organic terms). CapEx was focused on revenue growth after investments were directed toward the construction of new customer service positions and equipment acquisition as well as renewed equipment in Brazil and Mexico.
As a result, operating cash flow (OIBDA-CapEx) totalled 102 million euros in 2010, a remarkable year-on-year growth of 64.0% in reported terms and 56.3% in organic terms, explained mainly by the increasing volume of business and by maintaining efficiency levels.
Atento had 151,896 employees at the end of 2010, up 14.8% year-on-year.

Note:
The Americas includes Mexico, Argentina, Peru, Venezuela, Colombia, Chile, Central America, Puerto Rico, and the US. EMEAA includes Spain, Czech Republic and Morocco. Given its high business volume, Brazil is considered a region.

[1]	Organic growth assumes 2009 average exchange rates for the period and excludes hyperinflationary adjustments in Venezuela in both 2009 and 2010.

[2]	CRM BPO: Customer Relationship Management; Business Process Outsourcing.
January — December 2010 Results Telefónica 66

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December				October - December
	2010	2009	% Chg		2010	2009	% Chg

Revenues	1,663	1,321	25.9		454	351	29.4
Internal exp capitalized in fixed assets	—	—	—		—	—	—
Operating expenses	(1,475)	(1,167)	26.3		(392)	(299)	31.0
Supplies	(97)	(77)	25.7		(30)	(14)	116.3
Personnel expenses	(1,151)	(896)	28.4		(303)	(228)	33.1
Subcontracts	(220)	(189)	16.1		(56)	(56)	0.2
Bad debt provision	(1)	(0)	n.m.		(1)	(0)	n.m.
Taxes	(6)	(4)	36.8		(2)	(1)	57.4
Other net operating income (expense)	2	(0)	c.s.		2	0	n.m.
Gain (loss) on sale of fixed assets	(0)	0	c.s.		(0)	0	c.s.
Operating income before D&A (OIBDA)	190	154	23.3		64	52	22.5
OIBDA Margin	11.4%	11.6%	(0.2	p.p.)	14.1%	14.9%	(0.8	p.p.)
Depreciation and amortization	(45)	(32)	38.6		(12)	(9)	42.3
Operating income (OI)	145	122	19.2		52	44	18.5

Note:	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — December 2010 Results Telefónica 67

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Stake

Telefónica de España (1)	100.0
Telefónica Móviles España (1)	100.0
Telyco	100.0
Telefónica Telecomunic. Públicas	100.0
T. Soluciones de Informatica y Comunicaciones de España	100.0
Telefónica Remesas (2)	100.0
Tuenti (3)	91.4
Iberbanda	58.9

(1)	Company owned through Telefónica S.A.

(2)	Company owned through Telefónica Telecomunicaciones Públicas, S.A.

(3)	Company owned through Telefónica Móviles España, S.A.U.
TELEFÓNICA LATINOAMÉRICA

% Stake

Telesp (1)	88.0
Telefónica del Peru (2)	98.3
Telefónica de Argentina	100.0
TLD Puerto Rico	100.0
Telefónica Chile (3)	97.9
Telefónica Telecom	52.0
T. Intern. Wholesale Serv. (TIWS) (4)	100.0
Vivo Participaçoes (5)	59.4
Vivo (6)	100.0
T. Móviles Argentina	100.0
T. Móviles Peru	100.0
T. Móviles Mexico (5)	100.0
Telefónica Móviles Chile	100.0
T. Móviles El Salvador	99.1
T. Móviles Guatemala	100.0
Telcel (Venezuela)	100.0
T. Móviles Colombia	100.0
Otecel (Ecuador)	100.0
T. Móviles Panama	100.0
T. Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
T. Móviles Soluciones y Aplicac. (Chile) (5)	100.0

(1)	Effective stake 88.01%.

(2)	Latin American Cellular Holdings, B.V. owns 48.28%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(3)	Telefónica Internacional de Chile Ltda. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(4)	Telefónica, S.A. owns 80.56% and T. Int. Wholesale Services, S.L. owns 19.44%.

(5)	Company owned through Telefónica S.A.

(6)	Company owned through Vivo Participaçoes, S.A.
TELEFÓNICA EUROPE

% Stake

Telefónica O2 UK	100.0
Telefónica O2 Germany (1)	100.0
Telefónica O2 Ireland	100.0
Be	100.0
HanseNet (Germany) (2)	100.0
Jajah (US)	100.0
Tesco Mobile	50.0
Telefónica O2 Czech Republic (1)	69.4
Telefónica O2 Slovakia (3)	100.0

(1)	Company owned through Telefónica S.A.

(2)	Company owned through T. O2 Germany.

(3)	Company owned through T. O2 Czech Republic.
OTHER STAKES

% Stake

Atento Group	100.0
Telefónica de Contenidos (Spain)	100.0
Telco SpA (Italy) (1)	46.2
IPSE 2000 (Italy)	39.9
DTS, Distribuidora de Televisión Digital.	22.0
Hispasat	13.2
Portugal Telecom (2)	2.0
China Unicom (Hong Kong) Limited (China)	8.4
ZON Multimedia (3)	5.4
BBVA	1.0
Amper	5.8

(1)
Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.47%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.20%.

(2)
In June, the Telefónica Group reduced its stake in the share capital of Portugal Telecom by 7.98%. In addition, Telefónica signed three Equity Swap contracts with different financial entities. These swaps are based on the share price of Portugal Telecom and settled by differences.

(3)	Telefónica’s Group effective stake. Telefónica Group stake would be 5.46% if we exclude the minority interests.
January — December 2010 Results Telefónica 68

ADDENDA
Significant Events
•
On 23 January 2011 and in furtherance of their already existing strategic alliance, Telefónica, S.A. and China Unicom entered into the Enhanced Strategic Alliance Agreement in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and through which, upon the terms and conditions set out thereof, each party has agreed to invest the equivalent of USD 500 million in ordinary shares of the other party. Following completion of the transaction, Telefónica will own approximately a 9.7% of China Unicom’s voting share capital, assuming current price of the shares, and China Unicom will own approximately 1.37% of Telefónica’s voting share capital. Furthermore, in view of China Unicom’s interest in Telefónica’s share capital, Telefónica undertakes, to the extent permitted under the applicable laws and its by-laws, to propose at its next General Shareholders’ Meeting the appointment of a director nominated by China Unicom.

•
On 28 December 2010, Telefónica, through its subsidiary Telefónica de Contenidos, S.A.U., completed the acquisition of the 22% stake in the company that brings together the pay-TV service of Prisa Group (DTS Distribuidora de Televisión Digital, S.A.). Telefónica ´s total investment in the aforementioned acquisition was approximately four hundred eighty-eight million euros (488 million euro), of which 228 million euro were covered by the cancellation of the outstanding amount of the subordinated loan existing between Telefónica de Contenidos, S.A.U. (creditor) and Sogecable, S.A. (actually known as Prisa Televisión, S.A.U., debtor).

•
On 28 July 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the share capital of Brasilcel for a total of 7,500 million euros. Further to the agreement signed on 28 July, on 27 September 2010 Telefónica acquired 50% of the share capital of Brasilcel (the owner of approximately 60% of Vivo Participações, S.A.) from Portugal Telecom. As set out in the contract, the Company settled the first payment instalment of 4,500 million euros. In addition, on 30 December 2010, Telefónica S.A. made a scheduled payment of 1,000 million euros while the payment of the remaining 2,000 million euros is scheduled for 31 October 2011. Nevertheless, Portugal Telecom may request that this latter payment be made on 29 July 2011, in which case the purchase price (specifically, the last instalment thereof) would be reduced by approximately 25 million euros.

Upon completion of the deal, the contracts signed between Telefónica and Portugal Telecom SG SGPS, S.A. in 2002 in connection with their joint venture in Brazil (Subscription Agreement and Shareholders Agreement) were rescinded.

Additionally, Telefónica announced a tender offer for the voting shares held by non-controlling interests of Vivo Participaçoes, S.A. representing, approximately, 3.8% of its capital stock, for an amount equivalent to 80% of the price agreed in the Portugal Telecom acquisition described previously. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011.

January — December 2010 Results Telefónica 69

ADDENDA
Changes to the consolidation perimeter
In 2010 the following changes in the consolidation perimeter took place:
•
Telefónica Group, through its 100%-owned subsidiary, Telefónica Europe Plc, acquired 100% of the leading communications innovator JAJAH Inc., for the value of 145 million euros in January 2010. The company has been incorporated in Telefónica’s Group consolidation perimeter under the full consolidation method.

•
On 3 December 2009 TELEFÓNICA, through its subsidiary Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed definitive agreements for the acquisition of the German telecommunications operator HanseNet Telekommunikation GmbH (“HanseNet”). On 16 February 2010, the Telefónica Group completed the acquisition of 100% of the share capital of HanseNet Telekommunikation GmbH. The initial amount paid for this acquisition was approximately 913 million euros, which included 638 million euros refinanced debt that was finally reduced by 40 million euros once the transaction was completed. The company has been incorporated in Telefónica’s Group consolidation perimeter under the full consolidation method.

•
In April 2010, Teleinformática y Comunicaciones, S.A. (Telyco) disposed of its subsidiary, Telyco Marruecos, S.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

•
In June 2010, the British company Manx Telecom Limited was sold for approximately 164 million euros. This sale generated a benefit of 61 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

•
In June 2010, the Telefónica Group reduced its interest in the share capital of Portugal Telecom by 7.98%. In addition, Telefónica signed three “Equity Swaps” contracts with different financial entities. These swaps are based on the share price of Portugal Telecom and are settled by differences, thereby obtaining the same economic returns. The company was removed from the consolidation perimeter as of 30 June 2010.

•
Telefónica Móviles España, S.A.U., a 100% subsidiary of Telefónica, S.A., acquired approximately 91.2% of the Spanish company Tuenti Technologies, S.L. in August. Afterwards, a capital increase took place and the Telefónica Group increase its stake to 91.4%. The company has been incorporated in Telefónica’s Group financial statements under the full consolidation method.

•
On 27 September 2010, Telefónica, S.A. acquired fifty percent (50%) of the share capital of Brasilcel, N.V. (a Dutch company holding an approximately sixty per cent (60%) interest in the Brazilian company Vivo Participações, S.A.) from Portugal Telecom SGPS, S.A. Vivo has been incorporated in Telefónica’s Group consolidation financial statements under the full consolidation method since September 2010.

January – December 2010 Results Telefónica 70

DISCLAIMER
This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For additional information, please contact.
Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)
Phone number: +34 91 482 87 00
Fax number: +34 91 482 85 99
Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
Pablo Eguirón (pablo.eguiron@telefonica.es)
ir@telefonica.es
www.telefonica.es/accionistaseinversores

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: February 25th, 2011	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Strategy Officer